ANNUAL REPORT 2004 > FINANCIAL REVIEW	U.S. GAAP ROYAL BANK OF CANADA	23

Financial review

>	U.S. GAAP
	24	Financial overview	46	Financial priority: Cost control	62	Financial priority: Balance sheet and capital management	68	Off-balance sheet arrangements

	26	Critical accounting policies and estimates	48	Financial priority: Strong credit quality	65	Asset/liability management	71	Factors that may affect future results

	29	Line of business results	57	Risk management			73	2003 compared to 2002
	42	Financial priority: Revenue growth and diversification

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, included in this Annual Report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2005, our medium- and long-term goals, and our strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and United States economies and economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and the enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organizational structure, resources and processes; our ability to complete strategic acquisitions and to integrate our acquisitions successfully; the changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism, and our anticipation of and success in managing the foregoing risks.

     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

24	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

> MANAGEMENT’S DISCUSSION AND ANALYSIS

This portion of the Annual Report provides a discussion and analysis of our financial condition and results of operations, so as to enable a reader to assess material changes in financial condition and results of operations for the 12 months ended October 31,2004, compared to those of the 12 months ended October 31,2003 and 2002. The consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) are on pages 74 to 110.

     Our fiscal year-end is October 31. This management’s discussion and analysis is dated December 20, 2004. All dollar amounts are in Canadian dollars, unless otherwise specified.

     Additional information relating to Royal Bank of Canada, including our 2004 Annual Information Form, is available free of charge on our website at rbc.com, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at sec.gov.

Business overview

Royal Bank of Canada is a diversified global financial service group and a leading provider of personal and commercial banking, investment and trust services, insurance, corporate and investment banking, online banking, and transaction-based services including custody. Royal Bank of Canada operates under the masterbrand RBC Financial Group and for the fiscal year ended October 31, 2004, had five major business segments: RBC Banking (personal and commercial banking), RBC Investments (wealth management), RBC Insurance (insurance), RBC Capital Markets (corporate and investment banking) and RBC Global Services (securities custody and transaction processing). Royal Bank of Canada serves more than 12 million personal, business and public sector clients worldwide from offices in more than 30 countries.

     Effective November 1,2004, we realigned our organizational structure, resources and processes to serve our clients better and more efficiently across all of our businesses, find new ways to generate stronger revenue growth, and streamline our organization and processes for faster decision-making, quicker implementation and better productivity. As part of the realignment, our five prior business segments were realigned into three segments structured around client needs and geographic location: (1) a Canadian personal and business segment, which combines our Canadian banking, investments and global insurance businesses, including Canadian, U.S. and international insurance operations; (2) a U.S. and international segment, which includes banking and investments in the U.S., banking and brokerage in the Caribbean, and Global Private Banking internationally; and (3) a global capital markets segment that includes corporate banking, which serves corporate and larger commercial clients.

     We are integrating all our systems and operating capabilities in a global technology and operations group. In the fourth quarter, we eliminated a number of executive and senior management positions, commenced streamlining resources and took action to close redundant premises. We expect the majority of the remaining staff and occupancy cost reductions to be completed during 2005. The more complex technology initiatives will likely yield results in 2006 and 2007.

     We will begin reporting our financial results under our new structure in the first quarter of 2005. We believe that as a result of the realignment, we will record better expense control and revenue growth performance in Canada and the United States and, accordingly, have established more aggressive financial objectives in these areas for 2005.

     For much of 2005, our outlook is for steady interest rates in Canada and rising interest rates in the United States. We look for economic growth in the United States to ease to around 3.7% in 2005, after an estimated 4.4% pace in 2004. In Canada we expect a slight acceleration into the 3% range, after estimated growth of 2.7% in 2004. Overall, the global economy has entered a period of slower, more sustainable growth following robust expansion, which should have a favourable impact on our loan, deposit and revenue growth and the performance of our loan portfolio. The Canadian dollar equivalent of our U.S. dollar-denominated revenues, expenses and net income in 2004 were lowered relative to 2003 by the weaker U.S. dollar. The continued appreciation of the Canadian dollar relative to the U.S. dollar would reduce the translated value of our U.S. dollar-denominated revenues, expenses and earnings in 2005 compared to those in 2004.

FINANCIAL OVERVIEW

As shown in the table below, net income in 2004 decreased $197 million or 6% from 2003. This largely reflected a $784 million increase in non-interest expenses (including a $419 million increase in human resources expenses and the Cooperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank) settlement costs in the first quarter), business realignment charges of $192 million, a goodwill impairment charge of $130 million and a $55 million decline in the translated value of the U.S. dollar-denominated earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar. These factors more than offset the benefits of a $403 million increase in revenues, a $368 million decline in the provision for credit losses and a lower income tax expense.

Table 1 Financial overview

				2004 vs 2003
(C$ millions, except per share data and percentage amounts)	2004	2003	2002	Increase (decrease)
Total revenues	$17,350	$16,947	$17,060	$403	2%
Non-interest expense	11,020	10,236	10,244	784	8
Business realignment charges	192	—	—	192	n.m.
Goodwill impairment	130	—	—	130	n.m.
Provision for (recovery of) credit losses
Allocated specific	522	715	1,065	(193)	(27)
Allocated general and unallocated	(175)	—	—	(175)	n.m.
Net income	2,839	3,036	2,898	(197)	(6)
Earnings per share (EPS) — diluted (2)	4.25	4.42	4.12	(0.17)	(4)
Return on equity (ROE)	15.9%	17.0%	16.6%		(110	)bp

Tier 1 capital ratio(1)	8.9%	9.7%	9.3%		(80	)bp
Total capital ratio(1)	12.4%	12.8%	12.7%		(40	)bp

(1)	Calculated using guidelines issued by the Superintendent of Financial Institutions Canada and Canadian GAAP financial information.

(2)	Diluted earnings per share for 2003 has been restated to reflect a reduction of one cent per share as a result of adopting EITF 03-6 during 2004. See Note 1 on page 83 for details.

n.m. not meaningful

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	25

     Diluted earnings per share were $4.25, down $.17 or 4% from a year ago. This decline occurred despite an $.08 increase due to a 2% reduction in average shares outstanding in 2004, which was offset by an $.08 decrease due to the strengthening of the Canadian dollar relative to the U.S. dollar.

     The Canadian dollar appreciated 9% relative to the U.S. dollar, averaging US$.762 in 2004 compared to US$.697 in 2003, which lowered our revenues, expenses and net income by $500 million, $345 million and $55 million, respectively, compared to 2003. The movement of the Canadian dollar compared to currencies other than the U.S. dollar had a minimal impact on the change in our earnings compared to a year ago.

     Our 2004 results were affected by a number of factors. Revenues were negatively influenced by low interest rates and competitive pricing pressures, which compressed deposit and residential mortgage spreads, and by the appreciation of the Canadian dollar relative to the U.S. dollar compared to a year ago. However, we delivered solid loan and deposit growth as the result of ongoing marketing initiatives and product and service launches and benefited from stronger capital markets. On the expense side, we experienced higher human resources expenses (primarily higher benefit costs and higher variable compensation costs, driven by increases in revenues) and the Rabobank settlement costs, net of a related reduction in compensation. Further improvement in the credit environment and successful collection efforts resulted in lower nonaccrual loans and a lower provision for credit losses.

     As a result of the business realignment mentioned above, we recorded charges as follows:

Business realignment charges

	Employee-related	Premises-related			Related	Total charges
(C$ millions)	charges	charges	Other charges	Total charges	income taxes	(after-tax)
RBC Banking	$62	$13	$—	$75	$26	$49
RBC Investments	17	—	—	17	6	11
RBC Insurance	8	—	—	8	3	5
RBC Capital Markets	25	—	—	25	9	16
RBC Global Services	3	—	—	3	1	2
Other	51	—	13	64	22	42

Total	$166	$13	$13	$192	$67	$125

We have eliminated a number of executive and senior management positions, commenced streamlining resources and taken actions to close redundant premises. We took business realignment charges of $192 million, including $166 million of employee-related charges, and $26 million of premises-related charges and other charges consisting entirely of professional service fees. The employee-related charge of $166 million relates to approximately 1,660 position eliminations, largely in head office and support roles made redundant by the realignment of our five business segments into three and by the ongoing consolidation of our operations and technology platforms. About 40 staff of the approximately 1,660 positions (primarily executive and senior management staff) were notified by October 31, 2004, and the majority of the remaining positions are expected to be eliminated in 2005. We are in the process of closing 38 of RBC Mortgage’s 213 branches in the U.S., with an additional 9 RBC Mortgage branches and 10 of RBC Centura’s 275 branches scheduled to be closed in 2005. While these actions reduced the year’s earnings, we believe they position us for better performance in the future.

     During the fourth quarter, coincident with completion of our annual goodwill impairment test, we announced our business realignment. The results of our goodwill impairment test, which was based on a discounted cash flow model, indicated that the goodwill attributable to RBC Mortgage is impaired by $130 million. As a result, we recorded a $130 million goodwill impairment charge.

Table 2 Results by geographic segment

	2004				2003
		United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total
Net interest income	$5,173	$1,117	$394	$6,684	$5,105	$1,209	$264	$6,578
Non-interest income	5,797	3,260	1,609	10,666	5,179	3,348	1,842	10,369

Total revenues	10,970	4,377	2,003	17,350	10,284	4,557	2,106	16,947
Provision for credit losses
Allocated specific	418	126	(22)	522	521	108	86	715
Allocated general and unallocated	(74)	(65)	(36)	(175)	—	(2)	2	—
Insurance policyholder benefits, claims and acquisition expense	769	399	341	1,509	543	376	485	1,404
Non-interest expense	6,343	3,695	982	11,020	5,822	3,504	910	10,236
Business realignment charges	142	44	6	192	—	—	—	—
Goodwill impairment	—	130	—	130	—	—	—	—
Income taxes (1)	1,211	18	84	1,313	1,310	208	38	1,556

Net income	$2,161	$30	$648	$2,839	$2,088	$363	$585	$3,036

(1)	Includes non-controlling interest in net income of subsidiaries.

Net income from Canadian operations was $2,161 million, up $73 million or 3% from 2003. This increase reflects loan and deposit growth in RBC Banking of 9% and 6%, respectively, significant revenue growth in Wealth Management Canada within RBC Investments of $169 million or 14%, the acquisition of the Canadian operations of Provident Life and Accident Insurance Company (UnumProvident) by RBC Insurance, and a decline in the provision for credit losses, partially offset by higher non-interest expenses (largely benefit and variable compensation costs), and business realignment charges of $142 million recorded in the fourth quarter of 2004.

     Net income from U.S. operations was down $333 million or 92% from a year ago to $30 million, primarily as a result of the Rabobank settlement costs, the $130 million goodwill impairment charge and lower mortgage origination volumes and margins at RBC Mortgage, lower returns in RBC Centura’s investment portfolio, and the business realignment charges of $44 million reported in the fourth quarter.

     Other international net income was $648 million in 2004, up $63 million or 11% from 2003, mainly reflecting a recovery of credit losses of $58 million compared to provisions for credit losses of $88 million in 2003.

26	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial priorities
Revenue growth and diversification

Total revenues were up $403 million or 2%. The increase in revenues reflected higher insurance revenues (which now include UnumProvident), higher capital markets-related revenues other than trading (mutual fund revenues, securities brokerage commissions, underwriting and other advisory fees, investment management and custodial fees), and strong growth in loans and deposits. These factors more than offset a $500 million reduction due to the strengthening of the Canadian dollar against the U.S. dollar and a $169 million decline in total trading revenues (included in both net interest income and non-interest income). A detailed discussion follows on pages 42 to 45.

Cost control

Non-interest expense was up $784 million or 8%, largely due to an increase in human resource expenses (primarily higher benefit costs, and higher variable compensation costs, driven by increases in revenues) and the Rabobank settlement costs, net of a related reduction in compensation. The appreciation of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $345 million. A full discussion is provided on pages 46 to 47.

Strong credit quality

The provision for credit losses declined by $368 million or 51% due to fewer new problem loans, the reversal of specific allowances reflecting the favourable resolution of a number of earlier problem loans and the reversal of $175 million of the general allowance. Nonaccrual loans declined by $486 million or 28% this year due to successful collection efforts, resulting in a number of problem accounts being repaid, restructured or sold and a general improvement in the credit environment, resulting in fewer new problem loans. Detailed discussion and tables can be found on pages 48 to 56.

Balance sheet and capital management

Total assets were $447.7 billion at October 31, 2004, up $35.1 billion or 9% from October 31, 2003, reflecting higher loans and other assets. At October 31, 2004, using Superintendent of Financial Institutions Canada (OSFI) guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 8.9% and our Total capital ratio was 12.4%, both above our medium-term (three- to five-year) goals of 8-8.5% for Tier 1 capital and 11-12% for Total capital. More details are provided on pages 62 to 64.

Outlook

We are targeting growth in earnings per share of 20%+ and ROE of 18-20% in 2005 based on expectations of better revenue growth and expense control, stronger results in our U.S. operations and continued strength in the Canadian economy in 2005.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Application of critical accounting policies and estimates

Our significant accounting policies are contained in Note 1 to the consolidated financial statements on pages 79 to 83. Certain of these policies as well as estimates made by management in applying such policies are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization and variable interest entities and pensions. They have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.

Allowance for credit losses

The allowance for credit losses represents management’s estimate of probable losses incurred in our lending portfolio including loans, acceptances, letters of credit and unfunded commitments, as at the balance sheet date. The allowance for credit losses comprises three distinct components – allocated specific, allocated general and unallocated; each component is available to absorb losses incurred in the entire portfolio. The allocated specific allowance is determined on an ongoing basis through management’s identification and determination of losses related to nonaccrual accounts. The general (allocated and unallocated) allowances are determined on a quarterly basis through management’s assessment of probable losses in the remaining portfolio.

     The process for determining the allowances involves quantitative and qualitative assessments using current and historical credit information. The process inherently requires the use of certain assumptions and judgments including (i) assessing the nonaccrual status and/or risk ratings of loans, (ii) estimating cash flows and collateral values, (iii) developing default and loss rates based on historical and industry data, (iv) adjusting loss rates and parameters based on the relevance of historical experience given changes in credit strategies, processes and policies, (v) assessing the current credit quality of the portfolio based on credit metric trends in relation to nonaccrual, charge-offs and recoveries, and portfolio composition and concentrations, and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other reasonable judgments can materially affect the allowance level and net income.

Allocated specific allowance

Allocated specific allowances are established to absorb probable losses on nonaccrual loans. Nonaccrual loans are recognized when, based on management’s judgment, there is no longer reasonable assurance that all interest and principal payments will be made in accordance with the contracted agreement.

     For large business and government portfolios, which are continuously monitored, an account is classified as nonaccrual based on our evaluation of the borrower’s overall financial condition, its available resources and its propensity to pay amounts as they come due. Allocated specific allowances are established on an individual account basis, using management’s judgment relating to the timing of future cash flows including amounts that can be reasonably expected from the borrower, financially responsible guarantors or the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation.

     For homogeneous portfolios (consumer and small businesses), excluding credit cards, which are directly charged off after 180 days in arrears, accounts are classified as nonaccrual based on contractual delinquency status, generally 90 days past due. The estimation of allocated specific allowances on these nonaccrual accounts is based on a formula that applies a product-specific net charge-off ratio to the related

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	27

nonaccrual amounts. The net charge-off ratios are based on historical loss experience, adjusted to reflect management’s judgment relating to recent credit quality trends including delinquency, loss severity and portfolio composition.

Allocated general allowance

The allocated general allowance is established to absorb expected losses on accounts in the lending portfolio that have not yet been specifically classified as nonaccrual. This estimation is based on a number of assumptions including (i) the level of unidentified problem loans given current economic and business conditions, (ii) the timing of an account being classified as nonaccrual, (iii) the committed amount that will be drawn when the account is classified as nonaccrual, and (iv) the ultimate severity of loss. In determining the appropriate level of allocated general allowance, management first employs a number of statistical models using historical loss rates and parameters to estimate a range of probable losses over an economic cycle. Management then considers changes in the credit processes including underwriting, limit setting and the workout process in order to adjust historical experience to better reflect the current environment. In addition, current credit information including portfolio composition, credit quality trends and economic, business and industry information is assessed to determine the appropriate allowance level. The level is then compared to other relevant benchmarks to ensure the consistency and reasonableness of the assumptions and allowance level.

     For large business and government loans, the allocated general allowance level is estimated based on management’s judgment of business and economic conditions, historical and expected loss experience, the impact of policy changes and other relevant factors. The range of loss is derived through the application of a number of loss parameters related to committed obligations. The key parameters used are probability of default (PD), loss given default (LGD) and usage given default (UGD). PDs are delineated by borrower type and risk rating, LGDs are largely based on transactional structure and client type, and UGDs are applied based on risk rating. These parameters are based on long-term historical loss experience (default migration, loss severity and exposure at default), supplemented by external studies and industry initiatives, and are updated on a regular basis. This approach allows us to generate a range of potential losses over an economic cycle, including an average “expected loss.” One of the key judgmental factors that influences the loss estimate for this portfolio is the application of the internal risk rating framework, which relies on our quantitative and qualitative assessments of a borrower’s financial condition in order to assign it an internal credit risk rating similar to those used by external rating agencies. As the large business and government loan portfolio is subject to a high level of volatility, management also considers single-name and sectoral concentration risk in assessing the adequacy of the allowance level. Any material change in the above parameters or assumptions would affect the range of expected credit losses and consequently may affect the allocated general allowance level.

     For homogeneous loans, including residential mortgages, credit cards, and personal and small business loans, probable losses are estimated on a portfolio basis. Long-term historical net charge-off experience is applied to current outstanding loans to determine a range of probable losses over an economic cycle. Management then considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors to determine the level of the allocated general allowance.

Unallocated allowance

The unallocated allowance is based on management’s assessment of the overall adequacy of the allowance. This assessment includes (i) an estimate of probable credit losses that have not been captured in the allocated specific and allocated general allowances, due to limitations and imprecision inherent in the allocated allowance methodologies, and (ii) benchmarking against internal and external references.

Based on the procedures discussed above, management is of the opinion that the total allowance for credit losses of $1,714 million is adequate to absorb estimated credit losses incurred in the lending portfolio as at October 31, 2004. This amount includes $70 million related to letters of credit and unfunded commitments, which is classified in other liabilities. The year-over-year reduction of $450 million largely reflects the overall improvement in the credit quality of the portfolio, as well as the reduction in exposure to problem sectors.

Fair value of financial instruments

In accordance with U.S. GAAP, certain financial instruments are carried on our balance sheet at their fair value. These financial instruments comprise securities held in our trading portfolio, securities that are available for sale, obligations related to securities sold short and derivative financial instruments. At October 31, 2004, approximately $167 billion of our financial assets and $66 billion of our financial liabilities were carried at fair value. Fair value is defined as the amount at which an instrument could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

     The fair value of the majority of the financial instruments in our portfolios is determined based on their quoted market price as it provides the best evidence of fair value. Note 24 on pages 108 to 109 provides disclosure of the estimated fair value of all our financial instruments at October 31, 2004.

     If a quoted market price is not available, we use internal or external financial valuation models to estimate fair value. Where we believe the potential exists that the amount realized on sale will be less than the estimated fair value due to insufficient liquidity over a short period of time, a provision is made. We also maintain a provision for model risk, which may occur when the estimated value does not reflect the true value under certain stress market conditions. These provisions reflect varying levels of management judgment based on quantitative research and analysis.

     The majority of our trading and available for sale securities portfolios and obligations related to securities sold short comprise or relate to actively traded debt and equity securities, which are carried at fair value based on available quoted market prices. Where quoted market prices are not available for a particular security, the quoted market price of a security with similar characteristics and risk profile is used to estimate the fair value of the unquoted security.

     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment are classified as Available for sale securities and carried at fair value. Refer to Securitization and variable interest entities below for further details on our valuation methodology, our assumptions used and the sensitivity of the fair value of retained interests to adverse changes in those assumptions.

     For derivative financial instruments, we determine fair value using various methodologies, including quoted market prices, prevailing market values for similar instruments, net present value of future cash flows and other internal or external pricing models. As few over-the-counter (OTC) derivative financial instruments are actively quoted, we rely primarily on internally developed pricing models and established industry standard pricing models, such as Black-Schöles, to determine fair value. In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates and price and rate volatilities as applicable. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment. Unrealized gains and losses at inception are deferred and recognized over the term of the contract unless the fair value of the derivative financial instrument at inception is evidenced by quoted market prices, other current market transactions or observable market inputs. For further information on our derivative instruments, refer to Note 22 on pages 106 to 107.

28	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

     The following table summarizes our significant financial assets and liabilities by valuation methodology at October 31,2004.

Assets and liabilities carried at fair value by valuation methodology

	Financial assets			Financial liabilities
				Obligations related
		Available for sale		to securities sold
(C$ millions, except percentage amounts)	Trading securities	securities	Derivatives	short	Derivatives
Fair value
Based on	$87,635	$39,861	$39,640	$23,815	$42,656
Quoted market prices	87%	66%	—%	93%	—%
Pricing models with significant observable market parameters	13	34	99	7	100
Pricing models with significant unobservable market parameters	—	—	1	—	—

	100%	100%	100%	100%	100%

The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgment by management. The use of different methodologies, models and assumptions may result in significantly different fair values and financial results. To mitigate this risk, all significant financial valuation models are vetted by our risk management function, which is not involved in trading the assets and liabilities and is mandated to provide an independent perspective. Our internal financial valuation models for accounting are strictly controlled and regularly recalibrated, and require the approval of our risk management function. In addition, OSFI reviews our models selectively based on the risk profile of the business to ensure appropriateness of the models and validity of the assumptions used by management. Refer to the Risk management section on pages 57 to 61 and the Asset/Liability management section on pages 65 to 71 for further details on the sensitivity of financial instruments used in trading and non-trading activities, respectively.

     As outlined in Note 1 on page 79, changes in the fair value of trading securities and obligations related to securities sold short are recognized as trading revenues in non-interest income.

     Changes in the fair value of our derivatives are recognized in non-interest income except in the case of cash flow hedges and hedges of net foreign currency investments in subsidiaries. Refer to Note 1 on pages 80 to 81 for further details.

     Changes in the fair value of available for sale securities are recognized in other comprehensive income, which is a component of shareholders’ equity. Writedowns to reflect other-than-temporary impairment are assessed regularly and recognized in non-interest income.

Securitization and variable interest entities

We periodically securitize residential mortgages, credit card receivables and commercial mortgage loans by selling them to special purpose entities (SPEs) or trusts that issue securities to investors. Some of the key accounting determinations in a securitization of our loans are whether the transfer of the loans meets the criteria required to be treated as a sale and, if so, the valuation of our retained interests in the securitized loans. A sale can be recognized if we receive consideration other than beneficial interests in the transferred loans, the transferred loans are legally isolated from our creditors, the transferee is able to sell or pledge the transferred loans and we do not maintain effective control over the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. When we securitize loans and retain an interest in the securitized loans it is a matter of judgment whether the loans have been legally isolated. We obtain legal opinions where required to establish legal isolation of the transferred loans. We often retain interests in securitized loans such as interest-only strips, servicing rights or cash reserve accounts. Where quoted market prices are not available, the valuation of retained interests in sold assets is based on our best estimate of several key assumptions such as the payment rate of the transferred loans, excess spread, expected credit losses and discount rate. The fair value of such retained interests calculated using these assumptions affects the gain or loss that is recognized from the sale of the loans. See Note 7 on pages 90 to 91 for the volume of securitization activity in our loans, the gain or loss recognized on sale and a sensitivity analysis of the key assumptions in valuing our retained interests. Another key accounting determination is whether the SPE that is used to securitize and sell our loans is required to be consolidated. As described in Note 8 on page 92, we concluded that none of the SPEs used to securitize our financial assets should be consolidated.

     We also enable our clients to securitize their financial assets by providing them access to funding through multi-seller asset-backed commercial paper conduits (multi-seller conduits) that we administer. The key accounting determination with respect to these multi-seller conduits is whether we are required to consolidate them. This determination is made under the Financial Accounting Standards Board (FASB) new Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities. We had to exercise judgment in applying FIN 46R to these multi-seller conduits to identify our variable interests and compare them with other variable interests held by unrelated parties to determine if we were exposed to a majority of each multi-seller conduit’s expected losses and expected residual returns as defined in FIN 46R. We concluded that our variable interests in these multi-seller conduits primarily result from provision of backstop liquidity facilities, partial credit enhancement and our entitlement to residual fees. We transact plain vanilla interest rate and foreign currency derivatives with the multi-seller conduits at market rates. We do not consider these derivatives to be variable interests. Using qualitative and quantitative analysis, we calculated the expected losses and expected residual returns attributable to our variable interests in each multi-seller conduit and those attributable to an unrelated party and based on a comparison of the two we determined that we were not exposed to a majority of any of the multi-seller conduit’s expected losses or expected residual returns. We therefore concluded that we were not required to consolidate these multi-seller conduits as at October 31, 2004. See discussion on off-balance sheet activities on pages 69 to 70 and Note 8 on pages 91 to 92 for a description of these multi-sellers, their size, our variable interests in them, our maximum exposure to loss and the restructuring undertaken during 2004. Note 8 also describes our involvement with other variable interest entities and recognizes the risk of FIN 46R interpretations changing in the future, which may lead us to conclude differently on their consolidation.

Pensions

We sponsor a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees after retirement. These plans include statutory pension plans, supplemental pension plans and health, dental and life insurance plans. These pension plans provide benefits based on years of service, contributions and average earnings at retirement.

     Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health care cost trend rates, projected salary increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the assumed experience will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 18 on pages 100 to 101.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	29

LINE OF BUSINESS RESULTS

Overview

Table 3 below shows our results by business segment in 2004. GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed in the Economic Capital section on page 58. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect measures such as business segment ROE. Furthermore, the attribution of common equity is a dynamic process and is affected by current business activity, volumes and environmental factors. Other companies may use different methodologies to allocate equity to their segments.

     Average allocated common equity attributed to RBC Banking and RBC Capital Markets in 2004 was lower than a year ago. This is partially due to the decline in the translated value of U.S. dollar-denominated assets as a result of the appreciation of the Canadian dollar relative to the U.S. dollar. RBC Banking was also affected by the recalibration of credit risk portfolio rates for personal loan products, which reduced its allocated common equity, largely offset by attributions for the acquisitions of Sterling Capital Mortgage Company (Sterling) on September 30, 2003, and the Florida operations of Provident Financial Group, Inc. on November 21, 2003. The decrease in RBC Capital Markets also reflected lower credit risk, partially offset by an increase in equity attributed for higher market risk. Average allocated common equity attributed to RBC Insurance was higher, largely due to the acquisition of the Canadian operations of Provident Life and Accident Insurance Company (UnumProvident) on May 1, 2004, and to the first full year of the attribution for the acquisition of Business Men’s Assurance Company of America (BMA) on May 1, 2003. Average allocated common equity attributed to RBC Investments had minimal change, while that attributed to RBC Global Services was unchanged.

     Net income from RBC Banking fell to 45% of total net income from 51% last year, as net income declined 17%. ROE was 18.4% compared to 20.8% in 2003, reflecting the earnings decline. The financial performance of RBC Banking is discussed in detail on pages 30–32.

     RBC Investments contributed 17% of our total net income. Net income grew 19% in 2004, while ROE increased 330 basis points to 18.4%. The factors contributing to the earnings improvement of RBC Investments are discussed in detail on pages 33–34.

     We generated 10% of our total net income from RBC Insurance, which had net income growth of 19%. ROE remains strong at 25.3%. A detailed discussion of the financial performance of RBC Insurance is provided on pages 35–37.

     Net income from RBC Capital Markets increased 34% from last year, accounting for 23% of our total net income in 2004. ROE rose to 18.7% from 12.6% last year. An analysis of the financial performance of RBC Capital Markets is provided on pages 38–39.

     RBC Global Services generated 8% of total net income and recorded earnings growth of 26%, while ROE increased 760 basis points to 35.3% in 2004. The financial performance of RBC Global Services is discussed in detail on pages 40–41.

     The Other segment recorded a net loss of $91 million compared to net income of $173 million in 2003. The decline in net income reflected a number of factors, which are discussed in detail on page 41.

Effective November 1, 2004, we realigned our five prior business segments into three segments structured around client needs and geographic locations: (1) a Canadian personal and business segment, which combines our Canadian banking, investments and global insurance businesses including Canadian, U.S. and international insurance operations; (2) a U.S. and international segment, which includes banking and investments in the U.S., banking and brokerage in the Caribbean, and Global Private Banking internationally; and (3) a global capital markets segment that includes corporate banking, which serves corporate and larger commercial clients. In addition, we are integrating all our systems and operating capabilities in a global technology and operations group. As the reorganization only became effective after the end of the 2004 fiscal year, the following management discussion and analysis is based on our previous structure. Further details on how businesses in each of the five segments will be reorganized under the new structure are presented in the Overview section for each segment on the pages that follow. We will begin reporting our financial results under the new structure in the first quarter of 2005.

Table 3 Results by business segment

	2004							2003
	RBC	RBC	RBC	RBC Capital	RBC Global
(C$ millions, except per share and percentage amounts)	Banking	Investments	Insurance	Markets	Services	Other (1)	Total	Total
Net interest income	$5,517	$429	$—	$716	$177	$(155)	$6,684	$6,578
Non-interest income	2,036	3,322	2,267	2,123	742	176	10,666	10,369

Total revenues	7,553	3,751	2,267	2,839	919	21	17,350	16,947
Provision for credit losses
Allocated specific	554	4	—	5	(5)	(36)	522	715
Allocated general and unallocated	(76)	—	—	(85)	(14)	—	(175)	—
Insurance policyholder benefits, claims and acquisition expense	—	—	1,509	—	—	—	1,509	1,404
Non-interest expense	4,841	3,015	472	2,052	625	15	11,020	10,236
Business realignment charges	75	17	8	25	3	64	192	—
Goodwill impairment	130	—	—	—	—	—	130	—
Income taxes	726	225	7	182	86	(32)	1,194	1,443
Non-controlling interest	16	—	—	2	—	101	119	113

Net income (loss)	$1,287	$490	$271	$658	$224	$(91)	$2,839	$3,036

U.S. net (loss) income	(183)	118	13	86	8	(12)	30	363
Net income
As a % of total	45%	17%	10%	23%	8%	(3)%	100%	100%
% growth over prior year	(17)%	19%	19%	34%	26%	(153)%	(6)%	5%
Return on common equity	18.4%	18.4%	25.3%	18.7%	35.3%	(3.6)%	15.9%	17.0%
Average allocated common equity (2)	$7,000	$2,600	$1,050	$3,500	$650	$2,750	$17,550	$17,500

(1)	Represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, and Information Technology.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period. Attributed to the segments as discussed above.

30	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

RBC BANKING

Overview

RBC Banking serves 11.5 million individual, small and medium-sized business, and mid-market commercial clients in Canada, the U.S., the Caribbean and the Bahamas. Our multiple distribution capabilities include a network of branches, business banking centres and other sales units, accredited financial planners, mobile sales representatives, automated banking machines, and telephone and Internet banking channels.

Drawing on our extensive distribution network and working together with other RBC businesses, we offer our clients tailored solutions and financial planning and advice based on life events and client preferences through a diverse range of financial products and services including deposit accounts, investments and mutual funds, credit and debit cards, business and personal loans, and residential and commercial mortgages.

Effective November 1, 2004, most of the Canadian operations within RBC Banking became part of the new Canadian personal and business segment, and operations in the U.S. and the Caribbean and the Bahamas became part of the new U.S. and international segment. Larger commercial clients previously served by RBC Banking will be served by the new global capital markets segment.

Industry profile

In Canada, personal and commercial banking is a mature industry dominated by the five largest Canadian banks, although competition is fierce and niche players increasingly operate in select businesses such as credit cards, mortgages and deposits. The U.S. market is more fragmented, and regional markets are often highly competitive. Many banks across North America have expanded their focus to offer investment products and financial planning and advice to targeted clients. Critical success factors include providing a superior client experience, competitive products, strong revenue-focused sales processes, rigorous credit and operational risk management practices, and tight expense control.

Our strengths

•	Established Canadian retail banking brand

•	Strong capabilities in Customer Relationship Management (CRM), client segmentation and specialized sales forces

•	Comprehensive product, sales, service and national distribution capabilities in Canada compared to niche players

•	Among Canadian banks, market leadership in client household penetration in personal markets in Canada, and lead market share in total personal deposits and mutual funds, residential mortgages, business deposits, and business financing in Canada

•	Presence in U.S. retail banking

2005 outlook

Our business results are influenced by Canadian and U.S. economic conditions and the effects of interest rates on consumer and business loan demand, net interest margins, credit quality trends and exchange rates, particularly the value of the U.S. dollar relative to the Canadian dollar.

     In Canada, based on our forecast of stable interest rates through much of 2005, we anticipate that deposit spreads could remain somewhat compressed. However, reasonable economic and accompanying loan growth should have positive overall revenue implications for our Canadian consumer business, which will be part of the Canadian personal and business segment in 2005.

     For our U.S. businesses, which will be part of the U.S. and international segment in 2005, we anticipate that organic loan and deposit balance growth will contribute favourably to RBC Centura revenues. Higher U.S. interest rates expected in 2005 could reduce the volume of mortgage origination loan activity at RBC Mortgage.

     Our focus on revenue growth and cost management initiatives across Canada and the U.S. should also yield favourable results.

Financial performance

Net income from RBC Banking declined $267 million or 17% from a year ago as an earnings decline in U.S. operations more than offset earnings growth in Canada. Earnings in Canada improved $66 million or 5%, as revenue growth of $164 million, lower income taxes and a $76 million reversal of the general allowance were partially offset by a $177 million increase in non-interest expense (largely attributable to higher benefit and other compensation costs) and $47 million in business realignment charges. The $183 million net loss in the U.S. operations reflects the goodwill impairment charge of $130 million, as well as lower revenues from both RBC Centura and RBC Mortgage and $28 million in business realignment charges. The strengthening of the Canadian dollar relative to the U.S. dollar had an unfavourable impact on RBC Banking’s net income of $6 million.

Results

(C$ millions, except percentage amounts)	% change		2004	2003
Net interest income	(1)%		$5,517	$5,546
Non-interest income	(3)		2,036	2,106

Total revenues	(1)		7,553	7,652
Provision for credit losses
Allocated specific	—		554	554
Allocated general and unallocated	n.m.		(76)	—

Total	(14)		478	554
Non-interest expense	4		4,841	4,642
Business realignment charges	n.m.		75	—
Goodwill impairment	n.m.		130	—

Net income before income taxes	(17)		2,029	2,456
Income taxes	(19)		726	894
Non-controlling interest	100		16	8

Net income	(17)%		$1,287	$1,554

U.S. net (loss) income	(230)%		$(183)	$141
Net income as a % of total group net income	(600	)bp	45%	51%
ROE	(240	)bp	18.4%	20.8%
Net interest margin (average assets)	(22	)bp	3.20%	3.42%
Net interest margin (average earning assets)	(24	)bp	3.36%	3.60%
Efficiency ratio (1)	340	bp	64.1%	60.7%
Average assets (2)	6%		$172,300	$162,400
Average loans and acceptances (2)	7		159,800	149,600
Average deposits (2)	5		140,700	133,700
Average allocated common equity (2), (3)	(5)		7,000	7,350
Credit information
Nonaccrual loans	(15)		$852	$1,007
Net charge-offs	(5)		615	648
Net charge-offs as a % of average loans and acceptances	(5	)bp	.38%	.43%
Number of employees (full-time equivalent)	1%		37,884	37,475

(1)	Efficiency ratio is defined in the Glossary on page 121.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Attributed to the segment as discussed on page 29.

n.m. not meaningful

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	31

     Total revenues declined $99 million or 1% from last year, including the impact of the stronger Canadian dollar relative to the U.S. dollar, which reduced revenues by $107 million. In Canada, revenues rose $164 million or 3%, reflecting strong growth in loan and deposit balances and higher fee income, partly offset by a narrower net interest margin. Revenues in the U.S., however, were down $248 million or 20% (down 12% in U.S. dollars), reflecting lower origination volumes and margins at RBC Mortgage and lower returns in RBC Centura’s investment portfolio. These factors were partially offset by the inclusion of a full year of revenues for Sterling in 2004 compared to one month of revenues in 2003, and strong loan growth at RBC Centura.

     Total non-interest expense increased $199 million or 4% from a year ago, notwithstanding the favourable impact of the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced expenses by $94 million. Expenses in Canada grew $177 million or 5%, mainly due to higher benefit costs (largely reflecting pension and postretirement benefit expenses), and other compensation costs. In the U.S., expenses increased $23 million or 2% (up 11% in U.S. dollars) reflecting a full year of expenses for Sterling in 2004 compared to one month of expenses in 2003, and a valuation allowance of $33 million in the second quarter of 2004 relating to certain mortgage loans that are believed to have been fraudulently originated in 2001 and 2002. However, the increase was partially offset by the impact of the strengthening Canadian dollar relative to the U.S. dollar, which reduced expenses by $93 million.

     The provision for credit losses decreased $76 million or 14% from last year principally due to the $76 million reversal of the general allowance in 2004. Credit quality strengthened across the portfolio, with net charge-offs as a per cent of average loans and acceptances declining 5 basis points to .38%.

     ROE declined to 18.4% from 20.8% a year ago, due to lower earnings this year and despite a decrease in average allocated common equity attributed to the segment.

REVIEW BY DIVISION

RBC BANKING — CANADA

Operating under the RBC Royal Bank brand, we serve individuals, small and medium-sized businesses, and commercial clients in all provinces and territories. Roughly one third of Canadian households deal with Royal Bank of Canada, which is the leading financial institution in Canada in terms of household penetration.

     We offer our clients extensive physical and alternative distribution choices, providing them with 24/7 access. We continue to strengthen our distribution channel capabilities, including reinvestment in our branch network and staff, and in our electronic banking capabilities. More and more of our clients are availing themselves of our online banking services (see chart below). We have also strengthened our telephone banking capabilities delivered through Royal Direct, with specialized business advisors focused on small business clients and client care officers dedicated to client problem resolution.

     We offer a wide range of financial services and advice, as detailed on page 30, and products and expertise in specialized areas such as foreign exchange, asset-based finance, leasing and automotive finance. We continue to strengthen our product lines, which include a full choice of credit card products such as our no fee RBC Rewards Visa Classic card introduced in 2004 and our increasingly popular RBC Royal Bank Visa Platinum Avion card. We provide merchants with credit and debit card acceptance services, point-of-sale capabilities and Internet-secure electronic transaction solutions through Moneris Solutions, Inc. (Moneris Solutions), a joint venture in which we participate equally with Bank of Montreal. We expanded our mortgage product offerings with the introduction in 2004 of RBC Homeline Plan, RBC Vacation Home Mortgages, and RBC No Down Payment Mortgages. Such product depth has contributed to strong volume growth in 2004 across nearly all product categories (see table at right), reinforcing our number one or number two product market share positions in Canada.

     We also continue to strengthen our expertise in CRM and client segmentation, placing strong focus on targeted sub-segments such as high-growth manufacturers, professionals, business owners and “Snowbirds.” We have a strong specialized sales force, which includes investment and retirement planners, financial planners, mortgage specialists and Knowledge-Based Industry and Agriculture focused account managers, among others. We are leveraging our diverse expertise to deliver strong capabilities in financial planning and advice.

Financial performance

Total revenues rose $164 million or 3%, as strong growth in loan and deposit balances and higher fee income were partly offset by a narrower net interest margin. Residential mortgage, personal loan and credit card average balances all grew in excess of 10%, while non-interest income grew 5%, driven by stronger credit card revenues due to higher spending volumes and higher mutual fund revenues from capital market appreciation and stronger sales. Net interest margin narrowed 19 basis points as the low interest rate environment and competitive pricing contributed to spread compression on deposits and residential mortgages.

Selected highlights (1)

(C$ millions, except percentage amounts)	%change	2004	2003
Total revenues	3%	$6,329	$6,165
Average residential mortgages (2)	11	80,300	72,600
Average personal loans	12	27,000	24,200
Average personal deposits	5	87,700	83,700
Average business loans and acceptances	2	33,900	33,300
Average business deposits	8	34,300	31,700
Average card balances	14	7,900	6,900
Card spending volumes	16	34,900	30,200
Number of:
Employees (full-time equivalent)	1	31,244	30,865
Automated banking machines	(2)	3,999	4,062
Branches	(1)	1,098	1,104
Online banking clients	18	2,619,800	2,219,100

(1)	Averages are calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Includes loans originated and serviced by RBC Royal Bank that have been securitized.

32	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

RBC BANKING — UNITED STATES

Our personal and commercial banking business in the United States is conducted through RBC Centura. Headquartered in Rocky Mount, North Carolina, RBC Centura serves individual and business clients in the Southeast United States.

     In 2004, RBC Centura expanded its reach by acquiring the 13 Florida branches of Ohio-based Provident Financial Group Inc. We also opened 21 new branches in Atlanta, various locations in Florida, and other high-growth markets. We plan to further optimize our branch network by continuing to open new branches selectively in high-growth markets and also by closing 10 low-return branches in 2005. In addition, we strengthened our product capabilities, including the Home Equity Line of Credit, Homebuyer Rewards package and RBC Access USA cross-border services, and expanded our sub-segment expertise focused on health care professionals, executives, and Canadian “Snowbirds” and other cross-border clients. RBC Builder Finance, a financing division of RBC Centura serving home builders and developers, increased its new loan commitments by 39% in 2004, leveraging its 35 loan production offices serving over 90 markets across the United States.

     The U.S. platform of RBC Banking also includes RBC Mortgage, a mortgage originator increasingly focused on new purchase business versus refinancings. As part of the business realignment, we are in the process of closing 38 of RBC Mortgage’s 213 branches, with an additional 9 branches to be closed in 2005. In January 2005, the Chicago headquarters of RBC Mortgage will be closed and the operations transferred to its Houston office, which was the base of Sterling, acquired in September 2003.

     In 2004, RBC Mortgage strengthened its loan origination processes and technology and extended its reach through new Affiliated Business Arrangements, joint ventures with home builders and realtors to provide new home mortgages directly to homebuyers.

Financial performance

Total revenues declined $248 million or 20% from last year. The strengthening of the Canadian dollar relative to the U.S. dollar (which reduced the translated value of revenues) accounted for $93 million of the decline. In U.S. dollars, total revenues decreased US$107 million or 12%, with RBC Centura and RBC Mortgage down US$46 million or 7% and US$61 million or 35%, respectively. Strong loan growth at RBC Centura was more than offset by lower returns in its investment portfolio due to lower yields as the portfolio was reinvested into higher-quality but lower-yielding instruments at the end of 2003. RBC Mortgage revenue was negatively affected by lower margins and an industry-wide decline in origination volumes from exceptionally high levels in 2003 when low interest rates drove a mortgage refinance boom. These declines were partially offset by the inclusion of a full year of revenues for Sterling in 2004 compared to one month of revenues in 2003.

Selected highlights (1)

(C$ millions, except percentage amounts)	%change	2004	2003
Total revenues	(20)%	$1,016	$1,264
Average residential mortgages	(10)	3,800	4,200
Average personal loans	3	3,400	3,300
Average personal deposits	—	8,000	8,000
Average business loans and acceptances	3	9,000	8,700
Average business deposits	3	6,000	5,800
Average card balances	—	100	100
Card spending volumes	—	400	400
Mortgage originations ($ billions)	(47)	22.5	42.6
Number of:
Employees (full-time equivalent)	—	5,430	5,444
Automated banking machines	9	304	279
Branches (2)	14	275	242
Online banking clients (3)	(33)	70,300	104,500

(1)	Averages are calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Excludes RBC Mortgage and RBC Builder Finance sales offices.

(3)	Certain inactive clients were not transferred to a new technology platform in 2004.

RBC BANKING — CARIBBEAN AND THE BAHAMAS

Operating under the brand name RBC Royal Bank of Canada, we provide a broad range of personal and commercial banking products and services to individual and business clients in the Bahamas, Barbados, the Cayman Islands, and the Eastern Caribbean countries of Antigua, Dominica, Montserrat, St. Kitts, and St. Lucia through a network of branches, business centres and automated banking machines.

Financial performance

Total revenues fell $15 million or 7% from last year, due to the strengthening of the Canadian dollar relative to the U.S. dollar and certain Caribbean currencies.

Selected highlights

(C$ millions, except percentage amounts)	%change	2004	2003
Total revenues	(7)%	$208	$223
Number of:
Employees (full-time equivalent)	4	1,210	1,166
Automated banking machines	15	69	60
Branches	—	43	43

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	33

RBC INVESTMENTS

Overview

RBC Investments provides wealth management services including full-service and self-directed brokerage, financial planning, investment counselling, personal trust, private banking and investment management products and services to clients in Canada, the U.S. and internationally. Products and services are delivered through the RBC Royal Bank branch network across Canada, RBC Investments offices, RBC Dain Rauscher branches in the U.S., private banking offices and other locations worldwide. Services are also delivered via the Internet and telephone.

Effective November 1, 2004, Canadian operations within RBC Investments became part of the new Canadian personal and business segment while the U.S. and international operations became part of the new U.S. and international segment.

Industry profile

Wealth management remains a highly competitive business with numerous large and boutique firms serving the North American market. Volatile capital markets and the rising costs of managing the regulatory and compliance requirements of the industry continue to encourage consolidation. However, consolidation in the Canadian mutual fund industry has not significantly altered the competitive landscape as players continue to expand their distribution channels.

Our strengths

•	Relationship management capabilities resulting from experienced people and state of the art technology applications

•	Ability to deliver the breadth of products and services clients need to meet their financial goals

•	Multiple distribution channels for client convenience

•	Close relationship to the client base and ability to draw on the diverse capabilities of RBC Financial Group

•	Solutions designed for specific investment strategies and client risk tolerance

2005 outlook

Based on our expectation that in both Canada and the U.S., investor confidence and capital markets performance will continue to improve modestly, we expect moderate revenue growth in all of our businesses in 2005, and expense growth below that of revenue growth in light of our cost-containment efforts.

Financial performance

Net income increased $78 million or 19% in 2004, primarily driven by improved earnings in U.S. and Canadian brokerage and asset management businesses, as well as from Global Private Banking. These increases more than offset the effect of the strengthening of the Canadian dollar relative to the U.S. dollar in 2004, which reduced net income by $29 million. U.S. net income was up $30 million from a year ago, with significant growth in transaction-based and asset value based fee revenues in the full-service brokerage business and lower retention compensation costs at RBC Dain Rauscher.

     Total revenues increased $221 million or 6%, reflecting higher transaction-based and asset value based fee revenues from the U.S. and Canadian brokerages and larger asset balances in the asset management businesses. This growth more than offset the impact of the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced the translated value of U.S. dollar-denominated revenues by $188 million.

     The $104 million or 4% increase in non-interest expense largely reflected higher variable compensation costs associated with revenue growth and pension, postretirement and benefit costs. These increases were partly offset by a $147 million reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar, and a $32 million decline in retention compensation costs at RBC Dain Rauscher.

     ROE improved 330 basis points to 18.4%, reflecting higher earnings in 2004.

Results

(C$ millions, except percentage amounts)	%change	2004	2003
Net interest income	2%	$429	$419
Non-interest income	7	3,322	3,111

Total revenues	6	3,751	3,530
Provision for credit losses
Allocated specific	n.m.	4	(2)

Total	n.m.	4	(2)
Non-interest expense	4	3,015	2,911
Business realignment charges	n.m.	17	—

Net income before income taxes	15	715	621
Income taxes	8	225	209

Net income	19%	$490	$412

U.S. net income	34%	$118	$88
Net income as a % of total group net income	300 bp	17%	14%
ROE	330 bp	18.4%	15.1%
Average allocated common equity(1)	(2)%	2,600	2,650
Number of employees (full-time equivalent)	3%	10,748	10,464

(1)	Calculated using methods intended to approximate the average of the daily balances for the period. Attributed to the segment as discussed on page 29.

n.m.	not meaningful

34	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW BY DIVISION — RBC INVESTMENTS

CANADA

Wealth Management Canada

This group includes Dominion Securities (full-service brokerage) and Action Direct (self-directed brokerage), which serve investors requiring advisor-based comprehensive financial solutions and self-managed investors, respectively. Services are provided by over 1,320 investment advisors and 115 investment representatives, as well as via telephone and the Internet. Additionally, within this group, Private Counsel, Trust Services and Private Banking serve high net worth clients across Canada, offering a relationship management approach for clients in need of sophisticated financial solutions. There are more than 25 investment counsellors, 65 trust officers and 50 private bankers in locations across the country. Financial Planning serves more than 381,000 branch-based clients with over $56 billion in investment and credit balances. There are approximately 1,000 relationship financial planners and more than 480 commission-based investment and retirement planners who are financial planners and also licensed mutual fund salespeople. Financial Planning and Private Banking are businesses operated jointly with RBC Banking, and RBC Investments reports the financial results from its share of these businesses within Wealth Management Canada.

Global Asset Management

This unit is responsible for our proprietary asset management business in Canada and the United States. In Canada, RBC Asset Management directly manages more than $49 billion of assets in mutual and pooled funds as well as other client assets. We provide proprietary and externally managed investment management products and advisory services through RBC Royal Bank, RBC Investments’ distribution businesses and external distributors to private and institutional clients in Canada and worldwide. Our family of mutual funds and other pooled products encompasses a broad range of investment solutions including money market, fixed income and balanced funds and Canadian, U.S. and global equity funds, as well as alternative investments. RBC Asset Management enjoyed industry-leading total and long-term net sales in 2004 resulting from strong relative investment performance, improved client retention by RBC Royal Bank and RBC Investments Financial Planning, and support for RBC Funds in the advisory (broker and independent financial planner) channel, which contributed to continued gains in market share. In the U.S., Voyageur Asset Management achieved a record US$25 billion in assets under management (AUM) as at October 31, 2004.

UNITED STATES

RBC Dain Rauscher

Minneapolis-based RBC Dain Rauscher is ranked as the eighth-largest full-service securities firm in the U.S., based on number of financial consultants. We have over 1,750 financial consultants serving individual clients from coast to coast and a fixed income business with more than 375 investment bankers, sales representatives and traders serving institutional and retail clients nationwide. In addition, we have a clearing and execution services group that serves small to mid-sized independent broker-dealers and institutions.

INTERNATIONAL

Global Private Banking

Operating under the brand name Royal Bank of Canada Global Private Banking, this division provides private banking, trust, investment management and investment advisory solutions to high net worth clients in more than 100 countries from 24 offices around the world. Focused on clients with assets of more than US$1 million, Global Private Banking provides an integrated offering based on the foundations of strong personal relationships, expertise, advice and choice.

Financial performance by division

Higher transaction-based and asset value based fee revenues largely drove the $169 million or 14% increase in revenues from the wealth management businesses in Canada, reflecting a strong Canadian registered retirement savings plan (RRSP) season in 2004 and the benefits of market appreciation. Global Asset Management revenues were higher as a result of strong sales and capital appreciation in mutual funds and managed portfolios. RBC Dain Rauscher revenues increased $15 million or 1% despite the strengthening of the Canadian dollar relative to the U.S. dollar, as performance in both its full-service brokerage and fixed income businesses improved. Global Private Banking revenues grew $11 million mainly due to stronger brokerage activities.

     The assets under administration (AUA) of the wealth management businesses in Canada improved 8% from 2003 as a result of capital market appreciation early in 2004 as well as strong sales. RBC Dain Rauscher’s AUA balance grew 5% in 2004 as a result of market appreciation, which more than offset the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced the translated value of U.S. dollar-denominated assets. In U.S. dollars, RBC Dain Rauscher’s AUA increased US$14 billion or 14%. Global Private Banking’s personal AUA was also affected by the stronger Canadian dollar, which lowered the translated value of U.S. dollar-denominated assets. Institutional AUA declined 33% primarily due to the loss of a large client in the second quarter of 2004.

     Higher AUM balances were primarily a result of strong mutual fund sales and capital market appreciation. During the year, $1 billion of personal AUM was transferred to AUA due to a change in client strategy.

Total revenues

(C$ millions, except percentage amounts)	%change	2004	2003
RBC Dain Rauscher	1%	$1,628	$1,613
Wealth Management Canada	14	1,339	1,170
Global Private Banking	3	421	410
Global Asset Management	7	363	340
Other	n.m.	—	(3)

	6%	$3,751	$3,530

n.m. not meaningful

Assets under administration (AUA)

(C$ millions, except percentage amounts)	%change	2004	2003
Personal
Wealth Management Canada	8%	$147,585	$136,910
RBC Dain Rauscher	5	135,070	128,150
Global Private Banking	1	50,320	49,590

	6	332,975	314,650

Institutional — Global
Private Banking	(33)	52,170	77,520

	(2)%	$385,145	$392,170

Assets under management (AUM)

(C$ millions, except percentage amounts)	%change	2004	2003
Mutual funds	9%	$57,520	$52,620
Institutional	3	20,220	19,690
Personal	(10)	15,240	17,010

	4%	$92,980	$89,320

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	35

RBC INSURANCE

Overview

Operating as RBC Insurance, we provide a wide range of creditor, life, health, travel, home, auto and reinsurance products and services to more than five million clients in Canada, the U.S. and internationally. These products and services are offered through a wide variety of distribution channels, including the telephone, independent brokers, travel agents, a proprietary sales force and the Internet.

Effective November 1, 2004, our global insurance businesses, which include Canadian, U.S. and international operations, became part of the new Canadian personal and business segment.

Industry profile

The Canadian life insurance industry is dominated by three large Canadian companies and generates almost $50 billion in premiums annually. The property and casualty market in Canada is more fragmented. The U.S. life insurance industry, in which our U.S. business is focused, is both competitive and fragmented and includes almost 1,200 national and regional companies. The U.S. travel insurance industry, which continues to be a growth market for RBC Insurance, is estimated to be worth more than US$500 million in premiums and is served by a small number of companies. The international reinsurance industry continues to be dominated by several global players but also includes a number of smaller and niche companies.

     Key industry trends that continue to affect the insurance sector include ongoing consolidation, further convergence of banking, insurance and investment products, increased government regulation and oversight as well as the impact of technology. In addition, consumer product preferences are shifting to reflect demographic and economic changes and are also creating new distribution opportunities.

Our strengths

•	A diverse set of products designed to meet a wide range of consumer needs

•	Market leadership in a number of Canadian insurance markets, including travel and individual living benefits insurance

•	Multiple distribution channels, which are supported by strong infrastructure and sales expertise

•	Access, as part of RBC Financial Group, to a broad range of distribution channels, client bases and financial services as well as the benefit of a strong brand and infrastructure

•	An integrated global insurance operation

2005 outlook

Performance in our business is influenced by our policyholder claims experience, geopolitical events, the general economic and interest rate environment, and credit risk considerations related to our investment portfolios. Our outlook is for revenue growth to continue, driven by demographic trends, reasonable economic growth in Canada and the U.S., and new products and markets with a particular focus on wealth management and living benefits solutions. We will also focus on opportunities for efficiencies from integrating insurance operations with RBC’s Canadian retail businesses as well as increased opportunities in the Canadian group and living benefits markets, as a result of our acquisition in May 2004 of UnumProvident, a subsidiary of UnumProvident Corporation.

Financial performance

Net income was up $43 million or 19% from a year ago, reflecting higher earnings from the Canadian life and health operations (which now include UnumProvident), the home and auto business and the U.S. operations. Despite growth in the reinsurance operations, earnings from this business were relatively unchanged from last year, as a result of higher claims costs in the property reinsurance business associated with the recent hurricanes in the Southeast United States and the Caribbean.

     As of August 1, 2004, the acquired business of UnumProvident, which consists predominantly of living benefits products for individuals and groups, has been integrated with the existing Canadian life and health operations.

     Our 2003 results included a significant block of reinsurance business that was not renewed in 2004. This block of business contributed $182 million to total revenues and $183 million to policyholder benefits, claims and acquisition expenses, reducing net income by $1 million in 2003.

Results

(C$ millions, except percentage amounts)	%change	2004	2003
Non-interest income
Net earned premiums (1)	6%	$1,671	$1,576
Investment income	26	399	317
Fee income	30	197	152

Insurance premiums, investment and fee income	11	2,267	2,045

Insurance policyholder benefits, claims and acquisition expense	7	1,509	1,404

Non-interest expense	11	472	424
Business realignment charges	n.m.	8	—

Net income before income taxes	28	278	217
Income taxes	n.m.	7	(11)

Net income	19%	$271	$228

U.S. net income	63%	$13	$8
Net income as a % of total group net income	200 bp	10%	8%
ROE	(110) bp	25.3%	26.4%
Gross premiums and deposits	16%	$3,185	$2,753
Average assets (2)	36	12,100	8,900
Average allocated common equity (2), (3)	24	1,050	850
Number of employees (full-time equivalent)	24%	3,575	2,883

(1)	Net of reinsurance premiums.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Attributed to the segment as discussed on page 29.

n.m.	not meaningful

36	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

     Insurance premiums, investment and fee income was up $222 million or 11% over a year ago, primarily reflecting growth in the Canadian life and health operations (principally from UnumProvident) and the home and auto business, which more than offset the loss of revenues of $182 million from the non-renewed block of reinsurance business. As a result of the growth mentioned above, policyholder benefits, claims and acquisition expense increased $105 million or 7% from a year ago, despite a reduction related to the non-renewed block of reinsurance business, which had contributed $183 million to policyholder benefits, claims and acquisition expense in 2003.

     Non-interest expense increased $48 million or 11% from a year ago, largely reflecting an increase in the number of employees to support business growth, including that from the UnumProvident acquisition.

     Despite the growth in earnings, ROE decreased to 25.3%, reflecting the higher average allocated common equity attributed to this segment primarily resulting from the acquisition of UnumProvident.

REVIEW BY DIVISION — RBC INSURANCE

LIFE

Our life business provides a wide range of individual and group life and health insurance solutions to individual and business clients as well as life retrocession to businesses in Canada, the U.S. and around the world.

     In Canada, we distribute life and health insurance products through more than 17,000 independent brokers affiliated with producer groups, financial planning firms and stock brokerage firms, as well as through direct sales and a network of approximately 500 career sales representatives. In the U.S., we offer life and health insurance, annuities and related personal financial security solutions to consumers through regional and independent broker-dealers, national marketing organizations, banking and investment channels, the Internet, other direct marketing channels and a field force of over 400 full-time sales agents.

NON-LIFE

Our non-life business includes home, auto and travel insurance for individual and business clients and property reinsurance for businesses in Canada and select international markets.

     We provide Canadians with a wide range of home and auto insurance products, offering them to individual clients and employee and affinity groups through direct sales. Our travel insurance business provides a wide range of products and services, including trip cancellation, interruption and emergency assistance services, to clients in Canada and the United States. These products are distributed through a network of travel agencies, as well as over the Internet and, in Canada, through bank channels and brokers.

     We participate in the property reinsurance business by accepting a share of the risk on property policies issued by other insurance companies. The majority of our current business is generated from insurance companies in the U.S. and Europe.

FEE BUSINESSES

We are involved in a number of key insurance and related activities that generate fee and other income, including travel assistance services, credit and trade reinsurance, the administration of bank creditor insurance programs, insurance software and outsourcing and administration solutions services.

     Our travel and emergency assistance services include co-ordinating the delivery of emergency health, evacuation and transportation services when clients have a travel emergency, while our credit and trade reinsurance business provides solutions to help corporations better manage financial risk. We also oversee the creditor insurance products and services for individual and business clients of RBC Financial Group. This includes life and disability insurance for mortgages, loans and Visa cards.

     In the U.S., our fee businesses, through Liberty Insurance Services Corporation (LIS), include the Business Process Outsourcing and Software Solutions divisions and provide underwriting, billing, collection, claims processing and web-enabled software for life, health, annuity and reinsurance administration. On November 23, 2004, we announced that IBM had agreed to acquire LIS. The transaction is expected to close by December 31, 2004, subject to the satisfaction of customary conditions including the receipt of regulatory approvals. In addition, IBM and RBC Insurance have agreed to enter into a long-term agreement for IBM to perform key business processes for RBC Insurance’s U.S. operations, including contact centre management, policy administration, claims management and payment receipt and reconciliation.

Financial performance by division
Life:

Growth in insurance premiums, investment and fee income of $348 million was driven by the Canadian life and health operations (principally from UnumProvident). Similarly, the 11% increase in the number of Canadian policies and certificates reflects growth in the Canadian life and health operations (which now includes UnumProvident), which more than offset the decline in the number of U.S. policies in force due to increased policy surrenders. Average assets increased 47%, reflecting the UnumProvident acquisition as well as growth in our U.S. fixed annuity business. The number of sales agents decreased 33%, reflecting our continued efforts to improve productivity in this distribution channel.

Non-life:

Continued growth in the number of new home and auto policies in force reflecting both sales to new customers and strong retention of existing policyholders from the home and auto business drove the $80 million increase in insurance premiums, investment and fee income.

Fee businesses:

Our 2003 revenues included a significant block of reinsurance business that was not renewed in 2004. This block of business contributed $182 million to insurance premiums, investments and fee income.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	37

The decrease in average assets also reflects the non-renewed reinsurance contract. Additionally, U.S. outsourcing revenue declined as there were fewer policies under administration and as several contracts were renewed at lower prices. As discussed on page 36, we announced the sale of the LIS fee businesses in the U.S., subsequent to the end of fiscal 2004.

Selected highlights

(C$ millions, except percentage amounts)	%change	2004	2003(1)
Life
Insurance premiums, investment and fee income	27%	$1,661	$1,313
Average assets (2)	47	11,000	7,500
Number of:
Life and health policies in force and certificates in Canada (thousands)	11	4,276	3,850
Life policies in force in the U.S. (thousands)	(10)	1,976	2,185
Sales agents (U.S. and Canada)	(33)	847	1,268

Non-life
Insurance premiums, investment and fee income	18%	$516	$436
Average assets (2)	(10)	900	1,000
Number of:
Home and auto — personal lines policies in force (thousands)	46	193	132
Travel — coverages (thousands)	(11)	2,121	2,388

Fee businesses
Insurance premiums, investment and fee income	(70)%	$90	$296
Average assets (2)	(50)	200	400
Number of:
Assistance services — calls (thousands)	14	766	670
Policies under administration in the U.S. (thousands)	(9)	3,556	3,925

(1)	The Canadian operations reported 13 months of results in 2003 as a result of a change in its reporting period from September 30 to October 31 to be consistent with our fiscal year. The net impact on our financial results in 2003 due to the extra month was immaterial.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

RBC Capital Markets

Overview

RBC Capital Markets provides wholesale financial services to large corporate, government and institutional clients in North America and in specialized product and industry sectors globally. Headquartered in Toronto, RBC Capital Markets has key centres of expertise in New York and London, and offices in 28 other cities.

Effective November 1, 2004, the new global capital markets segment includes RBC Capital Markets as well as the business serving larger commercial clients that is being transferred from RBC Banking. As part of the realignment, we are also reorganizing our business divisions within the new segment. The operations of Global Treasury Services and Global Financial Products (described on page 38) will be merged into a new Global Markets division, which will include all of our debt market, money market, foreign exchange, derivative, alternative assets and proprietary trading businesses. Global Investment Banking will be combined with our equity sales and trading capabilities into Global Investment Banking Equity Markets. The newly formed Global Research division will combine our economics and research staff in all product areas, while Global Credit will remain relatively unchanged.

Industry profile

The Canadian wholesale financial services market is mature and, as a result, many Canadian firms are seeking growth opportunities outside their domestic market, primarily in the U.S. The U.S. capital markets are dominated by several large global investment banks whose principal focus is on the top tier of companies forming the S&P 500 Index. We believe significant opportunities exist for specialized players targeting the lower end of the S&P 500 as well as companies that have the potential to move into this category. To succeed in the North American context requires the ability to provide clients with innovative, value-added solutions that reflect a keen understanding of both the company and industry sector. We believe that, increasingly, new business opportunities will accrue to those firms with a reputation for adhering to high ethical standards.

Our strengths

•	Top-tier market shares in virtually all lines of business in Canada

•	Established reputation as a premier Canadian investment dealer as evidenced by our market share leadership

•	Superior origination and distribution capability in Canada as measured by our standings in underwriting league tables

•	Expertise and market knowledge in a broad array of industries

•	Demonstrated capabilities in specialized markets including alternative assets, structured products and proprietary trading

2005 outlook

Our total revenues and earnings are dependent on the performance of both capital and credit markets and the strength of the economic environment, which drive demand for new issue and advisory services, merger and acquisition activities, and trading volumes. Our expectation is that capital markets performance will improve modestly in 2005, resulting in moderate revenue growth. We also expect to maintain our discipline with respect to credit risk, and refocus our attention on cost control.

38	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial performance

Full year net income increased $167 million or 34% from last year due to solid performance in investment banking, higher returns from private debt and equity investments and a significantly lower provision for credit losses.

     As discussed in Critical accounting policies and estimates on page 28, variable interest entities (VIEs) required consolidation under FIN 46R, effective the first quarter of this year. The consolidation of VIEs in 2004 added $34 million to revenues and $36 million to non-interest expense, with the net impact of $2 million attributable to non-controlling interest.

     Total revenues increased $214 million or 8%, reflecting higher returns on private debt and equity investments and higher investment banking revenues. These increases more than offset a $118 million reduction in the translated value of U.S. dollar-denominated revenues as a result of the stronger Canadian dollar in 2004 and lower total trading revenues, primarily in the fixed income businesses. Trading revenues recorded in net interest income increased $227 million, while trading revenues recorded in non-interest income declined $304 million.

     Non-interest expense was up $381 million or 23% compared to last year. The increase in non-interest expense reflects a $74 million after-tax charge relating to Rabobank settlement costs net of a related reduction in compensation, higher variable compensation, the consolidation of VIEs, legal costs associated with ongoing Enron litigation and costs relating to the relocation of RBC Capital Markets’ London office. These increases more than offset the $65 million reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar.

     The $269 million decline in the provision for credit losses reflects better credit conditions, higher recoveries of credit losses and an $85 million reversal of the general allowance in 2004.

     ROE improved 610 basis points to 18.7% due to higher net income as well as a $300 million reduction in average allocated common equity attributed to this segment, as discussed on page 29.

Results

(C$ millions, except percentage amounts)	%change	2004	2003
Net interest income	67%	$716	$428
Non-interest income	(3)	2,123	2,197

Total revenues	8	2,839	2,625
Provision for credit losses
Allocated specific	(97)	5	189
Allocated general and unallocated	n.m.	(85)	—

Total	(142)	(80)	189
Non-interest expense	23	2,052	1,671
Business realignment charges	n.m.	25	—

Net income before income taxes	10	842	765
Income taxes	(33)	182	271
Non-controlling interest	(33)	2	3

Net income	34%	$658	$491

U.S. net income	(30)	$86	$122
Net income as a % of total group net income	700 bp	23%	16%
ROE	610 bp	18.7%	12.6%
Average assets (1)	17%	234,000	199,300
Average loans and acceptances (1)	26	29,000	23,000
Average deposits (1)	8	80,900	74,600
Average allocated common equity (1), (2)	(8)	3,500	3,800
Credit information
Nonaccrual loans	(44)%	$405	$718
Net charge-offs	9	194	178
Net charge-offs as a % of average loans and acceptances	(10) bp	.67%	.77%
Number of employees (full-time equivalent)	6%	3,084	2,912

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Attributed to the segment as discussed on page 29.

n.m.	not meaningful

REVIEW BY DIVISION — RBC CAPITAL MARKETS

GLOBAL INVESTMENT BANKING

The Global Investment Banking division houses the corporate and investment banking businesses. We offer a full range of credit and corporate finance products, including debt and equity underwriting, mergers and acquisitions advice, and execution and financial sponsor/ Private Equity investor coverage.

     In Canada, we continue to be a full-service provider to all industries, building on the breadth and longevity of our client relationships and a long-standing reputation as a top-ranked investment bank. In the U.S., we are focused on select industries – specifically technology, telecommunication, health care, energy, consumer products, mid-sized financial institutions and real estate. We differentiate ourselves in our ability to provide superior market-based solutions for our target clients.

GLOBAL EQUITY

Global Equity provides expertise in the research and trading of North American and select international securities. Our product offering includes leading-edge electronic trading systems as clients are increasingly demanding access to electronic execution services.

GLOBAL FINANCIAL PRODUCTS

This division brings together the business activities involving the origination, syndication, securitization, trading and distribution of debt products globally. These products include loans, bonds and derivatives at both the investment grade and sub-investment grade levels. As well, Global Financial Products is the centre of expertise for the proprietary trading activities of RBC Capital Markets. The combination of these businesses provides the ability to maximize internal expertise and deliver a broad array of value-added ideas and solutions to clients. Alternative Investments was formed in June 2002 with a mandate to expand our wholesale asset management capabilities, which today includes structuring hedge fund transactions. In 2004, this business was moved into the Global Financial Products division. The alternative asset business provides non-traditional investment opportunities to high net worth individuals, corporations and institutional clients. These investment options include hedge funds, and can extend to other vehicles such as Collateralized Debt Obligations.

GLOBAL TREASURY SERVICES

Global Treasury Services combines our money markets and foreign exchange businesses and provides global clients with foreign exchange, commodities, derivatives and interest rate products, as well as prime brokerage, currency risk management and advisory services. These products and services are delivered through our extensive global sales and trading network, operating from centres that include Toronto, London, New York, Sydney, Tokyo, Singapore and our recently opened Hong Kong office. Global Treasury Services continues to lead in technological development of e-trading solutions; this year, MM Direct, our electronic deposit system, joined FX Direct, expanding our e-trading platform.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	39

GLOBAL CREDIT

Global Credit provides centralized management of all credit exposure associated with our loan portfolio. While wholesale lending is fundamental to the attraction and expansion of high-margin client businesses, lending must be strategic in order to maximize the returns to shareholders.

     Our transaction specialists use appropriate structures to provide clients with value-added, as opposed to commoditized, credit solutions. We work closely with our distribution teams to manage the size and credit quality of our corporate lending base.

     Our portfolio and transaction management specialists use sophisticated risk management and analytical tools designed to ensure that the pricing on loans is commensurate with the associated risk and reflects the value of all products and services a client has with RBC Financial Group.

Financial performance by division

Revenues from Global Financial Products were up $189 million or 17% reflecting higher returns from private debt and equity investments and strong revenues from structured products. Higher revenues were also achieved in the alternative assets business reflecting higher asset levels, while revenues from proprietary equity trading activities were lower than last year, largely due to the appreciation of the Canadian dollar relative to the U.S. dollar. The consolidation of VIEs added $34 million to the revenues of Global Financial Products in 2004, most of which related to the consolidation of certain multi-seller conduits. Global Investment Banking revenues were up $105 million or 19% due to higher levels of equity and debt underwriting in Canada and the U.S., as well as higher fund of fund distributions in 2004. Although Global Equity revenues from equity sales were up in Canada, and revenues from new equity issues rose globally, this growth was offset by the impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated revenues. Global Treasury Services revenues were lower by $22 million or 4% in 2004, despite higher revenues from derivatives and commodities products during the year, primarily due to lower results in the foreign exchange sales and trading business, which was negatively affected by the strengthening of the Canadian dollar throughout 2004. Revenues from Global Credit were down $58 million reflecting our continued intentional reduction of the non-strategic loan portfolio.

     Overall, revenues in each of the divisions were negatively affected by the appreciation of the Canadian dollar relative to the U.S. dollar, which reduced the translated value of U.S. dollar-denominated revenues by $118 million.

     The increase in average assets in Global Financial Products related to growth in the securities inventories of the global debt markets and global equity derivatives trading books and the related securities borrowing activities. The higher trading securities inventories also reflected continued growth in the hedge fund business. In addition, average assets in Global Financial Products included the impact of consolidation of certain securitization conduits for the period commencing in April 2004. The growth in average assets in Global Investment Banking was related to an increase in non-investment grade loans to clients in the United States. Global Treasury Services recorded growth in average assets primarily in the equity and securities finance businesses. The average of the derivative-related amounts relating to Global Treasury Services and Global Financial Products derivative trading activity declined moderately during the year. The year-over-year decrease in average assets for Global Credit of $1.7 billion or 35% is a result of the intentional reduction of the non-strategic loan portfolio as well as the effect of the stronger Canadian dollar on the translated value of U.S. dollar-denominated assets.

Total revenues

(C$ millions, except percentage amounts)	% change	2004	2003
Global Financial Products	17%	$1,279	$1,090
Global Investment Banking	19	648	543
Global Treasury Services	(4)	532	554
Global Equity	—	298	298
Global Credit	(41)	82	140

	8%	$2,839	$2,625

Average assets (1)

(C$ millions, except percentage amounts)	% change	2004	2003
Global Financial Products	28%	$131,500	$103,100
Global Investment Banking	9	5,800	5,300
Global Treasury Services	9	93,100	85,400
Global Equity	(33)	400	600
Global Credit	(35)	3,200	4,900

	17%	$234,000	$199,300

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

RBC GLOBAL SERVICES

Overview

RBC Global Services offers specialized transaction processing services to business, commercial, corporate and institutional clients in Canada and select international markets, principally the U.K. and Australia. Key businesses include Institutional & Investor Services, Global Financial Institutions and Treasury Management & Trade, which are described in detail on pages 40–41. RBC Global Services also includes RBC’s 50% interest in the Moneris Solutions joint venture with Bank of Montreal for merchant card processing.

40	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Effective November 1, 2004, the Institutional & Investor Services and Global Financial Institutions divisions of RBC Global Services became part of the new global capital markets segment. The Treasury Management & Trade division became part of the new Canadian personal and business segment.

Industry profile

The transaction processing businesses are highly competitive and relatively mature in the Canadian market. Scale is a critical success factor and is required to support the significant investment in technology required to introduce new products and services and enhance operational efficiencies. The quality of client service and strength of client relationships are also key differentiating factors in retaining and attracting new business. Monoline specialists, with domestic and global capability, compete against traditional financial institutions. Market consolidation continued in 2004, particularly in merchant card processing and custody, which are businesses requiring global capability and scale.

Our strengths

•	We have a market share leadership position in Canada in these businesses as measured by assets under administration (AUA), transactions processed and number of client relationships

•	We have strong client relationships as demonstrated by our high rate of client retention and new business generated from existing clients

•	We are recognized for quality of service as evidenced in third-party client surveys, such as Global Investor magazine’s 2004 Global Custody Survey, which ranked us as the best overall global custodian; Stewart and Associates’ 2004 Survey of Bank Fees, which rated our cash management services first overall in Canada for quality of service for the fifth year in a row; and our recognition by Global Finance magazine as best trade finance bank in Canada for 2004

•	We continue to develop and deploy new technology and client service solutions

2005 outlook

Our revenue across all divisions is primarily derived from fee-based services and transaction fees. Interest earned on deposit and cash balances, foreign exchange fees and fees earned on client assets are variable sources of revenue that are influenced by capital markets performance and the interest rate environment. For 2005, we anticipate that our net interest income should remain stable as interest rates are expected to stay at current levels through much of the year. We expect modestly rising capital markets in 2005 to have a favourable impact on our revenue streams particularly in the Institutional & Investor Services division.

Financial performance

Full year net income was up $46 million or 26%, reflecting strong earnings growth in all divisions, as revenues grew significantly more than expenses, and also reflecting a reversal of the general allowance and recoveries in the provision for credit losses totalling $19 million.

     Total revenues increased $75 million or 9%. The increase in revenues was largely due to growth in fee-based revenues in Institutional & Investor Services as well as higher net interest income driven by deposit balance growth in Global Financial Institutions and Treasury Management & Trade, which more than offset the adverse impact of a lower interest rate environment. In addition, stronger earnings from Moneris Solutions also contributed favourably to revenue growth.

     Non-interest expense was $30 million or 5% higher in 2004, largely due to higher pension and postretirement benefit and other compensation costs, as well as increased costs incurred to support the growth in business activity.

     The provision for credit losses decreased $21 million primarily due to a reversal of the general allowance for credit losses of $14 million in the first quarter and the sale of credit facilities in the second and fourth quarters of 2004.

     ROE improved 760 basis points in 2004 to 35.3% as a result of the higher earnings.

Results

(C$ millions, except percentage amounts)	% change	2004	2003
Net interest income	8%	$177	$164
Non-interest income	9	742	680

Total revenues	9	919	844
Provision for credit losses
Allocated specific	n.m.	(5)	2
Allocated general and unallocated	n.m.	(14)	—

Total	n.m.	(19)	2
Non-interest expense	5	625	595
Business realignment charges	n.m.	3	—

Net income before income taxes	26	310	247
Income taxes	25	86	69

Net income	26%	$224	$178

U.S. net income	14	$8	$7
Net income as a % of total group net income	200 bp	8%	6%
ROE	760 bp	35.3%	27.7%
Average allocated common equity (1)	—	650	650
Credit information
Nonaccrual loans	(95)%	$1	$19
Net charge-offs	60	8	5
Net charge-offs as a % of average loans and acceptances	26 bp	.62%	.36%
Number of employees (full-time equivalent)	(2)%	2,504	2,550

(1)	Calculated using methods intended to approximate the average of the daily balances for the period. Attributed to the segment as discussed on page 29.

n.m. not meaningful

REVIEW BY DIVISION

INSTITUTIONAL & INVESTOR SERVICES

Institutional & Investor Services is Canada’s largest custodian as measured by AUA, and a provider of investment administration services, including foreign exchange and securities lending, to corporate and institutional investors worldwide. We operate from 12 locations throughout the world, with a global custody network spanning 79 markets.

GLOBAL FINANCIAL INSTITUTIONS

A comprehensive range of correspondent banking services is provided to banks globally and to broker-dealers within Canada, including cash management, payments and clearing.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	41

TREASURY MANAGEMENT & TRADE

Treasury Management & Trade provides cash management, payment and trade services to corporate, business and public sector markets in Canada. Our trade team provides Canadian and foreign importers and exporters with a variety of trade products, services and counsel. Our cash management group provides a full range of solutions to clients including disbursements, collections and information products. Through our web-based delivery platform, RBC Express, clients have access to an increasing number of cash management and payment services. Our payments centre processes a high volume of domestic and international payment services for clients and is the largest processor of Canadian dollar payments in Canada. Through Moneris Solutions we provide merchants with debit and credit card transaction processing services.

Financial performance by division
Institutional & Investor Services:

Total revenues increased $38 million or 9% driven by strong growth in foreign exchange and securities lending fees. The higher AUA balance in 2004 reflects the positive impact of new business and the overall strengthening of global capital markets in 2004.

Global Financial Institutions:

Total revenues increased by $4 million or 4% due to growth in net interest income driven by higher deposit balances, which more than offset the adverse impact of the continued low interest rate environment.

Treasury Management & Trade:

Total revenues increased $33 million or 10% primarily due to higher earnings from Moneris Solutions, which benefited from higher transaction volumes in 2004, and to higher net interest income. The 11% growth in average deposits resulted in an increase in net interest income, which more than offset the adverse impact of the continued low interest rate environment.

Selected highlights

(C$ millions, except percentage amounts)	% change	2004	2003
Institutional & Investor Services
Total revenues	9%	$455	$417
Assets under administration	9	1,223,000	1,122,000

Global Financial Institutions
Total revenues	4%	$100	$96
Average assets (1)	–	1,400	1,400
Average deposits (1)	29	2,600	2,020

Treasury Management & Trade
Total revenues	10%	$364	$331
Average deposits (1)	11	7,500	6,740
Payment volumes	7	8,188	7,634
Payment errors (per 100,000 payments)	(10)	2.6	2.9

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

OTHER

Overview and financial performance

The Other segment consists mainly of the Information Technology, Corporate Treasury and Corporate Resources functional groups, which are largely designed to manage and pass through cost and revenue items in their areas of responsibility.

Financial performance

Net loss for the Other segment was $91 million, down from net income of $173 million a year ago, reflecting a $230 million decrease in revenues and a $22 million increase in expenses. Also included in the net loss for 2004 were business realignment charges of $64 million.

     The decline in revenues included an $83 million reduction relating to impacts of hedge and derivative accounting, a $46 million charge for equity losses on investments and a $26 million writedown of an investment in AOL Canada (a similar writedown was also recorded in RBC Banking). In addition, we incurred $68 million of consolidation adjustment charges to eliminate intercompany underwriting fees, trading gains and losses on Royal Bank of Canada securities held by subsidiaries and to partially offset a gain recorded on the sale by RBC Centura of its merchant acquiring card portfolio to Moneris Solutions in light of our 50% ownership interest in the joint venture.

     The increase in non-interest expenses was largely due to costs associated with a processing disruption in the third quarter and an increase in occupancy costs resulting from a reversal in 2003 of a reserve previously established for vacant space that was subsequently subleased. The processing disruption, which occurred during a programming update to one of our computer systems, affected our ability to promptly reflect some transactions in client account balances and affected most of our business segments.

Results

(C$ millions, except percentage amounts)	% change		2004	2003
Net interest income	n.m.		$(155)	$21
Non-interest income	(23)%		176	230

Total revenues	(92)		21	251
Provision for credit losses	n.m.		(36)	(28)
Non-interest expense	n.m.		15	(7)
Business realignment charges	n.m.		64	–

Net income before income taxes	(108)		(22)	286
Income taxes and non-controlling interest	(39)		69	113

Net (loss) income	(153)		$(91)	$173
U.S. net (loss) income	n.m.		$(12)	$(3)
Net (loss) income as a % of total group net income	(800	)bp	(3)%	5%
ROE	(1,130	)bp	(3.6)%	7.7%
Average allocated common equity (1)	25%		2,750	2,200

(1)	Attributed to the segment as discussed on page 29.

n.m. not meaningful

42	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL PRIORITY: REVENUE GROWTH AND DIVERSIFICATION

Highlights

•	Revenues up $403 million or 2%

•	Net interest income up $106 million or 2%

•	Net interest margin of 1.48%, down 16 basis points

•	Non-interest income up $297 million or 3%

•	Non-interest income 61% of total revenues, unchanged from 2003

Table 4 Total revenues

				2004 vs 2003
(C$ millions)	2004	2003	2002	Increase (decrease)
Net interest income	$6,684	$6,578	$6,869	$106	2%
Non-interest income	10,666	10,369	10,191	297	3

Total revenues	$17,350	$16,947	$17,060	$403	2%

Total revenues were up $403 million or 2% from 2003, reflecting higher insurance revenues (which now include UnumProvident), higher capital markets-related revenues other than trading (mutual fund revenues, securities brokerage commissions, underwriting and other advisory fees, investment management and custodial fees), and strong growth in loans and deposits which resulted in higher net interest income. These factors more than offset a $500 million reduction due to the strengthening of the Canadian dollar and a $169 million decline in total trading revenues (including a $396 million decline in non-interest income, which more than offset a $227 million increase in net interest income).

Outlook

We are targeting revenue growth of 6–8% in fiscal 2005 based on our expectations of improved results from U.S. banking operations, the full year impact of the UnumProvident acquisition and results from our Client First initiatives. We also expect that Canadian economic growth will be moderately higher in 2005 than in 2004, capital markets performance will improve modestly and the strengthening of the Canadian dollar exchange rate relative to the U.S. dollar will reduce our year-over-year revenues less than in 2004.

Net interest income

Net interest income was up $106 million or 2% from 2003, reflecting a $227 million increase in trading revenues included in net interest income primarily due to dividends earned as part of our arbitrage trading strategies, and average loan and deposit growth of 10% and 6%, respectively, which was partially offset by the impact of narrower margins.

As shown in Table 7 on page 44, while higher asset volumes (including residential mortgage, personal, credit card, and business and government loans) added $793 million to net interest income in 2004, changes in rates received on assets and paid on liabilities reduced net interest income by $687 million, primarily reflecting price competition in retail banking and low interest rates, which led to margin compression.

Table 5 Net interest income and margin

				2004 vs 2003
(C$ millions, except percentage amounts)	2004	2003	2002	Increase (decrease)
Average assets (1)	$451,400	$402,000	$371,800	$49,400	12%
Net interest income	6,684	6,578	6,869	106	2
Net interest margin (2)	1.48%	1.64%	1.85%	–	(16	)bp

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Net interest income, as a percentage of average assets.

Net interest margin

As shown in Table 5, the net interest margin decreased by 16 basis points in 2004 to 1.48%. This reflected spread compression on Canadian mortgages and deposits resulting from lower interest rates and competitive pricing pressures, as well as growth in capital markets-related assets that generate non-interest income.

     As shown in Table 6 on page 43, while the average rate paid on total liabilities decreased by 25 basis points, the average rate received on total assets decreased by 39 basis points, leading to the 16 basis point decrease in the net interest margin. The average rate received on loans and securities decreased 67 basis points and 17 basis points,

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	43

respectively, while volumes of loans and securities were up $17.5 billion and $25.2 billion, respectively, on average. Other assets, which do not earn interest, were up $11.2 billion on average and had no significant effect on net interest margin.

Table 6 Net interest income on average assets and liabilities(1)

	Average balances (2)			Interest (3)			Average rate
(C$ millions, except percentage amounts)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Assets
Deposits with banks
Canada	$615	$393	$331	$22	$7	$6	3.60%	1.78%	1.81%
United States	1,093	2,490	2,320	18	37	64	1.69	1.49	2.76
Other International	3,898	4,405	2,473	102	67	89	2.60	1.52	3.60

	5,606	7,288	5,124	142	111	159	2.54	1.52	3.10

Securities
Trading account	94,912	77,248	73,918	2,603	2,049	2,115	2.74	2.65	2.86
Available for sale	43,504	35,993	28,898	854	976	1,060	1.96	2.71	3.67

	138,416	113,241	102,816	3,457	3,025	3,175	2.50	2.67	3.09

Assets purchased under reverse repurchase agreements	39,540	42,779	37,494	531	806	688	1.34	1.88	1.83
Loans (4)
Canada
Residential mortgage	75,722	69,911	65,901	3,903	3,896	3,903	5.15	5.57	5.92
Personal	31,217	25,614	25,394	1,813	1,837	1,734	5.81	7.17	6.83
Credit card	6,282	5,197	4,354	674	615	519	10.74	11.83	11.92
Business and government	33,052	28,144	29,423	1,504	1,731	1,195	4.55	6.15	4.06

	146,273	128,866	125,072	7,894	8,079	7,351	5.40	6.27	5.88
United States	28,484	28,754	30,307	1,255	1,388	1,791	4.41	4.83	5.91
Other International	12,428	12,082	11,539	670	572	1,225	5.39	4.73	10.62

	187,185	169,702	166,918	9,819	10,039	10,367	5.25	5.92	6.21

Total interest-earning assets	370,747	333,010	312,352	13,949	13,981	14,389	3.76	4.20	4.61
Non-interest-bearing deposits with banks	2,778	1,947	1,753	–	–	–	–	–	–
Customers’ liability under acceptances	6,047	6,838	8,515	–	–	–	–	–	–
Other assets	73,650	62,411	51,465	–	–	–	–	–	–
Allowance for credit losses	(1,822)	(2,206)	(2,285)	–	–	–	–	–	–

Total assets	$451,400	$402,000	$371,800	$13,949	$13,981	$14,389	3.09%	3.48%	3.87%

Liabilities and shareholders’ equity
Deposits (5)
Canada	$139,925	$122,159	$111,880	$3,254	$3,326	$2,964	2.33%	2.72%	2.65%
United States	38,501	40,237	40,208	510	564	787	1.33	1.40	1.96
Other International	68,051	68,316	68,641	1,446	1,577	1,958	2.12	2.31	2.85

	246,477	230,712	220,729	5,210	5,467	5,709	2.11	2.37	2.59

Obligations related to securities sold short	27,886	22,624	19,563	874	839	797	3.13	3.71	4.07
Obligations related to assets sold under repurchase agreements	30,125	22,522	19,630	430	552	414	1.43	2.45	2.11
Subordinated debentures	8,358	6,792	7,089	429	376	406	5.13	5.54	5.73
Other interest-bearing liabilities	8,858	7,889	5,546	322	169	194	3.64	2.14	3.50

Total interest-bearing liabilities	321,704	290,539	272,557	7,265	7,403	7,520	2.26	2.55	2.76
Non-interest-bearing deposits	22,407	20,947	21,540	–	–	–	–	–	–
Acceptances	6,049	6,838	8,515	–	–	–	–	–	–
Other liabilities	82,832	65,010	50,626	–	–	–	–	–	–

Total liabilities	$432,992	$383,334	$353,238	$7,265	$7,403	$7,520	1.68%	1.93%	2.13%

Shareholders’ equity
Preferred	813	1,185	1,682	–	–	–	–	–	–
Common	17,534	17,481	16,880	–	–	–	–	–	–

Total liabilities and shareholders’ equity	$451,400	$402,000	$371,800	$7,265	$7,403	$7,520	1.61%	1.84%	2.02%

Net interest income as a % of total average assets	$451,400	$402,000	$371,800	$6,684	$6,578	$6,869	1.48%	1.64%	1.85%

Net interest income as a % of total average interest-earning assets
Canada	$220,628	$200,595	$199,066	$5,027	$5,120	$5,407	2.28%	2.55%	2.72%
United States	67,563	59,933	52,230	1,119	1,187	1,106	1.66	1.98	2.12
Other International	82,556	72,482	61,056	538	271	356	.65	.37	.58

Total	$370,747	$333,010	$312,352	$6,684	$6,578	$6,869	1.80%	1.98%	2.20%

(1)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Interest income includes loan fees of $338 million (2003 – $303 million; 2002 – $321 million).

(4)	Average balances include nonaccrual loans.

(5)	Deposits include savings deposits with average balances of $45 billion (2003 – $38 billion; 2002 -$39 billion), interest expense of $.2 billion (2003 – $.3 billion; 2002 – $.3 billion) and average rates of .53% (2003 – .78%; 2002 – .69%). Deposits also include term deposits with average balances of $170 billion (2003 – $161 billion; 2002 – $155 billion), interest expense of $4.0 billion (2003 – $4.1 billion; 2002 – $4.4 billion) and average rates of 2.37% (2003 – 2.52%; 2002 – 2.84%).

44	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 7 Change in net interest income (1)

	2004 vs 2003			2003 vs 2002
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
(C$ millions)	volume (2)	rate (2)	change	volume (2)	rate (2)	change
Assets
Deposits with banks
Canada	$5	$10	$15	$1	$—	$1
United States	(23)	4	(19)	4	(31)	(27)
Other International	(8)	43	35	46	(68)	(22)
Securities
Trading account	482	72	554	93	(159)	(66)
Available for sale	179	(301)	(122)	227	(311)	(84)
Assets purchased under reverse repurchase agreements	(57)	(218)	(275)	99	19	118
Loans
Canada
Residential mortgage	311	(304)	7	230	(237)	(7)
Personal	361	(385)	(24)	15	88	103
Credit card	120	(61)	59	100	(4)	96
Business and government	271	(498)	(227)	(54)	590	536
United States	(13)	(120)	(133)	(88)	(315)	(403)
Other International	17	81	98	56	(709)	(653)

Total interest income	$1,645	$(1,677)	$(32)	$729	$(1,137)	$(408)

Liabilities
Deposits
Canada	$449	$(521)	$(72)	$278	$84	$362
United States	(24)	(30)	(54)	1	(224)	(223)
Other International	(6)	(125)	(131)	(9)	(372)	(381)
Obligations related to securities sold short	177	(142)	35	118	(76)	42
Obligations related to assets sold under repurchase agreements	152	(274)	(122)	66	72	138
Subordinated debentures	82	(29)	53	(17)	(13)	(30)
Other interest-bearing liabilities	22	131	153	65	(90)	(25)

Total interest expense	852	(990)	(138)	502	(619)	(117)

Net interest income	$793	$(687)	$106	$227	$(518)	$(291)

(1)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

(2)	Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.

Table 8 Non-interest income

				2004 vs 2003
(C$ millions, except percentage amounts)	2004	2003	2002	Increase (decrease)
Insurance premiums, investment and fee income	$2,267	$2,045	$1,910	$222	11%
Trading revenues	1,526	1,922	1,690	(396)	(21)
Investment management and custodial fees	1,198	1,143	1,177	55	5
Securities brokerage commissions	1,166	1,031	1,187	135	13
Deposit and payment service charges	1,050	1,078	1,041	(28)	(3)
Underwriting and other advisory fees	909	813	755	96	12
Mutual fund revenues	850	673	723	177	26
Foreign exchange revenues, other than trading	331	279	274	52	19
Card service revenues	324	303	285	21	7
Credit fees	224	227	223	(3)	(1)
Securitization revenues	196	165	172	31	19
Gain (loss) on sale of available for sale securities	82	19	(112)	63	332
Mortgage banking revenues	51	180	240	(129)	(72)
Other	492	491	626	1	—

Total	$10,666	$10,369	$10,191	$297	3%

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	45

Non-interest income

As shown in Table 8 on page 44, non-interest income was up $297 million or 3% from 2003, for the reasons discussed below.

     Insurance premiums, investment and fee income were up $222 million or 11%, primarily reflecting growth in the Canadian life and health operations (principally from UnumProvident) and the home and auto business, which more than offset the loss of revenues from a non-renewed block of reinsurance business in 2004. Mutual fund revenues were up $177 million or 26% reflecting growth in mutual fund assets, appreciation in the value of mutual funds and an increase in the proportion of long-term funds on which we earn higher fees. Securities brokerage commissions were up $135 million or 13% due to strong equities markets and the resultant higher client trading volumes during the year. Underwriting and other advisory fees increased by $96 million or 12% reflecting improvements in capital markets activity over 2003. Gain (loss) on sale of securities was up $63 million, reflecting gains on securities held for investments. Investment management and custodial fees were up $55 million or 5% largely reflecting increased fees from market appreciation of equities and higher volumes.

     Trading revenues included in non-interest income were down $396 million or 21% primarily reflecting derivative returns associated with our arbitrage trading strategies. Mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Mortgage and RBC Centura) were down $129 million or 72% largely due to lower margins and origination volumes at RBC Mortgage from exceptionally high levels in 2003, when low interest rates drove a mortgage refinance boom. Non-interest income was reduced by $370 million due to the appreciation of the Canadian dollar relative to the U.S. dollar.

     Non-interest income accounted for 61% of total revenues, unchanged from 2003.

Table 9 Trading revenues

				2004 vs 2003
(C$ millions, except percentage amounts)	2004	2003	2002	Increase (decrease)
Net interest income (1)	$322	$95	$127	$227	239%
Non-interest income (2)	1,526	1,922	1,690	(396)	(21)

Total	$1,848	$2,017	$1,817	$(169)	(8)%

By product
Equity	$533	$541	$657	$(8)	(1)%
Fixed income and money markets (3)	1,037	1,175	896	(138)	(12)
Foreign exchange contracts (4)	278	301	264	(23)	(8)

Total	$1,848	$2,017	$1,817	$(169)	(8)%

(1)	Interest and dividends on trading securities, other cash instruments and trading-related derivatives and related funding charges or benefits.

(2)	Realized and unrealized gains and losses on trading securities, derivative instruments and foreign exchange trading activities.

(3)	Includes government securities and corporate debt instruments, swaps, interest rate options, interest rate futures and forward rate agreements.

(4)	Includes primarily foreign exchange spot, forward, futures and options contracts as well as commodity and precious metals.

Trading revenues

Trading revenues presented in Table 9 include both trading revenues reported in non-interest income and trading-related net interest income as they are both considered in evaluating the overall revenues of our trading activities.

     As shown in Table 9, total trading revenues were down $169 million or 8% in 2004. Trading revenues reported in net interest income were up $227 million or 239%, primarily due to dividends earned as part of our arbitrage trading strategies. Trading revenues reported in non-interest income were down $396 million or 21%, primarily reflecting derivative returns also associated with our arbitrage trading strategies.

     Fixed income and money market trading revenues decreased by $138 million or 12% reflecting tighter spreads on client business due to competitive markets. Lower revenues were experienced in sales and trading of debt securities and money market instruments. Revenues in interest rate derivatives were stable while revenues in credit derivatives improved due to increased client volumes and higher returns on proprietary credit positions taken during the year.

     Equity trading revenues decreased by $8 million or 1% despite higher revenues experienced in structured hedge fund transactions. Lower revenues were experienced in proprietary equity derivative trading businesses due primarily to the stronger Canadian dollar experienced in fiscal 2004, which negatively affected U.S. dollar-denominated revenues.

     Foreign exchange trading revenues, which include foreign exchange spot, forward and derivative contracts in addition to commodity and precious metals, decreased by $23 million or 8% due primarily to the strengthening Canadian dollar, which resulted in a $25 million reduction in U.S. dollar-denominated revenues. Canadian dollar liquidity also made for difficult trading conditions. However, partially offsetting this decline were improved results from the derivatives group, which leveraged its global platform to capitalize on trading flows and market movements.

46	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL PRIORITY COST CONTROL

Highlight

•	Non-interest expense was up 8% from 2003

Non-interest expense

Non-interest expense was up $784 million or 8% from 2003. The increase was largely due to higher human resource expenses throughout 2004 (primarily higher benefit costs and higher variable compensation costs, driven by increases in revenues) and the Rabobank settlement costs net of a related reduction in compensation, which more than offset a $345 million reduction of non-interest expense due to the appreciation of the Canadian dollar relative to the U.S. dollar in 2004.

     As shown in Table 10 below, human resource costs increased by $419 million or 7% in 2004, reflecting a $195 million or 21% increase in benefits expense, a $189 million or 9% increase in variable compensation expense and a $55 million or 2% increase in salaries. The increase in benefits costs was largely due to higher pension and postretirement benefit costs. Pension costs increased due to the amortization of prior year lower asset returns and the impact of lower discount rates. Post-retirement benefit expense increased primarily due to the amortization of actuarial losses resulting from higher claims experiences and a lower discount rate used to value other postretirement benefit liabilities in 2004 (see Note 18 on page 100). The increase in variable compensation costs resulted from stronger capital markets-related revenues in RBC Capital Markets and RBC Investments. Higher salary costs partially reflected an increase in the number of employees, largely due to acquisitions completed over the past year.

Table 10 Non-interest expense

				2004 vs 2003
(C$ millions, except percentage amounts)	2004	2003	2002	Increase (decrease)
Human resources
Salaries	$3,302	$3,247	$3,189	$55	2%
Variable compensation	2,273	2,084	2,095	189	9
Acquisition-related retention compensation	36	84	158	(48)	(57)
Benefits	1,120	925	783	195	21
Stock compensation (1)	85	57	38	28	49

	6,816	6,397	6,263	419	7

Occupancy
Net premises rent	381	362	387	19	5
Premises repairs and maintenance (2)	218	192	177	26	14
Depreciation	93	95	103	(2)	(2)
Property taxes	84	82	84	2	2

	776	731	751	45	6

Equipment
Office and computer rental and maintenance	584	548	540	36	7
Depreciation	291	285	285	6	2

	875	833	825	42	5

Communications
Telecommunication	241	290	317	(49)	(17)
Marketing and public relations	238	212	211	26	12
Postage and courier	105	113	121	(8)	(7)
Stationery and printing	105	104	108	1	1

	689	719	757	(30)	(4)

Professional fees	493	460	416	33	7

Outsourced item processing	294	292	306	2	1

Amortization of other intangibles	69	71	72	(2)	(3)

Other
Business and capital taxes	155	144	129	11	8
Travel and relocation	144	140	144	4	3
Employee training	39	39	46	—	—
Donations	42	38	41	4	11
Other	628	372	494	256	69

	1,008	733	854	275	38

Total	$11,020	$10,236	$10,244	$784	8%

(1)	Includes the cost of stock options, stock appreciation rights and performance deferred shares.

(2)	Premises repairs and maintenance includes energy costs.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	47

     Occupancy costs were up $45 million or 6%, largely due to higher premises repairs and maintenance costs, partially reflecting the reversal in the fourth quarter of 2003 of a reserve previously established for vacant space that was subsequently subleased. Equipment costs were up $42 million or 5% due to higher office and computer rental and maintenance expenses largely as a result of the UnumProvident acquisition and the relocation of RBC Capital Markets’ London office.

     Other non-interest expenses were up by $275 million or 38%, mainly due to the Rabobank settlement costs and recognition of a $33 million valuation allowance in the U.S. relating to certain mortgage loans that are believed to have been fraudulently originated in 2001 and 2002.

Focus on cost control

Our expense growth of 8% in 2004 missed our objective of growing expenses at a lower rate than revenues (which were up only 2%). In light of this disappointing performance, we took strong action in the fourth quarter to become more efficient and cost-effective. As part of the Client First Initiative, we are streamlining our organizational structure, resources and processes for faster decision-making, quicker implementation and better productivity. We are realigning to focus more effectively on our distinct client groups in Canada, the U.S. and internationally, and are integrating all our systems and operating capabilities in a global technology and operations group. We believe the Client First Initiative will allow us to control our costs more aggressively and, consequently, we have set a new expense growth objective for 2005 of less than 3%, compared to a revenue growth objective of 6–8%.

     The business realignment charges of the fourth quarter are discussed on page 25 in the Financial overview section.

Table 11 Taxes

(C$ millions, except percentage amounts)	2004	2003	2002
Income taxes	$1,194	$1,443	$1,415

Other taxes
Goods and services and sales taxes	225	220	224
Payroll taxes	207	212	204
Capital taxes	140	124	107
Property taxes (1)	84	82	84
Business taxes	15	20	22
Insurance premium taxes	33	26	22

	704	684	663

Total	$1,898	$2,127	$2,078

Effective income tax rate (2)	28.8%	31.4%	32.0%
Effective total tax rate (3)	39.1%	40.3%	40.9%

(1)	Includes amounts netted against non-interest income regarding investment properties.

(2)	Income taxes, as a percentage of net income before income taxes.

(3)	Total income and other taxes as a percentage of net income before income and other taxes.

Income and other taxes

Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and taxes on income assessed by the governments of foreign jurisdictions where we operate. Taxes are also assessed on expenditures and supplies consumed in support of our operations.

     Income and other taxes shown in Table 11 above were $1,898 million in 2004, comprising income taxes of $1,194 million and other taxes of $704 million. Income taxes decreased by $249 million from 2003, largely due to lower net income before tax. Other taxes increased by $20 million, largely due to an increase in capital taxes.

     As shown above, the effective income tax rate decreased from 31.4% in 2003 to 28.8% in 2004, reflecting a reduction in the federal tax rate in Canada. In addition to the income and other taxes reported in the Consolidated statement of income, we recorded income taxes of $597 million in 2004 ($895 million in 2003) in shareholders’ equity, a reduction of $298 million, reflecting a decrease in unrealized foreign currency translation gains and an increase in additional pension obligations as shown in Note 16 on page 98.

48	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL PRIORITY: STRONG CREDIT QUALITY

Highlights

•	Portfolio continues to be well diversified

•	$175 million drawdown of the general allowance, reflecting continued improvement in credit quality

•	Nonaccrual loans down 28% from 2003 to $1,259 million

•	Provision for credit losses down 51% to $347 million

•	Allocated specific provision ratio of .22%, down from .33% in 2003

•	Net charge-offs ratio of .41%, down from .46% in 2003

Loan portfolio

During 2004, our loan portfolio continued to perform well, reflecting strong economic conditions in Canada and the U.S. and a continuation of the low interest rate environment, which contributed to strong household and business credit quality.

     As shown in the charts below, our loan portfolio remains well balanced among residential mortgage, personal, credit card, and business and government loans and acceptances. Compared to October 31, 2003, loans and acceptances were up $16.8 billion, reflecting good loan demand in a lower interest rate environment. Business and government loans and acceptances were up $5.2 billion, residential mortgages were up $5.4 billion, personal loans were up $4.7 billion and credit card balances were up $1.6 billion. The domestic portfolios experienced strong growth and accounted for a significant portion of the overall increase experienced during the year.

     The portion of our business and government credit exposure rated investment grade was 69% in 2004, unchanged from 2003. Business and government loans and acceptances include our small business portfolio of $10.1 billion, which is generally rated lower than our loans to larger businesses.

     Table 12 on page 50 provides a detailed breakdown of loans and acceptances, which we believe continue to be well diversified across sectors and geographies.

     In 2004, we increased our exposure to key areas that we have targeted for growth including financial services. The increase in financial services was largely due to an increase in securities lending activity. During 2004, we continued to reduce our exposure to certain risk sensitive areas such as telecommunication, cable, electricity generation and distribution (within the energy sector) and airlines and aerospace (within the transportation and environment sector). Our aggregate exposure to these areas has declined by $1.3 billion since 2003 to $1.9 billion or .96% of loans and acceptances.

Nonaccrual loans

Loans are generally classified as nonaccrual (meaning interest is no longer being accrued) when there is no longer reasonable assurance of timely collection of the full amount of principal or interest, as more fully described in Note 1 on page 79.

     As indicated in Table 13 on page 51, nonaccrual loans decreased by $486 million or 28% during the year to $1,259 million. This was largely due to successful collection efforts, resulting in a number of problem accounts being repaid, restructured or sold and a general improvement in the credit environment, resulting in fewer new problem loans.

     Business and government nonaccrual loans fell by $455 million to $924 million, primarily resulting from reductions of $232 million in Canada and $223 million in Other International. The majority of the decline in Canada occurred in the transportation and environment, agriculture, and small business sectors, while the majority of the decline in Other International was in the energy, mining and metals, financial services and media and cable sectors. Small business nonaccrual loans in Canada continue to decline as a result of enhanced underwriting, monitoring and collection processes.

     In the consumer portfolio, nonaccrual loans declined by $31 million to $335 million, with a $49 million decline in Canada partially offset by an increase of $15 million in the United States. New additions to non-accrual loans declined during the year, largely due to healthy household credit quality and the realization of benefits from our prior implementation of advanced risk modeling technology designed to optimize reward for risk assumed.

     Nonaccrual loans as a percentage of related loans and acceptances (before deducting the allowance for loan losses) decreased to .64% from .98% in 2003, reflecting improvements in both the Canadian and Other international ratios and a slight deterioration in the U.S., as shown in Table 20 on page 56.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	49

Provision for credit losses

The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by management, as discussed in the Allowance for credit losses section below.

     The provision for credit losses was $347 million in 2004, down $368 million from 2003, as shown in Table 14 on page 52. This reflected a $193 million decline in the allocated specific provision and a $175 million reduction in the general allowance.

     The allocated specific provision on business and government loans decreased by $172 million or 58% to $126 million in 2004, reflecting declines of $104 million in Canada (largely in the transportation and environment sector), and $96 million in Other International (mostly in the energy sector), partially offset by an increase of $28 million in the United States. The overall increase in the United States is a result of an increase in the energy sector of $47 million, partially offset by reductions in other sectors. In the consumer portfolio, the allocated specific provision for credit losses decreased by $21 million, largely related to personal loans in the United States.

     In 2004, the allocated specific provisions for credit losses were $522 million or .22% of average loans, acceptances and reverse repurchase agreements (as shown in Table 20 on page 56) and .27% of average loans and acceptances. This compared to $715 million or .33% and .41%, respectively, a year ago. We believe that a ratio of specific provisions to average loans and acceptances is a more meaningful measure of loan quality than a ratio based on average loans, acceptances and reverse repurchase agreements. Based on the new ratio, we have revised our medium-term goal and objective for 2005, according to which we will measure our future performance.

Outlook

In 2005, we expect a ratio of allocated specific provisions for credit losses to average loans and acceptances in the range of .35–.45% compared to our 2004 performance of .27%. This reflects management’s view that credit losses in our large business and government portfolios will likely revert to more normalized levels.

Allowance for credit losses

The allowance for credit losses is maintained at a level that management believes is sufficient to absorb probable losses in the loan and off-balance sheet portfolios. The individual elements as well as the overall allowance are evaluated on a quarterly basis based on our assessment of problem accounts on an ongoing basis, recent loss experience and changes in other factors, including the composition and quality of the portfolio, economic conditions and regulatory requirements. The allowance is increased by the provision for credit losses (which is charged to income), and decreased by the amount of charge-offs net of recoveries.

     The determination of the allowance for credit losses is based upon estimates derived from historical analysis, adjusted to take into account management’s assessment of underlying assumptions in relation to the current environment. As a result, the allowance for credit losses will not likely equal the actual losses incurred in the future. To minimize these differences, management undertakes an assessment of the methodology utilized, and its underlying assumptions, on a regular basis.

     As described in the Critical accounting policies and estimates section on page 26, the allowance for credit losses comprises three components – allocated specific, allocated general and unallocated.

     As shown in Table 18 on page 54, the allowance for credit losses decreased by $450 million or 21% from 2003 to a cyclical low of $1,714 million. This change was largely due to a $175 million drawdown of the general allowance, and decreases in the allocated specific allowance, which were in line with the reduction in nonaccrual loans over the same period. The drawdown of the general allowance followed an assessment of the credit quality of our loan portfolios and the adequacy of the related general allowance levels. The drawdown reflects positive changes in portfolio composition, improving default trends and better economic conditions. During the year, charge-offs, net of recoveries, declined to $786 million or .41% of average loans and acceptances, from $806 million or ..46% a year ago.

Credit risk concentrations

Concentration risk exists if a number of clients are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. The strategies we use to minimize concentration risk are discussed further under Risk mitigation in the Risk management section on page 59.

     As shown in Table 15 on page 53, the largest Canadian exposure is in Ontario, which has 38% of total loans and acceptances. Internationally, the largest concentration is in the U.S., where we have 13% of our total loans and acceptances.

     As shown in Table 12 on page 50, the largest sector concentrations, excluding small business, are in financial services, commercial real estate and agriculture, with 8%, 4% and 2% of loans and acceptances, respectively.

     Table 19 on page 55 shows contractual amounts with clients outside of Canada. Of the total international contractual amounts, $63 billion or 14% of total assets are in the United States and $51 billion or 11% of total assets are outside Canada and the U.S.

50	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 12 Loans and acceptances by industry sector

(C$ millions, except percentage amounts)						Percentage of total
	2004	2003	2002	2001	2000	2004	2000
Canada
Consumer
Residential mortgage	$80,168	$73,978	$67,700	$64,066	$61,444	41.0%	36.6%
Personal	30,415	26,445	24,550	26,086	26,275	15.6	15.7
Credit card	6,298	4,663	4,740	4,110	4,666	3.2	2.8

	116,881	105,086	96,990	94,262	92,385	59.8	55.1

Business and government loans and acceptances
Small business (1)	10,137	9,705	9,470	9,788	11,701	5.2	7.0
Agriculture	4,400	4,526	4,427	4,758	4,931	2.3	2.9
Commercial mortgages	2,761	2,616	2,485	2,635	2,961	1.4	1.8
Consumer goods	2,215	2,394	2,280	2,447	2,874	1.1	1.7
Commercial real estate	2,418	2,086	2,327	2,325	2,594	1.2	1.5
Energy	2,160	1,702	2,919	4,293	3,754	1.1	2.2
Government	1,921	1,805	1,006	1,597	1,385	1.0	.8
Automotive (2)	1,724	1,630	1,376	864	673	.9	.4
Industrial products	1,521	1,503	1,642	2,174	2,470	.8	1.5
Transportation and environment (2)	1,034	1,111	1,524	2,138	1,519	.5	.9
Forest products	779	1,052	975	1,275	1,362	.4	.8
Financial services	2,027	947	2,245	3,010	2,218	1.0	1.3
Media and cable (3)	772	839	996	1,510	1,120	.4	.7
Mining and metals	250	369	369	636	897	.1	.5
Telecommunication	135	169	488	677	1,008	.1	.6
Information technology	274	126	197	203	210	.1	.1
Other	5,478	4,083	6,913	8,155	7,338	2.9	4.4

	40,006	36,663	41,639	48,485	49,015	20.5	29.2

Total Canada	156,887	141,749	138,629	142,747	141,400	80.3	84.3

United States
Consumer
Residential mortgage	3,227	4,096	4,353	2,666	845	1.7	.5
Personal	5,849	5,015	5,269	4,621	78	3.0	—
Cards	108	107	125	128	—	—	—

	9,184	9,218	9,747	7,415	923	4.7	.5

Business and government loans and acceptances
Consumer goods	723	824	958	1,172	435	.4	.3
Commercial real estate	5,267	5,480	4,531	3,773	44	2.7	—
Energy	843	1,200	2,680	1,613	1,582	.4	.9
Government	221	100	19	23	—	.1	—
Automotive (2)	255	329	409	408	221	.1	.1
Industrial products	360	466	974	1,513	1,107	.2	.7
Transportation and environment (2)	213	350	484	788	469	.1	.3
Forest products	89	127	223	98	181	—	.1
Financial services	5,003	3,330	3,200	2,754	4,521	2.6	2.7
Media and cable (3)	564	854	1,107	1,038	1,782	.3	1.1
Mining and metals	26	97	70	45	104	—	.1
Telecommunication	54	315	689	835	1,131	—	.7
Information technology	128	86	177	299	374	.1	.2
Other	2,824	2,782	3,354	2,819	541	1.5	.3

	16,570	16,340	18,875	17,178	12,492	8.5	7.5

Total United States	25,754	25,558	28,622	24,593	13,415	13.2	8.0

Other International
Consumer
Residential mortgage	777	745	789	712	695	.4	.4
Personal	584	726	769	688	734	.3	.4
Cards	50	46	49	45	—	—	—

	1,411	1,517	1,607	1,445	1,429	.7	.8

Business and government loans and acceptances
Consumer goods	119	185	425	527	676	.1	.4
Commercial real estate	153	504	593	309	227	.1	.1
Energy	340	672	1,051	1,381	1,469	.2	.9
Government	21	30	111	105	167	—	.1
Automotive (2)	9	6	2	119	292	—	.2
Industrial products	7	91	225	603	642	—	.4
Transportation and environment (2)	1,000	1,326	1,958	783	1,018	.5	.6
Forest products	37	77	194	287	287	—	.2
Financial services	7,983	4,914	2,414	3,893	3,391	4.1	2.0
Media and cable (3)	20	95	213	342	251	—	.1
Mining and metals	333	525	1,122	1,026	797	.2	.5
Telecommunication	13	56	557	723	1,113	—	.7
Information technology	—	—	2	97	59	—	—
Other	1,251	1,185	595	589	1,179	.6	.7

	11,286	9,666	9,462	10,784	11,568	5.8	6.9

Total Other International	12,697	11,183	11,069	12,229	12,997	6.5	7.7

Total loans and acceptances	195,338	178,490	178,320	179,569	167,812	100.0%	100.0%

Allowance for loan losses	(1,644)	(2,055)	(2,203)	(2,278)	(1,871)

Total	$193,694	$176,435	$176,117	$177,291	$165,941

(1)	Comprises the following industries in 2004: commercial real estate of $1,821 million (2003 – $1,777 million; 2002 – $1,737 million), consumer goods of $1,764 million (2003 – $1,777 million; 2002 – $1,583 million), industrial products of $999 million (2003 – $952 million; 2002 – $887 million), transportation and environment of $502 million (2003 – $503 million; 2002 – $552 million), automotive of $463 million (2003 – $462 million; 2002 – $377 million), forest products of $276 million (2003 – $298 million; 2002 – $278 million), energy of $150 million (2003 – $137 million; 2002 – $125 million), information technology of $124 million (2003 – $113 million; 2002 – $93 million), mining and metals of $62 million (2003 – $65 million; 2002 – $69 million), financial services of $86 million (2003 – $136 million; 2002 – $132 million), media and cable of $85 million (2003 – $81 million; 2002 – $77 million), telecommunications of $23 million (2003 – $48 million; 2002 – $34 million), and other of $3,782 million (2003 – $3,356 million; 2002 – $3,526 million).

(2)	Commencing in 2002, certain amounts were reclassified from the transportation and environment sector grouping to the automotive group.

(3)	Includes cable loans of $218 million in Canada in 2004 (2003 – $236 million; 2002 – $267 million; 2001 – $330 million; 2000 – $262 million), $191 million in the United States in 2004 (2003 – $357 million; 2002 – $522 million; 2001 – $455 million; 2000 – $1,162 million) and $20 million in Other International in 2004 (2003 – $75 million; 2002 – $112 million; 2001 – $170 million; 2000 – $159 million).

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	51

Table 13 Nonaccrual loans by industry sector

(C$ millions)	2004	2003	2002	2001	2000
Canada
Consumer
Residential mortgage	$96	$110	$102	$142	$185
Personal	178	213	275	310	247

	274	323	377	452	432

Business and government loans and acceptances
Small business (1)	142	169	205	261	248
Agriculture (1)	75	127	141	111	53
Commercial mortgages	17	24	17	22	16
Consumer goods	25	32	47	11	37
Commercial real estate	2	8	23	95	90
Energy	1	1	1	27	—
Automotive	—	—	10	18	5
Industrial products	34	18	23	45	28
Transportation and environment	9	118	138	274	185
Forest products	151	169	199	195	184
Financial services	—	3	—	7	20
Media and cable	3	15	18	43	36
Mining and metals	6	—	—	1	—
Telecommunication	10	8	20	—	—
Information technology	—	17	6	11	8
Other	34	32	47	50	27

	509	741	895	1,171	937

Total Canada	783	1,064	1,272	1,623	1,369

United States
Consumer
Residential mortgage	33	7	16	24	—
Personal	11	22	31	15	—

	44	29	47	39	—

Business and government loans and acceptances
Consumer goods	11	16	10	9	—
Commercial real estate	65	65	75	81	4
Energy	141	114	95	—	—
Automotive	4	7	29	33	—
Industrial products	4	5	30	8	68
Transportation and environment	3	9	36	48	56
Financial services	—	9	46	30	—
Media and cable	64	44	56	—	—
Telecommunication	—	—	77	272	—
Information technology	9	11	48	76	—
Other	31	52	35	30	17

	332	332	537	587	145

Total United States	376	361	584	626	145

Other International
Consumer
Residential mortgage	17	14	13	13	14

	17	14	13	13	14

Business and government loans and acceptances
Consumer goods	—	—	—	10	2
Energy	20	125	147	3	14
Industrial products	—	2	—	2	15
Transportation and environment	—	9	32	43	—
Financial services	14	33	31	53	41
Media and cable	—	27	—	—	—
Mining and metals	2	57	128	40	11
Other	47	53	81	52	67

	83	306	419	203	150

Total Other International	100	320	432	216	164

Total (2), (3)	$1,259	$1,745	$2,288	$2,465	$1,678

(1)	Includes government guaranteed portions of nonaccrual loans of $24 million in small business in 2004 (2003 — $39 million; 2002 — $64 million; 2001 — $95 million; 2000 — $101 million) and $9 million in agriculture (2003 — $9 million; 2002 — $10 million; 2001 — $6 million; 2000 — $6 million).

(2)	Includes foreclosed assets of $27 million in 2004 (2003 — $34 million; 2002 — $32 million; 2001 — $37 million; 2000 — $16 million).

(3)	Past due loans greater than 90 days not included in nonaccrual loans was $219 million in 2004 (2003 — $222 million; 2002 — $217 million; 2001 — $245 million).

52	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 14 Provision for credit losses by industry sector

(C$ millions)	2004	2003	2002	2001	2000
Canada
Consumer
Residential mortgage	$6	$4	$3	$8	$—
Personal	212	230	266	265	301
Credit card	165	152	135	125	102

	383	386	404	398	403

Business and government loans and acceptances
Small business	75	77	110	164	105
Agriculture	6	(2)	22	20	4
Commercial mortgages	—	(3)	(5)	7	2
Consumer goods	(16)	2	19	2	7
Commercial real estate	(10)	(14)	(15)	15	(17)
Energy	—	—	4	17	(8)
Automotive	—	—	—	17	—
Industrial products	4	2	(7)	14	2
Transportation and environment	(33)	69	(19)	13	56
Forest products	3	13	4	7	(36)
Financial services	—	(4)	(27)	(9)	—
Media and cable	(1)	1	(7)	13	12
Mining and metals	—	1	(1)	—	(1)
Telecommunication	5	(1)	59	—	(1)
Information technology	(1)	2	3	3	8
Other	(1)	(8)	(15)	8	(10)

	31	135	125	291	123

Total Canada	414	521	529	689	526

United States
Consumer
Residential mortgage	1	3	7	8	—
Personal	9	24	15	5	—
Cards	3	3	4	2	—

	13	30	26	15	—

Business and government loans and acceptances
Consumer goods	1	8	4	2	—
Commercial real estate	3	5	5	66	2
Energy	63	16	107	—	—
Automotive	1	(1)	1	6	—
Industrial products	1	(1)	8	3	40
Transportation and environment	(1)	7	5	(4)	42
Financial services	—	—	11	7	—
Media and cable	8	12	—	3	—
Telecommunication	(13)	—	202	272	—
Information technology	(4)	(4)	41	7	—
Other	47	36	30	—	15

	106	78	414	362	99

Total United States	119	108	440	377	99

Other International
Consumer
Residential mortgage	—	1	—	(8)	—

	—	1	—	(8)	—

Business and government loans and acceptances
Consumer goods	—	—	(6)	(2)	(7)
Commercial real estate	—	—	(1)	(1)	(1)
Energy	(13)	62	34	(8)	(2)
Automotive	—	—	—	1	(8)
Industrial products	—	—	(3)	—	(6)
Transportation and environment	(1)	1	16	12	—
Financial services	—	3	10	(10)	(21)
Media and cable	4	14	—	—	—
Mining and metals	(4)	4	28	—	2
Other	3	1	18	(1)	(11)

	(11)	85	96	(9)	(54)

Total Other International	(11)	86	96	(17)	(54)

Allocated specific provision	522	715	1,065	1,049	571
Allocated general provision	(147)	6	(22)	205	73

Total allocated provision	375	721	1,043	1,254	644
Total unallocated provision	(28)	(6)	22	(135)	47

Total	$347	$715	$1,065	$1,119	$691

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	53

Table 15 Loans and acceptances by geographic location (1)

						Percentage of total
(C$ millions, except percentage amounts)	2004	2003	2002	2001	2000	2004	2000
Canada
Atlantic provinces (2)	$10,385	$9,856	$9,741	$9,518	$9,690	5.3%	5.8%
Quebec	16,976	15,800	15,224	13,760	16,191	8.7	9.7
Ontario	73,181	65,632	63,376	72,018	60,999	37.5	36.3
Prairie provinces (3)	29,899	26,823	26,953	24,949	29,402	15.3	17.5
British Columbia	26,446	23,638	23,335	22,502	25,118	13.5	15.0

Total Canada	156,887	141,749	138,629	142,747	141,400	80.3	84.3

United States	25,754	25,558	28,622	24,593	13,415	13.2	8.0

Other International	12,697	11,183	11,069	12,229	12,997	6.5	7.7

Total loans and acceptances	195,338	178,490	178,320	179,569	167,812	100.0%	100.0%

Allowance for loan losses	(1,644)	(2,055)	(2,203)	(2,278)	(1,871)

Total	$193,694	$176,435	$176,117	$177,291	$165,941

(1)	Based on residence of borrower.

(2)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(3)	Comprises Manitoba, Saskatchewan and Alberta.

Table 16 Nonaccrual loans by geographic location

						Percentage of total
(C$ millions, except percentage amounts)	2004	2003	2002	2001	2000	2004	2000
Canada
Atlantic provinces (1)	$60	$81	$107	$124	$115	4.8%	6.9%
Quebec	131	155	90	282	198	10.4	11.8
Ontario	254	348	471	621	572	20.2	34.1
Prairie provinces (2)	93	140	177	143	129	7.4	7.7
British Columbia	245	340	427	453	355	19.4	21.2

Total Canada	783	1,064	1,272	1,623	1,369	62.2	81.6

United States	376	361	584	626	145	29.9	8.6

Other International	100	320	432	185	136	7.9	8.1

LDCs	—	—	—	31	28	—	1.7

Total	$1,259	$1,745	$2,288	$2,465	$1,678	100.0%	100.0%

(1)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(2)	Comprises Manitoba, Saskatchewan and Alberta.

Table 17 Provision for credit losses by geographic location

						Percentage of total
(C$ millions, except percentage amounts)	2004	2003	2002	2001	2000	2004	2000
Canada
Atlantic provinces (1)	$34	$46	$59	$63	$58	9.8%	8.4%
Quebec	(1)	77	(5)	43	22	(.3)	3.2
Ontario	315	303	330	398	342	90.8	49.5
Prairie provinces (2)	35	55	86	81	64	10.1	9.3
British Columbia	31	40	59	104	40	8.9	5.8

Total Canada	414	521	529	689	526	119.3	76.1

United States	119	108	440	377	99	34.3	14.3

Other International	(11)	86	96	(17)	(54)	(3.2)	(7.8)

Allocated specific provision	522	715	1,065	1,049	571	150.4	82.6
Allocated general provision	(147)	6	(22)	205	73	(42.3)	10.6

Total allocated provision	375	721	1,043	1,254	644	108.1	93.2
Total unallocated provision	(28)	(6)	22	(135)	47	(8.1)	6.8

Total	$347	$715	$1,065	$1,119	$691	100.0%	100.0%

(1)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(2)	Comprises Manitoba, Saskatchewan and Alberta.

54	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 18 Allowance for credit losses

(C$ millions)	2004	2003	2002	2001	2000
Allowance at beginning of year	$2,164	$2,314	$2,392	$1,975	$1,900

Provision for credit loses	347	715	1,065	1,119	691

Charge-offs
Canada
Residential mortgage	(7)	(6)	(11)	(15)	(11)
Personal	(306)	(345)	(381)	(394)	(372)
Credit card	(204)	(188)	(172)	(169)	(150)
Business and government	(190)	(218)	(330)	(296)	(225)

	(707)	(757)	(894)	(874)	(758)

United States
Residential mortgage	—	(4)	(1)	(9)	—
Personal	(19)	(28)	(17)	(7)	—
Credit card	(3)	(4)	(6)	(2)	—
Business and government	(129)	(131)	(467)	(215)	(41)

	(151)	(167)	(491)	(233)	(41)

Other International
Business and government	(140)	(52)	(39)	(18)	(40)
LDC exposures	—	—	(33)	—	—

	(140)	(52)	(72)	(18)	(40)

	(998)	(976)	(1,457)	(1,125)	(839)

Recoveries
Canada
Personal	65	66	68	66	44
Credit card	38	36	37	44	48
Business and government	76	53	72	58	48

	179	155	177	168	140

United States
Personal	3	2	2	1	—
Credit card	1	1	1	—	—
Business and government	24	10	7	5	—

	28	13	10	6	—

Other International
Business and government	5	2	11	11	22

	5	2	11	11	22

	212	170	198	185	162

Net charge-offs	(786)	(806)	(1,259)	(940)	(677)
Adjustments	(11)	(59)	116	238	61

Allowance at end of year	$1,714	$2,164	$2,314	$2,392	$1,975

Allocation of allowance (1)
Canada
Residential mortgage	$23	$33	$35	$45	$46
Personal	384	395	429	447	403
Credit card	188	147	147	147	88
Business and government	502	682	711	791	664

	1,097	1,257	1,322	1,430	1,201

United States
Residential mortgage	3	3	6	4	3
Personal	55	42	36	33	—
Credit card	3	4	5	5	—
Business and government	234	319	409	434	184

	295	368	456	476	187

Other International
Residential mortgage	1	1	—	—	8
Business and government	44	191	174	147	138

	45	192	174	147	146

Allocated allowance for loan losses	1,437	1,817	1,952	2,053	1,534
Unallocated allowance for loan losses	207	238	251	225	337

Total allowance for loan losses	1,644	2,055	2,203	2,278	1,871
Allowance for off-balance sheet and other items (2)	70	109	109	109	98
Allowance for tax-exempt securities	—	—	2	5	6

Total allowance for credit losses	$1,714	$2,164	$2,314	$2,392	$1,975

(1)	The allowance for loan losses includes an amount for the allocated general allowance, which has been allocated to loan categories. These amounts total $950 million (2003 – $1,060 million; 2002 – $1,060 million; 2001 – $1,076 million; 2000 – $765 million) and have been allocated as follows: for Canada – residential mortgage $12 million (2003 – $21 million; 2002 – $20 million; 2001 – $21 million; 2000 – $18 million), personal $276 million (2003 – $266 million; 2002 – $266 million; 2001 – $266 million; 2000 – $207 million), credit card $188 million (2003 – $147 million; 2002 – $147 million; 2001 – $147 million; 2000 – $88 million), business and government $295 million (2003 – $385 million; 2002 – $386 million; 2001 – $385 million; 2000 – $321 million), and for United States – residential mortgage $2 million (2003 – $2 million; 2002 – $3 million; 2001 – $2 million; 2000 – $2 million), personal $53 million (2003 – $33 million; 2002 – $22 million; 2001 – $26 million; 2000 – nil), credit card $3 million (2003 – $4 million; 2002 – $5 million; 2001 – $5 million; 2000 – nil), and business and government $114 million (2003 – $187 million; 2002 – $196 million; 2001 – $192 million; 2000 – $110 million), and for Other International – business and government $7 million (2003 – $15 million; 2002 – $15 million; 2001 – $32 million; 2000 – $19 million).

(2)	Commencing in 2000, the allowance for off-balance sheet and other items was separated and reported under other liabilities. Previously, the amount was included in the allowance for loan losses.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	55

Table 19 Foreign outstandings (1)

	2004		2003		2002
		% of total		% of total		% of total
(C$ millions, except percentage amounts)		assets		assets		assets
United States – Banks	$5,355		$7,204		$5,838
– Government	6,917		7,970		3,257
– Other	50,774		57,086		62,210

	63,046	14.1%	72,260	17.5%	71,305	18.7%

Western Europe – Banks	25,673		24,371		21,419
– Government	2,717		2,792		1,286
– Other	12,969		12,119		9,152

	41,359	9.2	39,282	9.5	31,857	8.3

Central/Eastern Europe, Middle East and Africa	138	–	198	.1	247	.1

Latin America	585	.1	865	.2	1,607	.4

Caribbean	2,912	.7	2,692	.7	3,045	.8

Asia	2,712	.6	5,791	1.4	3,645	1.0

Australia and New Zealand	2,897	.7	2,425	.6	2,842	.7

Allowance for loan losses (2)	(446)	(.1)	(678)	(.2)	(760)	(.2)

Total	$113,203	25.3%	$122,835	29.8%	$113,788	29.8%

(1)	Includes contractual amounts with clients in a foreign country related to: loans, accrued interest, acceptances, interest-bearing deposits with banks, securities, other interest-earning investments and other monetary assets including net revaluation gains on foreign exchange and derivative products. Local currency outstandings, whether or not hedged or funded by local currency borrowings, are included in country exposure outstandings. Foreign outstandings are reported based on location of ultimate risk.

(2)	Includes the international component of the allocated specific, allocated general and unallocated allowance.

56	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 20 Risk profile

(C$ millions, except percentage amounts)	2004	2003	2002	2001	2000
Percentage of loans and acceptances to total loans and acceptances
Canada (1)
Residential mortgage	41%	41%	38%	35%	37%
Personal	15	16	14	15	16
Credit card	3	3	3	2	3
Business and government	20	18	21	24	28

	79	78	76	76	84
United States	14	15	17	16	8
Other International	7	7	7	8	8

Total	100%	100%	100%	100%	100%

Nonaccrual loans
Beginning of year	$1,745	$2,288	$2,465	$1,678	$1,704
Net additions	512	433	1,280	1,912	813
Charge-offs and adjustments	(998)	(976)	(1,457)	(1,125)	(839)

End of year	$1,259	$1,745	$2,288	$2,465	$1,678

As a % of related loans and acceptances
Canada (1)
Residential mortgage	.12%	.15%	.15%	.22%	.30%
Personal	.59	.81	1.12	1.19	.94
Business and government	1.33	2.14	2.28	2.68	1.93

	.50	.76	.93	1.18	.97
United States	1.40	1.34	1.92	2.25	1.06
Other International	.75	2.71	3.68	1.56	1.24

Total	.64%	.98%	1.28%	1.37%	1.00%

Allowance for credit losses
Allocated specific	$487	$757	$894	$951	$747
Allocated country risk	–	–	–	31	28
Allocated general (2)	1,020	1,169	1,169	1,185	863

Total allocated	1,507	1,926	2,063	2,167	1,638
Unallocated	207	238	251	225	337

Total	$1,714	$2,164	$2,314	$2,392	$1,975

As a % of loans and acceptances	.8%	1.2%	1.2%	1.3%	1.1%

As a % of loans, acceptances and reverse repurchase agreements	.7%	1.0%	1.0%	1.0%	1.0%

As a % of nonaccrual loans (coverage ratio), excluding LDCs	131%	118%	96%	93%	112%
Provision for credit losses
Allocated specific	$522	$715	$1,065	$1,049	$571
Allocated general	(147)	6	(22)	205	73

Total allocated	375	721	1,043	1,254	644
Unallocated	(28)	(6)	22	(135)	47

Total	$347	$715	$1,065	$1,119	$691

Credit derivative gains	–	(14)	(115)	–	–
Credit derivative losses	–	–	69	–	–

Total provision net of credit derivative gains/losses	$347	$701	$1,019	$1,119	$691

Allocated specific provision as a % of average loans, acceptances and reverse repurchase agreements	.22%	.33%	.50%	.52%	.31%
Provision as a % of average loans, acceptances and reverse repurchase agreements	.15	.33	.50	.55	.38
Allocated specific provision net of credit derivative gains/losses as a % of average loans, acceptances and reverse repurchase agreements	.22	.32	.48	.52	.31

Allocated specific provision as a % of related average loans and acceptances
Canada (1)
Residential mortgage	.01%	.01%	–	.01%	–
Personal	.68	.90	1.05	.94	1.12
Credit card	2.63	2.92	3.10	2.73	2.87
Business and government	.08	.39	.33	.67	.28

	.27	.38	.40	.50	.39
United States (3)	.42	.38	1.45	–	–
Other International	(.09)	.71	.83	1.08	.18

Total allocated specific provision	.27%	.41%	.61%	.61%	.36%
Total provision for credit losses	.18	.41	.61	.65	.43

Net charge-offs (excluding LDCs) as a % of average loans and acceptances	.41%	.45%	.69%	.55%	.42%

Net charge-offs as a % of average loans and acceptances	.41%	.46%	.72%	.55%	.42%

(1)	Loans and acceptances in Canada include all loans and acceptances booked in Canada, regardless of the currency or residence of the borrower.

(2)	Includes the allowance for off-balance sheet and other items.

(3)	As the information is not reasonably determinable, percentages for years prior to 2002 are not presented.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	57

RISK MANAGEMENT

Overview

The mission of the risk management function is to build shareholder value through leadership in the strategic management of risk. Strategic priorities are to:

•	Ensure alignment between risk appetite and business strategies

•	Attract, develop and retain high-calibre risk management professionals

•	Enhance communication of risk and risk appetite throughout the enterprise

•	Invest in capabilities to better measure, understand and manage risk

•	Strengthen the efficiency, accessibility and responsiveness of key risk processes and practices

Our business activities expose us to the risks outlined in the risk pyramid. We use the risk pyramid as a tool to identify and assess risk across the organization. Risks are shown within the pyramid according to the level of control and influence that we can exert to mitigate or manage each specific risk type.

Controllable risks

•	Credit risk is the risk of loss due to a counterparty’s inability to fulfill its payment obligations. It also refers to a loss in market value due to the deterioration of a counterparty’s financial position. A counterparty may be an issuer, debtor, borrower, policyholder, reinsurer or guarantor.

•	Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices.

•	Liquidity risk is the risk that we are unable to generate or obtain sufficient cash or equivalents on a cost-effective basis to meet our commitments as they fall due.

•	Insurance risk is the risk inherent in the design and underwriting of insurance policies. The principal sources of Insurance risk are product design and pricing risk and insurance underwriting risk.

•	Operational risk is the risk of direct or indirect loss resulting from inadequate or failed processes, technology, human performance or external events. The impact of Operational risk can be financial loss, loss of reputation, loss of competitive position, poor client service and legal or regulatory proceedings.

Risk Pyramid

An organizational perspective

The cornerstone of effective risk management is a strong risk management culture, supported by numerous strategy and policy development processes, run jointly by risk management professionals and the business segments. This partnership is designed to ensure strategic alignment of business, risk and resource issues.

The Risk Pyramid: An organizational perspective

Risk management professionals work in partnership with the business segment and corporate functions to identify risks, which are then measured, monitored and managed. In line with our group-wide portfolio management approach, portfolio analysis techniques are employed in an effort to optimize the risk-reward profile and ensure the efficient and appropriate attribution of capital.

     A structure of management and Board of Directors (the board) committees provides oversight of the risk management process.

The Board of Directors and Group Risk Committee

The top level of the organizational perspective risk pyramid comprises the Board of Directors, the Conduct Review and Risk Policy Committee (CR&RPC) and Group Risk Committee (GRC). CR&RPC is a board committee while GRC is a senior executive committee.

Key responsibilities are to:

•	Shape, influence and communicate the organization’s risk culture

•	Determine and communicate the organization’s risk appetite

•	Define the organizational structure for Group Risk Management

•	Review and approve policies for controlling risk

•	Review and monitor the major risks being assumed by, or facing, the organization and provide direction as required

•	Ensure there are sufficient and appropriate risk management resources across the organization to protect against the risks being taken

58	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk management

The middle level of the organizational perspective risk pyramid comprises the Chief Risk Officer, Group Risk Management and the various Risk Committees. The Risk Committees oversee such matters as policies, portfolios, governance, ethics, compliance and various specific risk areas (i.e., credit, market, liquidity, insurance and operational). In 2004, the Structured Transactions Oversight Committee was established to provide risk oversight through the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks.

     Key responsibilities of the Chief Risk Officer, Group Risk Management and the various Risk Committees are to:

•	Implement and maintain an integrated enterprise-wide risk measurement, management and reporting framework

•	Establish a comprehensive risk assessment and approval process that ensures all risks are mitigated or that control gaps are addressed in a timely manner

•	Maintain a comprehensive enterprise-wide risk policy framework to ensure effective creation, approval and communication of policies and related documents

•	Establish guidelines and risk limits to ensure appropriate risk diversification and optimization of risk-return on both a portfolio and transactional basis

•	Advise the board and executive management of major risks being assumed by, or facing, the organization

•	Partner with the business segments to identify, understand, measure, mitigate and monitor the risks being taken

Business segments

The base level of the organizational perspective risk pyramid comprises the business segments. Their responsibilities include:

•	Ownership and accountability of the risks of the business

•	Alignment of business strategy with the corporate risk culture, risk appetite and policy

•	Identification, understanding, mitigation and management of the risks being taken

BASEL II

Basel II is a new capital adequacy framework that is intended to strengthen risk management and market discipline, and thereby the safety and soundness of the international financial industry. The Basel Committee on Banking Supervision, consisting of central banks and bank supervisors from 13 countries, approved the final text of the new framework in June 2004, after a five-year consultation period. This new accord will replace the current 1988 Basel Accord.

     The next step for the countries involved with Basel II is implementation. The new framework, which is comprehensive and far-reaching, provides a menu of approaches to calculate regulatory capital. The implementation timetable mandates compliance with the new rules by the end of 2006 for the basic approach and the end of 2007 for the advanced approaches.

     We have created a Basel Program Management Office, which is responsible for co-ordinating the implementation initiative and ensuring enterprise-wide compliance with Basel II. While this is not a transformational initiative, there will be opportunities to achieve internal efficiencies through the modernization and upgrading of risk practices, policies, processes and technologies, which will enable us to manage credit, market and operational risk more efficiently and effectively.

ECONOMIC CAPITAL

Economic Capital (EC) is management’s estimate of the amount of common equity required to underpin all our risks. It is calculated by estimating the level of capital that is necessary to cover risks consistent with our desired solvency standard and AA debt rating. EC is attributed to our business segments to provide directly comparable performance measurements for each of our business activities and to assist senior management in strategic planning, resource allocation and capital management. EC analysis is intended to represent the shareholder’s perspective and drives the optimization of shareholder returns in terms of risk/reward. Calculation and attribution of EC involves a number of assumptions and judgments, and changes to them may result in materially different amounts of EC being computed. Capital attribution methodologies are continually monitored to ensure risks are being consistently quantified, utilizing all available information. Periodically, improvements are made to these methodologies with the changes applied prospectively.

     EC is calculated for various risk types. Credit, market (trading and non-trading), insurance and operational risk are detailed in the following sections. Business risk is the risk of loss due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, and reputational and strategic risks. Goodwill and intangibles and fixed asset risks are defined as the risk that the value of these assets will be less than their net book value at a future date. For further details on goodwill and other intangibles, see Note 4 on page 86. EC for liquidity risk is not calculated separately but is embedded within the other risk types. The total required EC takes into account the diversification benefits between and within risk categories and lines of business. These diversification benefits are passed on to our businesses and are reflected in the EC levels used in their return on equity calculations.

     The following chart represents the proportionate EC levels by risk type in fiscal 2004. Compared to 2003, there has been no significant change by risk type. Credit risk and goodwill and intangibles risk continue to be our largest risks. The goodwill risk is largely attributable to acquisitions we have made in the U.S. over the past several years.

The following sections describe how we manage the major controllable risks, which include credit, market, liquidity, insurance and operational risk.

CREDIT RISK

Our approach to credit risk management preserves the independence and integrity of risk assessment while being integrated into the portfolio management processes. Policies and procedures, which are communicated throughout the organization, guide the day-to-day management of credit risk exposure and are an essential part of our business culture.

The goal of credit risk management is to evaluate and manage credit risk in order to further enhance our strong credit culture.

     We manage credit risk directly through key control processes, risk measurements used by management to monitor performance and through the use of certain risk mitigation strategies.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	59

Key control processes

Credit scoring models are used for underwriting and ongoing monitoring of consumer and certain small business credit. Applicant scoring is used for underwriting purposes and utilizes established statistical methods of analyzing applicant characteristics and past performance to determine the probability of the risk for future credit performance. Behavioural scoring is used for ongoing management of booked accounts and utilizes statistical techniques that capture past performance to predict future behaviour of existing accounts. Both applicant and behavioural scores use customer centric scoring models, which consider the strength of the entire client relationship, utilizing certain variables, to predict future behaviour. Vigorous testing methods are in place to monitor the performance of the credit models. During 2004, 35% of our credit scoring models were enhanced to improve their ability to identify risk.

     For commercial and corporate clients, we assign an internal risk rating based on a detailed review of the borrower. This examination considers industry sector trends, market competitiveness, overall company strategy, financial strength, access to funds, financial management and any other risks facing the organization. Our rating system is based on a 22-point scale. The internal risk ratings are assessed and updated on a regular basis to ensure they accurately represent the risk profile of the counterparty they are attributed to and to ensure consistency in ratings across sector groups.

     In addition to control processes for credit granting and ongoing monitoring, we have established risk limits to ensure that we do not become overexposed to any one borrower or family of related borrowers, industry sector or geographic area.

Risk measurements

Credit risk is monitored on an ongoing basis with formal monthly and quarterly reporting to ensure senior management is aware of shifts in loan quality and portfolio performance. Critical components of this reporting framework include a dashboard for consumer and small business lending, and classification reporting and expected loss monitoring for commercial and corporate lending.

     The dashboard is a monthly reporting mechanism in place for all consumer and small business loan portfolios. The performance of each portfolio is assessed against various risk-reward measures and assigned one of the following ratings – concern, monitor or good. At year-end, portfolios representing approximately 4% of consumer and small business loans outstanding at October 31, 2004, were rated concern. To monitor any shifts in portfolio quality, further assessment criteria are applied to each portfolio to generate one of the following portfolio quality trend indicators – declining, stable or improving. At year-end, most portfolios reflected a stable or improving portfolio quality trend, including the portfolios classified as concern from a risk-reward perspective.

     Classification reporting is an ongoing process that is in place to ensure that Account and Risk Managers are effective in early problem recognition on commercial and corporate lending. Once any sign of weakness is identified or concern is raised, the exposure is classified as Especially Mentioned, Substandard, Doubtful or Loss. Total classified outstanding loans decreased by $2.1 billion from a year ago to $1.8 billion at October 31, 2004, and are at an all time low since this risk measurement process was introduced in 2002.

     In addition, current one-year expected losses on our commercial and corporate loan portfolio provide a good indicator of credit quality trends. Expected loss is compared to long-term or through-the-cycle expected losses to assess where we are in the credit cycle. This analysis is performed at the single name and industry sector levels. The portfolio is further analyzed through stress testing and sensitivity analysis.

Risk mitigation

To respond proactively to credit deterioration and to mitigate risk, a problem loan workout group with specialized expertise handles the management and collection of nonaccrual loans and certain accrual loans.

     Portfolio diversification remains the cornerstone of our risk mitigation activities and, as a result, our credit policies and limits are structured to ensure we are not overexposed to any given client, industry sector or geographic area.

     To avoid excessive loss resulting from a particular counterparty being unable to fulfill its payment obligations, single-name limits are in place, with the limit set based on the applicable risk rating. In 2004, an additional limit on single-name exposure based on EC was put in place. This EC limit takes into account such factors as size, term, rating, sector, geography, collateral and seniority. In certain cases, loans are syndicated in order to reduce overall exposure to a single name. In the event of a limit exception, single names with approved limit exceptions are reported to senior management and to the CR&RPC in summary form on a quarterly basis. For certain exceptions, business units must provide a detailed action plan, including the expected timeframe for bringing the exposure back within the limit.

     Each country and sector is assigned a risk rating and an exposure limit. The risk rating considers factors common to all entities in a given country or sector yet outside the control of any individual entity. Limits are determined based on the risk rating along with our overall risk appetite and business strategy.

     To mitigate risk on portions of our portfolio, we enter into credit derivative contracts. As at October 31, 2004, credit mitigation was in place to cover $1.0 billion in corporate credit exposure.

     Loan sales are also used to manage risk. We seek to identify and sell loans we have made to borrowers whose risk-reward profiles and borrower ratings no longer satisfy our requirements. Loan sales totalled approximately $.6 billion in 2004.

MARKET RISK

Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements and the composition of our trading portfolio. We establish risk management policies and limits for our trading and asset/liability management activities that allow us to monitor and control our exposure to market risk resulting from these activities.

     We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we also participate in structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operation primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorizations granted by the board.

     The trading book consists of positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.

Components of market risk

Equity risk is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market. We are exposed to equity risk from the buying and selling of equities as principal in conjunction with our investment banking activities and also from our trading activities, which include the offering of tailored equity derivative products to clients, arbitrage trading and proprietary trading.

Foreign exchange rate and commodity price risk is the potential adverse impact on our earnings and economic value due to currency rate and commodity price movements and volatilities. In our proprietary positions, we are exposed to both the spot and forward foreign exchange markets, the derivatives markets and commodities markets.

60	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 21 Market risk measures – Trading activities (1)

	2004				2003				2002
(C$ millions)	Year-end	High	Average	Low	Year-end	High	Average	Low	Year-end	High	Average	Low
Global VAR by major risk category
Equity	$4	$20	$8	$4	$4	$12	$7	$4	$7	$12	$8	$6
Foreign exchange and commodity	2	5	2	1	2	7	3	1	2	9	3	1
Interest rate (2)	8	14	9	6	8	13	9	6	11	14	6	2
Debt specific (3)	2	2	1	1	–	–	–	–	–	–	–	–
Global VAR (4)	$10	$25	$13	$8	$8	$19	$13	$8	$13	$18	$11	$7

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Also includes credit spread risk.

(3)	Prior to 2004, interest rate and debt specific risk were reported in aggregate as interest rate risk.

(4)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

Interest rate risk is the potential adverse impact on our earnings and economic value due to changes in interest rates. Most of our holdings in financial instruments result in exposure to interest rate risk.

Debt specific risk is the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and credit ratings of issuers of bonds and money market instruments, or the names underlying credit derivatives.

Credit spread risk is the potential adverse impact on our earnings and economic value due to changes in the credit spreads associated with issuers of bonds and money market instruments, or the names underlying credit derivatives.

We are exposed to debt specific and credit spread risk through our positions in bonds, money market instruments and credit derivatives.

Monitoring market risk

A comprehensive risk policy framework governs trading-related risks and activities and provides guidance to trading management, middle office compliance functions and operations areas. We employ an extensive set of principles, rules, controls and limits, which we believe conform to industry best practice. Our market risk management frame-work is designed to ensure that our risks are appropriately diversified on a global basis. The Market Risk group is a corporate function within Group Risk Management that is independent of the trading operations and is responsible for the daily monitoring of global trading risk exposures via risk measures such as Value-At-Risk (VAR), sensitivity analysis and stress testing. The Market Risk group uses these risk measures to assess global risk-return trends and to alert senior management in RBC Capital Markets and Group Risk Management and the CR&RPC of adverse trends or positions.

     VAR, in simple terms, is a statistical technique that measures the range of market losses over a specified holding period expressed in terms of a specific confidence interval. VAR is the worst-case loss expected over the period within the probability set out by the confidence interval. Larger losses are possible, but with low probability. For example, our VAR model is based on a 99% confidence interval. Therefore, a portfolio with a VAR of $15 million held over one day would have a 1 in 100 chance of suffering a loss greater than $15 million in that day.

     To ensure VAR effectively captures our market risk, we continuously monitor and enhance our methodology. The method used to attribute the components of global VAR to the various risk categories was enhanced in 2004. Any secondary interest rate risk related to foreign exchange of equity products is now isolated and included in the interest rate category. This change did not affect overall global VAR.

     Daily back-testing against hypothetical profit and loss is used to monitor the statistical validity of VAR models. In fiscal 2004, there were no instances of the hypothetical net loss exceeding the VAR.

     The year-end, high, average and low VAR by major risk category for our combined trading activities for the years ended October 31, 2004 and 2003, are shown in Table 21 above. The table also shows our global VAR, which incorporates the effects of correlation in the movements of interest rates, exchange rates, equity prices and commodity prices and the resulting benefits of diversification within our trading portfolio.

DAILY NET TRADING REVENUE VS GLOBAL TRADING VAR
(C$ millions)

— Daily net trading revenue — Global trading VAR

GLOBAL VAR BY MAJOR RISK CATEGORY
(C$ millions)

—	Daily equity VAR — Daily foreign exchange VAR — Daily interest rate VAR

—	Daily interest rate specific VAR

HISTOGRAM OF DAILY NET TRADING REVENUE

(number of days)

Daily net trading revenue (C$ millions)

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	61

As the table illustrates, the average global VAR in 2004 was $13 million, unchanged from 2003. The largest contributor to VAR is interest rate risk. The increase in equity VAR observed during the latter part of the third quarter and the beginning of the fourth quarter was due to higher equity trading inventory arising from equity underwriting activity. This increase in VAR was anticipated and pre-approved. By year-end, it returned to its typical historical range.

     The first graph on page 60 compares the global trading VAR amounts to the relevant daily net trading revenue for the year ended October 31, 2004. During fiscal 2004, we experienced five days of net trading losses, and net trading losses in any single day did not exceed the VAR estimate for that day. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

     In addition to VAR, extensive sensitivity analysis and stress testing are performed, monitored and reported on a daily basis as a supplementary control to our market risk exposure. Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk factors that affect option prices. Stress testing measures the impact of extreme market movements and is intended to alert senior management of our exposure to potential political, economic or other disruptive events.

LIQUIDITY RISK

The objective of the liquidity management function is to ensure we have the ability to generate or obtain sufficient cash or its equivalents on a timely and cost-effective basis to meet our commitments as they fall due. The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities.

     Liquidity risk is managed dynamically, and exposures are continually measured, monitored and mitigated. We have in place a comprehensive liquidity management framework comprising policies, procedures, methodologies and measurements. During the year, we operated under normal conditions and within approved net cash flow limits.

     A detailed discussion of liquidity management is provided in the Liquidity management section on page 66.

INSURANCE RISK

Insurance risk is the risk inherent in the design and underwriting of insurance policies. The principal sources of insurance risk are product design and pricing risk and insurance underwriting risk.

     Product design and pricing risk relates mainly to the possibility of differences between the assumptions made in pricing the insurance contract and actual subsequent company experience. This type of risk is especially evident in long-term insurance contracts under which our ability to adjust premiums or charges is limited. This risk is managed through detailed experience studies to support pricing assumptions, as well as scenario testing by our actuaries. In addition, a portion of policy benefits are held on-balance sheet allowing for misestimation and deterioration of assumptions. And, finally, reinsurance can be used to mitigate certain estimates in the pricing of a product.

     Insurance underwriting risk relates to the mis-selection of the risks to be insured or an incorrect assessment of the frequency and/or amount of the future claims associated with those risks. To mitigate this risk, policy retention limits are in place that vary by market and geography. In addition, reinsurance mitigates exposure to large claims.

     A dashboard reporting mechanism is in place to monitor the various insurance businesses we conduct. The performance of each business is assessed against various risk measures and assigned one of the following ratings: concern, monitor or good. At year-end, there were no businesses rated concern. To monitor any shifts in trending, further assessment criteria are applied to each portfolio to generate one of the following quality trend indicators – declining, stable or improving.

OPERATIONAL RISK

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed processes, technology, and human performance or from external events. We experienced two notable operational losses during the year. The first item is related to a processing disruption, resulting from a programming update to one of our computer systems. The disruption impacted our ability to promptly reflect some transactions in client account balances and affected most of our business segments. We also experienced a loss on certain mortgage loans that are believed to have been fraudulently originated in 2001 and 2002.

     To mitigate operational risks across the organization an Operational Risk Management Framework has been developed. This framework ensures that the appropriate infrastructure, controls, systems and people are in place throughout the organization. It encompasses a common language of risk to enable enterprise-wide programs, assessment techniques and management tools. Complementing these are strong principles of corporate governance, our corporate values and code of conduct, independent risk-based internal auditing and the existence of compliance functions at the corporate and business levels. Three key components of our operational risk framework are (i) Risk and Control Self-Assessment (RCSA), (ii) Loss Event Database (LED) and (iii) Key Risk Indicators (KRIs).

     RCSA is a formal process to identify, document, assess and manage operational risks throughout the organization. To facilitate the RCSA, each business and functional area has been divided into its component activities to define the entities to be assessed. Each entity completes a self-assessment to determine key risks, mitigating controls, the potential impact of a problem, the probability of an incident occurring and the acceptable level of risk. Where residual exposure is judged unacceptable, the group identifies root causes and agrees on an action plan and timeline.

     The LED is a centralized database designed to capture information pertaining to operational losses with a financial impact exceeding $10,000. Key information captured, such as the frequency, severity and nature of operational loss events, is used to better understand the root causes of operational failures, resulting in improved risk mitigation strategies. Data collected on operational events will also support the determination and attribution of capital for operational risk as the implementation of Basel II moves forward.

     KRIs are used to assist us in recognizing and addressing our operational risk exposures and potential losses. The use of KRIs is a long-standing practice in several of our businesses and functional areas. In many cases, these are formal programs, used extensively as both business and risk management tools.

     While operational risk is not a new risk, increased focus and renewed rigour in its management are evident throughout the financial services industry, be it with respect to capital reform or changing expectations for managing and reporting this risk. The initiatives outlined are key to our strategies for effectively managing operational risk. We will continue to refine and enhance these, as well as pursue research and development to ensure that we are at the forefront of operational risk management best practices.

62	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL PRIORITY: BALANCE SHEET AND CAPITAL MANAGEMENT

Highlights

•	Consumer loans up 10%

•	Deposits up 4%

•	Internally generated capital of $1.5 billion

•	Tier 1 and Total capital ratios 8.9% and 12.4%, respectively

•	Common share repurchases of 14.6 million and issuances of 3.3 million, for a net reduction of 11.3 million

Total assets were $447.7 billion at October 31, 2004, up $35.1 billion or 9% from October 31, 2003.

Securities were down $.8 billion or 1% from a year ago.

Loans (before allowance for loan losses) were up $16.6 billion or 10%, reflecting strong loan demand in a low interest rate environment. Consumer loans (residential mortgage, personal and credit card loans) were up $11.7 billion or 10%, with residential mortgages up $5.4 billion or 7% (after $5.0 billion of securitizations during the year), personal loans up $4.7 billion or 14% and credit card balances up $1.6 billion or 34%. Business and government loans were up $4.9 billion or 9% (after $.5 billion of securitizations during the year), largely due to a growth in securities borrowing activity.

Other assets were up $16.3 billion to $87.8 billion. This was largely driven by an increase in receivables from brokers and dealers, which is due both to an increase in business activity and refinements we have made to the process utilized for the determination of trade date security information and an increase in non-cash collateral received in connection with securities lending activities.

Deposits were $271.6 billion, up $11.1 billion or 4% from October 31, 2003. Interest-bearing deposits were up $7.2 billion or 3% and non-interest-bearing deposits were up $3.9 billion or 14%. Personal deposits were up $6.3 billion, business and government deposits were up $1.6 billion and bank deposits were up $3.2 billion. Further details on deposits are provided in Note 11 on page 93.

     The fair values of loans and deposits differ from their respective book values due to changes in the level of interest rates and changes in credit status. The estimated fair value of loans due from clients exceeded book values by $1.5 billion at October 31, 2004, and $1.8 billion at October 31, 2003. The estimated fair value of deposits owed to clients exceeded book value by $.9 billion at October 31, 2004, and $1.3 billion at October 31, 2003. The net amount of the fair value excess of loans due from clients and the fair value excess of deposits due to clients was $614 million at October 31, 2004, as shown in Note 24 on page 108.

Other liabilities increased $21.8 billion to $147.7 billion. The growth was largely due to an increase in payables to brokers and dealers, caused by an increase in business activity and by refinements we have made to the process utilized for the determination of trade date security information, and an increase in collateral received in connection with securities lending activities.

Subordinated debentures (subordinated indebtedness) increased by $1.9 billion to $8.5 billion due to issuances exceeding redemptions as described on page 63 in the Capital management section.

Non-controlling interest in subsidiaries consists primarily of our interest in RBC Capital Trust, a closed-end trust, which has $1.4 billion of transferable trust units (RBC TruCS) outstanding. The RBC TruCS are included in Tier 1 capital under guidelines issued by OSFI.

Shareholders’ equity was $18.4 billion at October 31, 2004, up $.3 billion from a year ago. The increase reflected a $.7 billion increase in retained earnings which more than offset a $.2 billion decline in accumulated other comprehensive income, and a $.4 billion deduction from shareholders’ equity for treasury stock relating to shares acquired and held by certain employee compensation vehicles and other subsidiaries for reasons other than cancellation. The $.2 billion decline in accumulated other comprehensive income was primarily due to a $.7 billion increase in unrealized foreign currency translation losses net of hedging activities, offset by a reduction in an additional pension obligation of $.4 billion, net of related income taxes, primarily due to an increase in the fair value of plan assets.

     We fund pension plans in compliance with applicable legislative and regulatory requirements, which require funding when there is a deficit on an actuarial funding basis. Different assumptions and methods are prescribed for regulatory funding purposes versus accounting purposes. This year we contributed $285 million to pension plans. Note 18 on page 100 describes the funding position for accounting purposes and the sensitivity of key assumptions.

     As of November 30, 2004, we had 644,069,606 common shares outstanding. In addition, as of November 30, 2004, we had 12,000,000 First Preferred Shares Non-cumulative Series N, 6,000,000 First Preferred Shares Non-cumulative Series O, 4,000,000 First Preferred Shares US$ Non-cumulative Series P and 10,000,000 First Preferred Shares Non-cumulative Series S outstanding. Currently, subject to the approval of the Toronto Stock Exchange, we may convert the First Preferred Shares Series N, Series O and Series P into our common shares. As of August 24, 2006, subject to the approval of the Toronto Stock Exchange, we will be permitted to convert the First Preferred Shares Series S into our common shares. As of November 30, 2004, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N, Series O and Series P by us was 9,757,728.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	63

CAPITAL MANAGEMENT

We actively manage our capital to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide strong returns to our shareholders. In striving to achieve this balance, we consider the requirements of regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and our relative position to board-approved medium-term capital ratio goals. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements.

     We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled growth in assets. During 2004, we achieved strong internal capital generation,which enabled us to continue repurchasing shares and redeeming some of our outstanding capital instruments. Our debt ratings continue to favourably affect our ability to raise capital at competitive prices.

Capital management activity

In 2004, the number of outstanding common shares decreased by 11.3 million. We repurchased 14.6 million common shares for $892 million, of which 8.2 million shares were repurchased for $504 million under a normal course issuer bid that expired in June 2004; and 6.4 million common shares were repurchased for $388 million under a normal course issuer bid that commenced on June 24, 2004, for a one-year period and that allows for the repurchase of up to 25 million common shares, representing approximately 3.8% of outstanding common shares. We issued 3.3 million common shares for $119 million in connection with the exercise of employee stock options.

     During the year, we issued $2.5 billion of subordinated debentures through the Canadian Medium Term Notes Program that qualify as Tier 2B capital for regulatory purposes as follows: $1 billion on November 3, 2003, $500 million on January 27, 2004, and $1 billion on April 13, 2004. In addition, we issued $600 million of subordinated debentures that qualify as Tier 2A capital on June 18, 2004. During the year, we redeemed a total of $1,025 million of subordinated debentures that qualify as Tier 2B capital as follows: $350 million on April 12, 2004, $350 million on June 11, 2004, $175 million on July 7, 2004, and $150 million on October 12, 2004.

Dividends

Our common share dividend policy reflects our earnings outlook, desired payout ratios and the need to maintain adequate levels of capital to fund business opportunities. The targeted common share dividend payout ratio was raised from 35–45% to 40–50% in the first quarter of this year. In 2004, the dividend payout ratio was 47%, up from 38% a year ago. Common share dividends paid during the year were $2.02, up 17% from a year ago.

Regulatory capital

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements. Regulatory capital is allocated into two tiers. Tier 1 capital comprises the more permanent components of capital. The components of Tier 1 and Tier 2 capital are shown in Table 22.

     Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets based on Canadian GAAP financial information. Risk-adjusted assets, as shown in Table 23 on page 64, are determined by applying OSFI prescribed risk weights to balance sheet assets and off-balance sheet financial instruments according to the deemed credit risk of the counterparty. Risk-adjusted assets also include an amount for the market risk exposure associated with our trading portfolio.

Table 22 Capital ratios (1)

(C$ millions, except percentage amounts and assets-to-capital multiple)	2004	2003	2002
Tier 1 capital
Common equity	$17,349	$17,543	$17,238
Non-cumulative preferred shares	832	832	1,545
Non-controlling interest in subsidiaries
RBC Capital Trust	1,400	1,400	1,400
RBC Capital Trust II	900	900	—
Other	27	27	29
Goodwill	(4,236)	(4,443)	(4,832)

	16,272	16,259	15,380

Tier 2 capital
Permanent subordinated debentures (3)	954	396	467
Other subordinated debentures (2), (3)	7,131	5,847	6,147
General allowance (4)	1,227	1,407	1,420

	9,312	7,650	8,034

Investment in insurance subsidiaries	(2,532)	(2,143)	(2,014)
Other substantial investments	(302)	(371)	(368)
First-loss facility	(17)	(21)	(20)

Total capital	$22,733	$21,374	$21,012

Risk-adjusted assets	$183,409	$166,911	$165,559

Capital ratios
Common equity to risk-adjusted assets	9.5%	10.5%	10.4%
Tier 1 capital to risk-adjusted assets	8.9%	9.7%	9.3%
Total capital to risk-adjusted assets	12.4%	12.8%	12.7%
Assets-to-capital multiple (5)	18.1	18.2	17.3

(1)	Calculated using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(2)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included above at their amortized value.

(3)	In 2004, we issued $3.1 billion (2003–nil; 2002–US$400 million) of subordinated debentures, which increased Total capital by the same amount. We redeemed $1,025 million (2003 – $100 million; 2002–$400 million) of subordinated debentures.

(4)	The general allowance for credit losses may be included in Tier 2 capital up to a maximum of .875% (2003 – .875%; 2002 – .875%) of risk-adjusted assets.

(5)	Total assets and specified off-balance sheet financial instruments, as prescribed by OSFI, divided by Total capital.

64	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

     In 1999, OSFI formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. As at October 31, 2004, our Tier 1 and Total capital ratios were 8.9% and 12.4%, respectively, compared to 9.7% and 12.8% as at October 31, 2003. Throughout 2004, we maintained capital ratios that exceeded our medium-term goals of 8.0–8.5% for the Tier 1 capital ratio and 11–12% for the Total capital ratio. In addition to the Tier 1 and Total capital ratios, Canadian banks need to operate within a leverage constraint, and ensure that their assets-to-capital multiple does not exceed the level prescribed by regulators. As at October 31, 2004, our assets-to-capital multiple was 18.1 times,which remains below the maximum permitted by OSFI and compares to 18.2 times as at October 31, 2003.

Economic Capital

We also calculate capital requirements utilizing risk assessment methodologies, attributing risk capital to business units in proportion to the risk inherent in their business activities. Known as Economic Capital, this non-GAAP measure differs from regulatory capital in that the amount of capital required is based on in-house models used to determine credit, liquidity, operational, market and other risk, as opposed to regulatory guidelines established by OSFI and Canadian GAAP financial information. Economic Capital levels have been consistently below Total regulatory capital indicating that we have adequate regulatory capital underpinning for the risks it assumes. An overview of Economic Capital is found on page 58.

Pending developments

Changes to the Basel II agreement for assessing capital adequacy were finalized in June of this year. The implementation will begin with a parallel run in fiscal 2006 and full compliance is expected by the end of 2007. We are actively preparing for the implementation of the Basel II framework as discussed on page 58, in the Risk management section.

     Several changes in accounting principles have either been introduced or are being proposed in the areas of consolidation of variable interest entities (as described in Note 1 on page 82, and in Note 14 on page 95), classification of certain financial instruments as either equity or liabilities, and accounting determination of certain asset balances. These changes could significantly affect our reporting of assets and capital instruments. We continue to closely monitor changes in the accounting framework and their potential impact on our capitalization levels through ongoing dialogue with our external auditors, other financial institutions, the Canadian Bankers Association and OSFI.

Table 23 Risk-adjusted assets (1)

			Risk-adjusted balance
		Weighted
	Balance	average of
(C$ millions, except percentage amounts)	sheet amount	risk weights(2)	2004	2003
Balance sheet assets
Cash and deposits with banks	$11,096	17%	$1,833	$2,026
Securities
Issued or guaranteed by Canadian or other OECD governments	29,536	—	30	28
Other	99,410	7%	7,062	4,557
Residential mortgages (3)
Insured	36,321	1%	390	377
Conventional	47,822	51%	24,561	21,951
Other loans and acceptances (3)
Issued or guaranteed by Canadian or other OECD governments	14,523	19%	2,828	3,778
Other	128,923	69%	88,412	82,169
Other assets	61,565	13%	7,852	6,996

	$429,196		$132,968	$121,882

		Credit	Credit
	Contract	conversion	equivalent
	amount	factor	amount
Off-balance sheet financial instruments
Credit instruments
Guarantees and standby letters of credit
Financial	$15,097	100%	$15,097	79%	$11,918	$13,201
Non-financial	3,523	50%	1,761	85%	1,503	1,519
Documentary and commercial letters of credit	592	20%	118	39%	46	399
Securities lending	27,055	100%	27,055	8%	2,158	1,087
Commitments to extend credit
Original term to maturity of 1 year or less	45,682	—	—	—	—	—
Original term to maturity of more than 1 year	28,912	50%	14,456	96%	13,828	13,357
Uncommitted amounts	60,972	—	—	—	—	—
Note issuance/revolving underwriting facilities	23	50%	12	100%	12	12

	$181,856		$58,499		$29,465	$29,575

Derivatives (4)	2,522,309		33,954	26%	8,739	6,320

Total off-balance sheet financial instruments	$2,704,165		$92,453		$38,204	$35,895

Total specific and general market risk					12,237	9,134

Total risk-adjusted assets					$183,409	$166,911

(1)	Calculated using guidelines issued by the Superintendent of Financial Institutions Canada and Canadian GAAP financial information.

(2)	Represents the weighted average of counterparty risk weights within a particular category.

(3)	Amounts are shown net of allowance for loan losses.

(4)	Includes non-trading credit derivatives given guarantee treatment for credit risk capital purposes.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	65

ASSET/LIABILITY MANAGEMENT

Overview

Asset/liability management comprises the evaluation, monitoring and management of our non-trading portfolio, liquidity management and funding. It is important to note that liquidity and capital resources are likely to be affected by many of the same factors that are detailed in this section of management’s discussion and analysis, the factors discussion on pages 71 to 72 and the Risk management discussion on pages 57 to 61. Additionally, off-balance sheet financing arrangements are often integral to both liquidity and capital resources, and are discussed in detail on pages 68 to 71 of this section.

NON-TRADING PORTFOLIO

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk, as described on page 60, is the largest component.

     We actively manage the interest rate risk for the North American non-trading balance sheet and oversee all other non-trading units that have been assigned operating limits for interest rate risk. We endeavour to adopt the industry’s best practices and carry out the following functions:

Policy

The CR&RPC approves the global policies governing interest rate risk management. The policies define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on immediate and sustained ± 200 basis point parallel shifts of the yield curve. The limit for net interest income risk is 6% of projected net interest income, and for economic value of equity risk is 12% of projected common equity. The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments.

Interest rate funds transfer pricing

We use a funds transfer pricing mechanism at the transaction level to transfer interest rate risk to Corporate Treasury and to quantify the spread earned by the various business units. The funds transfer pricing rates are market-based and are aligned with interest rate risk management principles. They are supported by empirical research into client behaviour and are an integral input to the retail business pricing decisions.

Applied research

We investigate best practices in instrument valuation, econometric modeling and new hedging techniques on an ongoing basis. Our investigations range from the evaluation of traditional asset/liability management processes to pro forma application of recent developments in quantitative methods to our processes.

     We also focus on developing retail product valuation models that incorporate the impact of consumer behaviour. These valuation models are typically derived through econometric estimation of consumer exercise of options embedded in retail products. The most significant embedded options are mortgage rate commitments and prepayment options. On the liability side of the balance sheet, we focus on modeling the sensitivity of the value of deposits with an indefinite maturity to interest rate changes.

Risk measurement

We measure our risk position on a daily, weekly or monthly basis with the frequency employed commensurate with the size and complexity of the portfolio. Measurement of risk is based on client rates as well as funds transfer pricing rates. We continue to make investments in new technology to facilitate measurement and timely management of our interest rate risk position. Key Rate Analysis is utilized as a primary tool for risk management. It provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.

     We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are also employed for assessing the risks to the value of equity and net interest income.

Interest rate risk management

Our goal is to manage interest rate risk of the non-trading balance sheet to a targeted level, on an ongoing basis. We modify the risk profile of the balance sheet through proactive hedging activity to achieve our targeted level.

     The interest rate risk can be disaggregated into linear risk and nonlinear risk based on the varying responses of different components of the balance sheet to interest rate movements. The linear risk is primarily managed through interest rate swaps. The non-linear risk arises primarily from embedded options in our products that allow clients to modify the maturities of their loans or deposits. Examples are a client prepaying a personal loan or a prospective client getting a committed rate on a new mortgage before the mortgage loan takes effect. Embedded options are modeled using assumptions based on empirical research and the risks are managed by either purchasing options or by a dynamic hedging strategy.

     We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value basis. As a part of this exercise, the model assumptions are validated against actual client behaviour.

     Table 24 below shows the potential impacts of 100 and 200 basis point increases and decreases in interest rates on economic value of equity and net interest income of our non-trading portfolio. These

Table 24 Market risk measures – Non-trading activities (1)

	2004		2003		2002
	Economic value	Net interest	Economic value	Net interest	Economic value	Net interest
(C$ millions)	of equity risk	income risk	of equity risk	income risk	of equity risk	income risk
100bp increase	$(412)	$70	$(423)	$115	$(309)	$104
100bp decrease	215	(150)	261	(126)	145	(151)
200bp increase	$(882)	$107	$(869)	$207	$(662)	$190
200bp decrease	405	(314)	545	(294)	345	(327)

(1)	Amounts are presented on a pre-tax basis as at October 31.

66	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

measures are as of October 31, 2004, and are based on assumptions made by management and validated by empirical research. The methodology assumes that no further hedging is undertaken. We have defined a risk neutral balance sheet as one where the interest rate sensitivity of all the liabilities is matched by a portion of the assets, with the residual assets – representing the notional investment of equity – invested evenly over a five-year horizon. This establishes our preferred trade-off between the risk to the value of our equity and the risk to the net interest income due to interest rate changes.

     All interest rate measures in this section are based upon our interest rate exposures at a specific time. The exposures change continually as a result of day-to-day business activities and our risk management initiatives.

LIQUIDITY MANAGEMENT

Our liquidity management framework is designed to ensure that reliable and cost-effective sources of cash are available to satisfy current and prospective commitments, both on- and off-balance sheet. The primary goals of this framework are the preservation of a large base of core customer deposits, ongoing access to diversified sources of wholesale funding and the maintenance of a dedicated pool of unencumbered marketable securities that provide ready access to cash. The discussion that follows reflects our consolidated liquidity management practices and processes.

     The Corporate Treasury function has global responsibility for the development of liquidity management policies, strategies and contingency plans and for recommending and monitoring limits within this framework. Our principal regional trading and funding platforms provide transactional support for liquidity management policies and strategies. The GRC and the Asset Liability Committee share management oversight responsibility for liquidity management and liquidity policies and receive regular reports detailing compliance with limits and guidelines. The Audit Committee and the CR&RPC approve our liquidity management framework and significant related policies, and the board is informed on a periodic basis about our current and prospective liquidity condition. Additionally, we have a liquidity contingency plan in place, which is maintained and administered by the Liquidity Crisis Team.

     Since most of the funding of our subsidiaries is provided by the parent organization, we manage our liquidity position on a consolidated basis. When managing the flow of liquidity between different legal entities within the consolidated group, we take into account the tax and regulatory considerations associated with each jurisdiction. While such tax and regulatory considerations add a degree of complexity to internal fund flows, given intra-group funding arrangements, our consolidated liquidity management approach already takes into account the maxi-mum estimated funding demands associated with intra-group requirements. Subsidiaries responsible for managing their own liquidity do so in compliance with policies and practices established by Corporate Treasury and with governing regulatory requirements.

     We measure and monitor our liquidity condition from structural, tactical and contingent perspectives. The assessment of our liquidity position based on these measures reflects management estimates and judgments pertaining to the behaviour of our customers and future market conditions. We monitor industry practices and regulatory developments and, as appropriate, revise our liquidity management framework to reflect relevant developments. We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity position.

Structural liquidity risk management

Existing balance sheet composition can create liquidity exposure due to mismatches in effective maturities between assets and liabilities. Structural liquidity risk management addresses this type of exposure, which is measured and monitored through ongoing analysis of our balance sheet.

     We use a cash capital model to assist in the evaluation of balance sheet liquidity and in the determination of the appropriate term structure of our debt financing. This methodology provides a comprehensive, formula-based approach to assess our ability to continue as a going concern during a prolonged liquidity event, such as an unexpected withdrawal of short-term funding. In the context of a sustainable business model, the cash capital model allows us to measure and monitor the relationship between illiquid assets and core funding. This reconstruction of our balance sheet enables us to more accurately estimate our exposure to, and make appropriate contingency plans for, a protracted loss of unsecured funding as well as to quantify our longer-term financing requirements.

Tactical liquidity risk management

Tactical liquidity risk management addresses our normal day-to-day funding requirements and is managed by imposing limits on net fund outflows for specified periods, particularly for key short-term time horizons.

     Scenario analysis is performed periodically on the assumed behaviour of cash flows under varying conditions to assess funding requirements and, as required, to update assumptions and limits. Detailed reports on our principal short-term asset/liability mismatches are monitored on a daily basis to ensure compliance with the prudential limits for overall group exposure and by major currency and geographic location that are approved by the GRC and confirmed by the Audit Committee of the board. Corporate Treasury issues procedural directives to the individual units engaged in executing policy to ensure consistent application of cash flow management principles across the entire organization.

Contingent liquidity risk management

The liquidity contingency plan identifies comprehensive action plans that would be implemented in the event of general market disruptions or adverse economic developments that could jeopardize our ability to meet commitments. Four different market scenarios, of varying duration and severity, are addressed in the liquidity contingency plan to highlight potential liquidity exposures and requisite responses. The Liquidity Crisis Team, comprising senior individuals from business and functional units, meets regularly to review, test and update implementation plans and to consider the need for activation in view of developments in Canada and globally.

     To address potential liquidity exposures identified by our scenario analyses, we maintain a pool of segregated and unencumbered marketable securities. These high-quality assets represent a dedicated and reliable source of emergency funding since they must be traded in broad and active secondary markets and/or be eligible collateral for central bank borrowings and can, therefore, be readily sold or pledged for secured borrowing. In our base case stress scenario, our holdings of segregated liquid assets are considered to be sufficient to meet all on-and off-balance sheet obligations if access to funding is temporarily impaired. In addition, we maintain a separate portfolio of eligible assets to support our participation in Canadian payment and settlement systems. All activities that encumber or otherwise restrict availability of assets are subject to a board-approved, enterprise-wide pledging framework, which imposes a global, risk-adjusted limit on pledged assets. Assets that are encumbered, dedicated to specific requirements or needed for collateral purposes are not accorded any liquidity value in our tactical and contingent liquidity calculations.

     Liquid assets and assets purchased under reverse repurchase agreements (before pledging as detailed below) totalled $185 billion or 41% of total assets at October 31, 2004, as compared to $178 billion or 43% at October 31, 2003. Liquid assets are primarily diversified and

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	67

highly rated marketable securities. As at October 31, 2004, $18 billion of assets had been pledged as collateral, up from $14 billion at October 31, 2003. We have another $46 billion in obligations related to assets sold under repurchase agreements and securities sold short at October 31, 2004, compared to $46 billion at October 31, 2003. For further details, see Note 21 on page 104.

Funding strategy

Diversification of funding sources is a crucial component of our overall liquidity management strategy since it expands funding flexibility, minimizes funding concentration and dependency and generally lowers financing costs. Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial deposits, is the foundation of our strong structural liquidity position.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings, which in turn is largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. We estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity that a minor downgrade would not materially influence our funding access, collateral usage and associated costs. However, we recognize the importance of avoiding such an event and are committed to actions that should reinforce existing external assessments of our financial strength. A series of downgrades could have an adverse impact on our funding capacity and collateral requirements and on the results of our operations and financial condition.

Deposit profile

The composition of our global deposit liabilities is summarized in Note 11 on page 93. Personal deposits remain the prime source of funding for our Canadian dollar balance sheet while most foreign currency deposits originate from unsecured, wholesale sources, including large corporate and institutional clients and foreign commercial and central banks. Our personal deposit franchise constitutes the principal source of consistently dependable funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these depositors represent a highly stable supply of core deposits under most contemplated conditions as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and to extensive and, at times, exclusive relationships with us. Rather than contractual or repricing terms, expected behavioural characteristics, based on observed balance patterns and on assumed reactions to a range of circumstances for various deposit categories, are used to define core deposits. As at October 31, 2004, our core deposits represented about 60% of our total deposits. We also promote wholesale funding diversity and regularly review sources of short-term funds to ensure maintenance of wide diversification by provider, product and geographic origin. In addition, we maintain an ongoing presence in different funding markets, constantly monitoring market developments and trends in order to identify opportunities or risks and to take appropriate pre-emptive actions.

Term funding sources

Long-term funding strategy is integrated with our current and estimated structural liquidity position as reflected in our cash capital position. Liquidity objectives, as well as market conditions, interest rates, credit spreads and desired financial structure, influence our long-term funding activities, including currency mix and market concentration decisions. Diversification into new markets and untapped investor segments is constantly evaluated against relative issuance costs. Our long-term funding sources are managed to minimize concentration by geographic location, investor segment, and currency and maturity profile. To achieve these objectives, we operate debt issuance programs in Canada, the United States and Europe. During fiscal 2004, we continued to expand our long-term funding base by issuing, either directly or through our subsidiaries, $4.2 billion of senior deposit notes in various currencies and markets. Total long-term funding outstanding on October 31, 2004, was $15.2 billion, compared to $14.2 billion on October 31, 2003. Outstanding senior debt containing ratings triggers, which would accelerate repayment, constitutes a very small proportion of our overall outstanding debt.

     We use commercial mortgage, residential mortgage and credit card receivable-backed securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. During 2004, we diversified our funding sources by establishing Real Estate Asset Liquidity Trust, a commercial mortgage-backed issuance vehicle. We sold $242 million of commercial mortgages to this vehicle as well as $244 million of commercial mortgages to a third-party securitization special purpose entity during the year. In addition, $3.1 billion of new financing was obtained through the securitization and sale of government guaranteed residential mortgages. We hold retained interests in our residential mortgage and credit card securitization programs. Our total outstanding mortgage-backed securities (MBS) sold at October 31, 2004, was $6.0 billion. As of October 31, 2004, $1.9 billion of our credit card receivables were financed through notes issued by a securitization special purpose entity (see Note 7 on pages 90 and 91, and off-balance sheet arrangements on page 68).

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. Table 25 below provides a summary of our future contractual funding commitments.

Table 25 Contractual obligations

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Unsecured long-term funding	$1,787	$6,225	$6,076	$1,132	$15,220
Subordinated debentures	—	—	152	8,370	8,522
Obligations under capital leases	376	643	491	829	2,339
Obligations under operating leases	29	43	7	—	79
Other long-term debt obligations	—	—	—	900	900

	$2,192	$6,911	$6,726	$11,231	$27,060

68	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve, among other risks, varying degrees of market, credit and liquidity risk, which are discussed in the Risk management section on pages 57 to 61.

     Off-balance sheet transactions are either proprietary or client transactions, represent an ongoing part of our business and are generally undertaken for risk management, capital management and/or funding management purposes. Off-balance sheet activities we undertake include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. Each of these types of arrangements, including its nature, business purpose, importance and significant financial impact, as applicable, is discussed below.

Derivative financial instruments

Derivatives are primarily used in sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. We also use derivatives to manage our exposures to interest, currency, credit and other market risks. To the extent that one or more of the derivative financial transactions we undertake involve amounts owing from third-party counterparties, we are exposed to counterparty credit risk (credit risk is discussed in more detail on pages 58 and 59).

     All derivatives are recorded at fair value on our balance sheet (valuation methodologies are discussed on page 27). Although derivative transactions are measured in terms of their notional amounts, these amounts are not recorded on our balance sheet, as the notional amounts serve as points of reference for calculating payments, and are not the actual amounts that are exchanged.

     The total notional amount of our derivatives amounted to $2,524 billion at October 31, 2004, compared to $2,141 billion at October 31, 2003. The fair value of our trading and non-trading derivative assets totalled $38.4 billion and $2.0 billion compared to $35.2 billion and $1.7 billion, respectively, at October 31, 2003, while the fair value of our trading and non-trading derivative liabilities totalled $41.9 billion and $1.5 billion compared to $37.6 billion and $1.1 billion, respectively, at October 31, 2003. Changes in the fair value of our derivatives are recorded in non-interest income except in the case of cash flow hedges and hedges of net foreign currency investments in subsidiaries. Notes 1 and 22 on pages 79 to 83, and 106 to 107, respectively, provide more detail on our accounting for, and types of, derivatives.

Special purpose entities

Special purpose entities (SPEs) are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital. SPEs may also be used in connection with structured finance activities. SPEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks in a form that meets their investment criteria. We use SPEs to securitize certain loans. We also act as an intermediary or agent for clients who want to use SPEs to securitize their own financial assets. We provide SPE repackaging services to clients who seek access to financial assets in a form different from what is conventionally available. We also use SPEs to make loan substitute investments and as a mechanism to indirectly invest in financial assets and financing businesses.

     SPEs are typically set up for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. SPEs are not operating entities, usually have no employees and may be variable interest entities (VIEs) as defined by the Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). We do not consolidate VIEs unless we are their Primary Beneficiary as defined in FIN 46R. FIN 46R considers an enterprise to be the Primary Beneficiary of a VIE if it is exposed to a majority of the VIE’s expected losses or expected residual returns or both. Expected losses and expected residual returns are specifically defined in FIN 46R.

     We provide services to, and/or may have variable interests in, SPEs through a number of different key arrangements as outlined below. Variable interests represent contractual, ownership or other pecuniary interests in an unconsolidated SPE that will absorb a portion of that SPE’s expected losses if they occur, or receive portions of the SPE’s expected residual returns if they occur.

     We manage and monitor our involvement with SPEs through our Structured Transactions Oversight Committee and our SPE Risk Committee. The Structured Transactions Oversight Committee comprises senior executive representatives from risk management, finance, corporate treasury, law and the capital markets business. It is responsible for the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs. The SPE Risk Committee, comprising representatives from functional areas including risk management, corporate treasury, finance, subsidiary governance, law and taxation, is responsible for formulating policies governing SPEs and for monitoring their ongoing activities.

Securitization of our financial assets

Credit card receivables

We securitize a portion of our credit card receivables through an SPE. The SPE is funded through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The primary economic purposes of this activity are to diversify our funding sources and to enhance our liquidity position. Although these credit card receivables are no longer on our balance sheet, we maintain the client account and retain the relationship.

     The securitization of our credit card receivables is a sale from a legal perspective and qualifies for sale treatment from an accounting perspective. At the time of sale these receivables are removed from our balance sheet resulting in a gain or loss reported in non-interest income.

     This SPE meets the criteria for a Qualifying SPE (QSPE) pursuant to FASB Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140) and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating this SPE. We continue to service the credit card receivables sold to the QSPE for which we receive benefits equivalent to market-based compensation for such services. In addition, we perform an administrative role for the QSPE in which we are responsible for ensuring that the ongoing public filings of the QSPE are performed, as required, and that the investors in the QSPE’s asset-backed securities receive interest and principal payments on a timely basis.

     We provide first-loss protection to the QSPE in two forms. Our interest in the excess spread from the QSPE is subordinate to the QSPE’s obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Therefore, our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE’s noteholders are affected. The present value of this excess spread is reported as a retained interest within available for sale securities on our consolidated balance sheet. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

     At October 31, 2004, total credit card receivables securitized and held off-balance sheet amounted to $1.9 billion, compared to $2.7 billion at October 31, 2003. The carrying value of our retained interests in securitized credit card receivables at October 31, 2004, was $13 million compared to $20 million in 2003, and amounts receivable under subordinated loan agreements were $5 million compared to $9 million in 2003.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	69

Residential mortgage loans

We routinely securitize residential mortgage loans through the creation of mortgage-backed securities (MBS) and sell a portion of these MBS to an independent SPE. Due to the high quality of the residential mortgages backing the MBS, the securitization and subsequent sale provide a cost-effective source of liquidity and help diversify our funding sources. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS for which we receive benefits, equivalent to market-based compensation. We do not consolidate this SPE because our level of participation in this SPE relative to others does not expose us to a majority of its expected losses or expected residual returns.

     At October 31, 2004, total residential mortgage loans securitized and held off-balance sheet amounted to $6.0 billion, compared to $2.9 billion at October 31, 2003. The carrying value of our retained interests in securitized residential mortgage loans at October 31, 2004, was $131 million compared to $95 million in 2003.

Commercial mortgage loans

We securitize commercial mortgages by selling them, in collateral pools that meet certain diversification and return criteria, to an SPE. The SPE finances the purchase of these pools by way of issuing notes that carry varying degrees of subordination and which, when rated, range from AAA to B-, and unrated, with the unrated tranches carrying deeper levels of subordination. The notes represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. The sale of our commercial mortgages to the SPE constitutes a true accounting sale and since we neither control the SPE nor carry any residual risk/returns in the mortgages, we do not consolidate the SPE. As part of the sales contract to the SPE , we continue to be the primary servicer of the loans, under contract with a master servicer for the SPE.

     There are a variety of purposes for this securitization,which include increasing the velocity with which our capital is employed, optimizing the use of the resources we apply to real estate lending and diversification of funding. As at October 31, 2004, $242 million of our originated commercial mortgages had been securitized through Real Estate Asset Liquidity Trust, an SPE sponsored by us, while $244 million of commercial mortgages had been sold to a third-party sponsored SPE during the year. This compares with $131 million sold to the third-party SPE during 2003.

     Further details about the securitization of our financial assets during the year are shown in Note 7 on pages 90 to 91.

Capital trusts

We have issued a senior deposit note to a company-sponsored SPE RBC Capital Trust II, which raised capital (TruCS) that qualifies as Tier 1 regulatory capital. Under current U.S. GAAP, we are not the Primary Beneficiary of this SPE and are therefore precluded from consolidating its assets and liabilities. We recognized interest expense of $52 million during 2004 ($14 million during 2003) on the senior deposit note issued to this SPE. For further details on our capital trust activity, including RBC Capital Trust, which we do consolidate pursuant to current U.S. GAAP, and the terms of the TruCS issued and outstanding, refer to Note 14 on page 95. The status of such instruments as Tier 1 regulatory capital is conditional upon their Canadian GAAP accounting treatment. Certain changes to Canadian GAAP effective November 1, 2004, will result in classification of asset-backed TruCS issued by RBC Capital Trust as a liability and result in deconsolidation of loan-backed TruCS issued by RBC Capital Trust II. OSFI has grandfathered Tier 1 treatment for our existing TruCS. However, for future capital needs we continue to assess alternate structures to achieve consolidation and classification as equity, as preconditions to obtain Tier 1 treatment.

Securitization of client financial assets

Within our global securitization group, our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) totalling $25.6 billion as at October 31, 2004, and $26.8 billion as at October 31, 2003. We currently administer five multi-seller conduits – three in Canada and two in the United States. These five multi-seller conduits have purchased financial assets from our clients totalling $18.5 billion. The five multi-seller conduits that we administer are not consolidated on our balance sheet as at October 31, 2004. Under FIN 46R, which came into effect this year, we concluded that these SPEs were VIEs and we were their Primary Beneficiary. Thus, we would have been required to consolidate them. However, after completing a restructuring of these SPEs during 2004, we concluded that we would not be the Primary Beneficiary of any of them. The two multi-seller conduits in the U.S. were restructured in January 2004 while the three in Canada were restructured in October 2004. While the form of the U.S. and Canadian restructurings differed due in part to structural differences, the economic substance of these restructurings was similar. As part of the restructurings, an unrelated third party (the “expected loss investor”) agreed to absorb credit losses (up to a maximum contractual amount)that may occur in the future on the assets in the multi-seller conduits (the “multi-seller conduit first-loss position”) before us and the multiseller conduit’s debt holders. In return for assuming this multi-seller conduit first-loss position, the expected loss investor is paid by the multi-seller conduit a return commensurate with its risk position. Moreover, each multi-seller conduit has granted to the expected loss investor material voting rights including the right to approve any transaction prior to the multi-seller conduit purchasing and financing a transaction. We calculated our total expected losses and expected residual returns as defined in FIN 46R from our variable interests with each multi-seller conduit. We performed a similar calculation for the expected loss investor. We have concluded that for each of the five multi-seller conduits, the expected loss investor absorbs a majority of each multi seller conduit’s expected losses and expected residual returns when compared to us and therefore we are not the Primary Beneficiary of any of them.

     We are involved in the multi-seller conduit markets because our clients value these transactions, they offer a growing source of revenue and they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

     The multi-seller conduits purchase various financial assets from clients and finance the purchases by issuing highly rated asset-backed commercial paper. The multi-seller conduits typically purchase the financial assets as part of a securitization transaction by our clients. In these situations, the sellers of the financial assets continue to service the respective assets and generally provide some amount of first-loss protection on the assets. While we do not maintain any ownership or retained interests, we do have variable interests in these multi-seller conduits. We provide or retain certain services such as transaction structuring and administration as specified by the multi-seller conduit program documents and based on rating agency criteria for which we receive fees. In addition, we provide backstop liquidity facilities and partial credit enhancement to the multi-seller conduits. We have no rights to, or control of, the assets owned by the multi-seller conduits.

     Fee revenue for such services, which is reported as non-interest income, amounted to $44 million during the year compared to $34 million during 2003.

     The table below summarizes the financial assets owned by the multi-seller conduits at fiscal years ended October 31.

Asset class

(C$ millions)	2004	2003
Credit cards	$4,695	$6,248
Equipment receivables	3,530	2,566
Trade receivables	3,193	3,680
Auto loans and leases	2,486	3,681
Asset-backed securities	1,799	952
Consumer loans	868	1,004
Residential mortgages	660	1,138
Other loans	584	1,159
Dealer floor plan receivables	—	1,269
Other	714	754

	$18,529	$22,451

70	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

     The commercial paper issued by each multi-seller conduit is in the multi-seller conduit’s own name with recourse to the financial assets owned by the multi-seller conduit. The multi-seller conduit commercial paper is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities, and non-recourse to the other multi-seller conduits that we administer. Each multi-seller conduit is largely prohibited from issuing medium-term notes or other forms of indebtedness to finance the asset purchases. Consequently, each multi seller conduit’s commercial paper liabilities are generally equal to the assets owned by that multi-seller conduit. The small difference between each of the multi-seller conduit’s asset and liability balances is mostly related to the discount or interest costs attributable to the commercial paper. As of October 31, 2004, the total face amount of commercial paper issued by the multi-seller conduits equaled $18.58 billion, generating $18.53 billion of cash proceeds, with the difference between these amounts representing the commercial paper discount.

     At fiscal years ended October 31, total commitments and amounts outstanding under liquidity and credit enhancement facilities, which are also included in our discussion on Guarantees below, are shown in the following table:

Liquidity and credit facilities

	2004		2003
(C$ millions)	Committed (1)	Outstanding	Committed (1)	Outstanding
Liquidity facilities	$25,443	$—	$25,727	$—
Credit facilities	3,935	—	6,791	—

(1)	Our maximum exposure to loss under these facilities is $25.4 billion for 2004 and $25.7 billion for 2003.

The economic exposure that we assume when we provide backstop liquidity commitments and partial credit enhancement is contingent in nature. We manage these exposures within our risk management functions in the same manner that we manage other contingent and non-contingent risk exposures. Our risk management process considers the credit, liquidity and interest rate exposure related to each of the assets. The risk exposure of each of these components individually and taken as a whole is deemed to be acceptable. All transactions are reviewed by external rating agencies. The weighted average credit quality of the assets supported by our backstop liquidity and partial credit enhancement is among the highest quality rating levels based on our internal risk rating system, which is described on page 59. The liquidity risk to us is deemed to be low based on the historical performance and high credit quality of the multi-seller conduits’ assets. Interest rate exposure is deemed to be low and is generally managed at the transaction level by passing on the funding cost variability to the securitization structures. Corporate Treasury scrutinizes contingent balance sheet risk, in effect monitoring the risk of drawdown under any of the credit facilities.

Creation of investment products

We use repackaging SPEs, which generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet the needs of investors with specific requirements. As part of this process, we may transfer our assets to the SPEs with an obligation to buy these assets back in future and may enter into derivative contracts with these SPEs in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. In this role as derivative counterparty to the SPE, we also assume the associated counterparty credit risk of the SPE. In order to enter into these transactions, we establish an internal risk rating for the SPE and provide ongoing risk assessment and monitoring of the SPE’s credit risk. As with all counterparty credit exposures, these exposures are put in place and reviewed pursuant to our normal risk management process in order to effectively manage and monitor this credit risk profile.

     These SPEs often issue notes. Those notes may be rated by external rating agencies, as well as listed on a stock exchange, and are generally traded via recognized bond clearing systems. While the majority of the notes that are created in repackagings are expected to be sold on a “buy & hold” basis, we may on occasion act as market maker. We do not, however, provide any repackaging SPE with any guarantees or other similar support commitments; rather we buy credit protection from these SPEs through credit derivatives. The investors in the notes ultimately bear any payments made by the SPE under these credit derivatives. There are many functions required to create a repackaged product. We fulfill some of these functions and independent third parties or specialist service providers fulfill the remainder. We do not consolidate these SPEs unless we own a majority of a notes issuance,in which case we consolidate the associated transactions. Currently we act as sole arranger and swap provider for SPEs where we are involved and, in most cases, as paying and issuing agent as well. As with all our trading derivatives, the derivatives with these SPEs are carried at fair value in derivative-related assets and liabilities. The assets in these SPEs amounted to $2.4 billion as at October 31, 2004 (2003 – $1.5 billion).

Asset management

We act as collateral manager for Collateralized Debt Obligation (CDO) SPEs, which invest in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. As collateral manager, we are engaged by the CDO SPE, pursuant to a Collateral Management Agreement, to advise the SPE on the purchase and sale of collateral assets it holds. For these advisory services, we are paid a predetermined market-based fee, which may constitute a variable interest, based on a percentage of assets held by the SPE.

     The notional amount of the CDOs we managed at the end of fiscal 2004 was US$1.3 billion (2003 – US$.8 billion). Although we have nominal investments in the first-loss tranche of each of three CDOs with assets totalling US$1.1 billion (2003 – one CDO with assets totalling US$300 million), we provide no liquidity or credit support to these SPEs beyond this investment. The CDOs we manage may from time to time purchase collateral assets originated by us or third parties. We do not consolidate these CDOs as we are not their Primary Beneficiary under FIN 46R.

     The program documents covering the formation and operation of the individual CDOs provide strict guidelines for the purchase of such assets. We recognize fee income from structuring and collateral management services and, where indicated, interest income from investments in individual CDOs. These revenues totalled $10 million during 2004 (2003 – $3 million).

Structured finance

We occasionally make loan substitute and equity investments in off-balance sheet entities that are part of transactions structured to achieve a desired outcome such as limiting exposure to specific assets or risks, achieving indirect (and usually risk mitigated) exposure to financial assets, supporting an enhanced yield and meeting client requirements. These transactions usually yield a higher return, either before- or after-tax, than financing non-SPE counterparties, or holding an interest in financial assets directly. These transactions are structured to mitigate risks associated with directly investing in the underlying financial assets and may be structured so that our ultimate credit risk is that of then on-SPE, which in most cases is another financial institution. Exit mechanisms are built into these transactions to curtail exposure from changes in law or regulations. These entities had total assets of $8.2 billion as at October 31, 2004. Our total exposure to these entities is $3.3 billion, which is reflected on our balance sheet. Sometimes our interest in such an entity exposes us to a majority of its expected losses, resulting in consolidation.

     For other types of off-balance sheet arrangements we enter into through VIEs, please refer to Note 8 on pages 91 to 92. As mentioned in Note 8, we continue to monitor developments that affect our current interpretation of FIN 46R. These developments may change our conclusion whether to consolidate these entities or not. These changes may impact future usage of these arrangements.

Guarantees

We issue guarantee products, as defined by FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), to our clients to help them meet their financing needs in return for fees recorded

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	71

in non-interest income. Our significant types of guarantee products are backstop liquidity facilities, credit derivatives, written put options, financial standby letters of credit, credit enhancements, stable value products, performance guarantees and certain indemnification agreements.

     Our maximum potential amount of future payments in relation to these items at October 31, 2004, amounted to $83 billion (2003 – $61 billion). The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     Note 21 on page 104 provides detailed information regarding the nature and maximum potential exposure for the types of guarantee products mentioned above.

     In addition to guarantees, we also provide commercial commitments to our clients to help them meet their financing needs. On behalf of our clients we undertake written documentary and commercial letters of credit, authorizing a third party to draw drafts on us up to a stipulated amount and typically having underlying shipments of goods as collateral. We make commitments to extend credit, which represent unused portions of authorizations to extend credit in the form of loans, acceptances and letters of credit. We also have uncommitted amounts, where we retain the option to extend credit to a borrower. Table 26 below provides a summary of our off-balance sheet commercial commitments.

Table 26 Commercial commitments (1)

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Documentary and commercial letters of credit	$500	$65	$2	$25	$592
Commitments to extend credit	45,682	15,778	9,319	3,815	74,594
Uncommitted amounts	60,972	—	—	—	60,972

	$107,154	$15,843	$9,321	$3,840	$136,158

(1)	Based on remaining term to maturity.

FACTORS THAT MAY AFFECT FUTURE RESULTS

There are numerous factors, many beyond our control, that could cause results to differ significantly from our expectations. Some of these factors are described below. Other factors, including credit, market, liquidity, insurance, operational and other risks are described in the Risk management section beginning on page 57.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on such statements in this management’s discussion and analysis as a number of important factors could cause actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

Industry and non-company factors

As an integrated financial services company conducting business in Canada, the United States and other countries, our revenues and earnings are affected by the general economic conditions in each of the countries in which we conduct business.

Factors such as interest rates, foreign exchange rates, consumer spending, business investment, government spending, the health of the capital markets, inflation and terrorism impact the business and economic environments in which we operate and, ultimately, the amount of business we conduct in a specific geographic region. For example, in an economic downturn in a particular country that is characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a downturn in a particular equity market could cause a reduction in new issue and investor trading activity, assets under management and assets under administration, resulting in lower fee, commission and other revenues.

The movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, may affect our revenues, expenses and earnings.

Our revenues, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations in the movement of the Canadian dollar relative to such currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to the U.S. dollar on account of our level of operations in the U.S.,and the increase of the Canadian dollar compared to the U.S. dollar has had a material effect on our results in the past two years. Further appreciation of the Canadian dollar relative to the U.S. dollar would reduce the translated value of U.S. dollar-denominated revenues, expenses and earnings compared to prior periods.

Our earnings are affected by the monetary policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States.

Bond and money market expectations about inflation and central bank monetary policy decisions have an impact on the level of interest rates, fluctuation of which can have an impact on our earnings. Our policy for the non-trading balance sheet is to manage the interest rate risk to a target level. We have defined this target level as a risk neutral balance sheet where the interest rate exposures of most assets and liabilities are matched, with the residual assets representing a notional investment of equity spread evenly across a term of 60 months. As a result, our interest rate risk profile has slightly faster repricing of assets than liabilities. Consequently, a decline in interest rates would tend to reduce the net interest income earned on our non-trading portfolio as shorter-term assets reprice and to increase the value of our longer-term assets. Conversely, an increase in interest rates would result in an increase in the net interest income and a decrease in the value of our longer-term assets. For a more complete discussion of interest rate risk and its potential impact on our non-trading portfolio, please refer to the discussion of asset/liability management activities in our non-trading portfolio on page 65. For a more complete discussion of interest rate risk and its potential impact on our trading business, please refer to the discussion of trading activities on page 60.

Our performance can be influenced by the degree of competition in the markets in which we operate.

The competition for customers among financial services companies in the consumer and business markets in which we operate is intense. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Non-financial companies can provide consumers with the option to pay bills and transfer funds without involving banks. Securities transactions

72	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS

can be conducted through the Internet and other alternative, non-trading systems. Such disintermediation could also reduce fee revenues and adversely affect our earnings.

Changes in the statutes, regulations and regulatory policies that govern activities in our various business lines could affect our results.

Regulations are in place to protect the financial and other interests of our clients. Changes to statutes, regulations or regulatory policies, including changes in the interpretation, implementation or enforcement of statutes, regulations or regulatory policies, could adversely affect us by increasing the ability of competitors to compete with the products and services we provide and increasing our costs of compliance. In addition, our failure to comply with applicable statutes, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.

Judicial or regulatory judgments and legal proceedings against us may adversely affect our results.

Although we take what we believe to be reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we will always be in compliance or deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would damage our reputation and have a negative impact on our earnings.

     We are also subject to litigation arising in the ordinary course of our business. The adverse resolution of any litigation could have a material adverse effect on our results or could give rise to significant reputational damage, which could impact our future business prospects.

Failure to obtain accurate and complete information from or on behalf of our customers and counterparties could adversely affect our results.

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by or on behalf of customers and counterparties, including audited financial statements and other financial information. We also may rely on representations of customers and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to customers and counterparties on which we rely do not comply with GAAP or are materially misleading.

Company specific factors

Our financial performance may be affected by our ability to successfully complete our business realignment.

Effective November 1, 2004, we realigned our organizational structure, resources and processes in order to serve our clients better and more efficiently across all our businesses, to find new ways to generate stronger revenue growth, and to streamline our organization and processes for faster decision-making, quicker implementation and better productivity. Although we believe that our initiatives will help us to better meet our clients’needs, accelerate revenue growth and control costs, there is no assurance that we will achieve these objectives and improve our financial performance.

Our financial performance will be influenced by our ability to complete strategic acquisitions and to integrate acquisitions successfully, including our ability to successfully execute our U.S. expansion strategy.

Although we regularly explore opportunities for strategic acquisitions of companies in our lines of business, there is no assurance that we will be able to complete acquisitions on terms and conditions that satisfy our investment criteria. There is also no assurance we will achieve anticipated cost savings following acquisitions. Our performance is contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

     The first phase of our U.S. expansion strategy consisted of putting together the original building blocks by acquiring businesses largely in the personal and commercial banking, wealth management and insurance areas. The second phase entailed adding to these original building blocks through additional strategic acquisitions, branch openings and greater market penetration. The third phase entails reducing costs and enhancing profitability by focusing on high-growth markets through initiatives such as strategic branch openings and closing low performing branches. There are significant risks and uncertainties associated with our U.S. expansion including the risk of failure to realize anticipated savings, retain key employees, integrate new customers with our business and our ability to realize profitability improvement.

The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revision, and changes to them may materially adversely affect our results of operations and financial condition.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by GAAP. In certain cases, GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in our reporting materially different amounts.

     Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while GAAP compliant, they reflect our best judgment of the most appropriate manner in which to record and report our financial condition and results of operations. Significant accounting policies to the consolidated financial statements are described in Note 1 on pages 79 to 83.

     As detailed in Critical accounting policies and estimates section on pages 26 to 28, four accounting policies have been identified as being “critical” to the presentation of our financial condition and results of operations as they (i) require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and (ii) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The reporting of such materially different amounts could materially and adversely affect our results of operations or reported financial condition. These critical accounting policies and estimates relate to the determination of our allowances for credit losses, the determination of the fair value of certain of our financial instruments, securitization and variable interest entities, and pensions.

As a large corporation, we are exposed to operational and infrastructure risks.

Similar to all large corporations, we are exposed to many types of operational risk, including the risk of fraud by employees or outsiders, unauthorized transactions by employees, or operational errors, including clerical or record keeping errors or errors resulting from faulty or disabled computer or telecommunications systems. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Shortcomings or failures in our internal processes, people or systems, including any of our financial, accounting or other data processing systems, could lead to, among other consequences, financial loss and reputational damage. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business.

Other factors

Other factors that may affect future results include changes in trade policy, the timely development and introduction of new products and services in receptive markets, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, and the possible impact on our business of international conflicts and other developments including those relating to the war on terrorism, and our anticipation of and success in managing the associated risks.

     We caution that the foregoing discussion of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other external and company specific factors that may adversely affect future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us, or on our behalf.

ANNUAL REPORT 2004 > MANAGEMENT’S DISCUSSION AND ANALYSIS	U.S. GAAP ROYAL BANK OF CANADA	73

2003 COMPARED TO 2002

The following discussion and analysis provides a comparison of our results of operations for the years ended October 31, 2003, and October 31, 2002. This discussion should be read in conjunction with the consolidated financial statements and related Notes on pages 74 to 110. Reference is also made to our 2003 report to shareholders for a much more detailed discussion.

     Net income in 2003 increased by $138 million or 5% over 2002 predominantly reflecting a reduction in the provision for credit losses of $350 million,which more than offset a $60 million decline in net income due to the strengthening of the Canadian dollar relative to the U.S. dollar.

Business segment results

Net income from RBC Banking increased $8 million or 1% to $1,554 million in 2003, as higher earnings in Canada more than offset a $65 million decline in U.S. earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar (which accounted for $18 million of the earnings decline) and higher costs associated with RBC Mortgage operations and with acquisitions completed during 2003. ROE increased from 19.2% to 20.8% due to lower common equity attributed to this segment and higher earnings.

     Net income from RBC Investments was up $66 million or 19% to $412 million in 2003, driven primarily by improved earnings in the U.S. and ongoing cost-containment initiatives as well as higher earnings from the Canadian self-directed brokerage and asset management businesses. U.S. net income in 2003 was up $89 million, with significantly improved performance in the full-service brokerage business, strong fixed income results and a decline in retention compensation costs. ROE improved 400 basis points to 15.1%, reflecting higher earnings in 2003, as well as a $350 million reduction in average common equity attributed to this segment.

     Net income from RBC Insurance increased $38 million or 20% to $228 million in 2003 due to strong profitability in the reinsurance business, cost-reduction efforts in all lines of business and improvements in the home and auto insurance business. U.S. net income in 2003 was down $14 million to $8 million. The decline largely reflected costs for integrating Business Men’s Assurance Company of America (BMA), acquired in May 2003, and a $7 million loss in BMA due to lower interest rates in the United States. ROE increased from 25.7% to 26.4% due to higher earnings.

     Net income from RBC Capital Markets increased $52 million or 12% to $491 million in 2003, as a significant reduction in the provision for credit losses related to the U.S. corporate loan portfolio more than offset lower revenues and higher non-interest expense. ROE improved to 12.6% in 2003, due to higher net income as well as a $150 million reduction in average common equity attributed to this segment.

     Net income from RBC Global Services was up $5 million or 3% to $178 million in 2003, as higher revenues, a lower provision for credit losses and lower income taxes offset higher non-interest expense. ROE fell 100 basis points in 2003 to 27.7%, primarily reflecting $50 million in additional average common equity attributed to this segment in 2003.

     The Other segment’s net income declined $31 million to $173 million in 2003 due largely to refinements in the methodology for attributing net interest income to our business segments. ROE fell to 7.7% from 25.0%, largely due to higher average common equity.

Net interest income

Net interest income decreased 4% to $6.6 billion in 2003 from $6.9 billion in 2002, reflecting a decline in the net interest margin due to price competition in retail banking and low interest rates, and a lower translated value of U.S. dollar-denominated net interest income due to the strengthening of the Canadian dollar relative to the U.S. dollar.

Non-interest income

Non-interest income increased $178 million or 2% to $10.4 billion in 2003 primarily due to increased trading revenues, higher insurance premiums and gain on sale of available for sale securities, which more than offset a $375 million decline in the translated value of U.S. dollar-denominated revenues due to the strengthening of the Canadian dollar relative to the U.S. dollar in 2003. Non-interest income accounted for 61% of total revenues.

Non-interest expense

Non-interest expense was $8 million lower in 2003. While the stronger Canadian dollar relative to the U.S. dollar reduced the translated value of non-interest expense by $340 million, there were increases in pension and other postretirement benefit costs, costs related to further automating our retail banking technology infrastructure and expanding our retail sales force, and costs related to companies we acquired during the year.

Provision for credit losses

The provision for credit losses decreased $350 million or 33% to $715 million in 2003 from $1,065 million in 2002 largely due to improvements in the U.S. business and government loan portfolio. The total allowance for credit losses was $2.2 billion, or 1.2% of total loans and acceptances, down from $2.3 billion or 1.2% in 2002.

Taxes

Taxes were $1.4 billion in 2003, up from 2002, while the effective income tax rate was 31.4% compared to 32.0% in 2002.

QUARTERLY FINANCIAL INFORMATION

Selected financial information for the eight most recently completed quarters is shown on page 116.

CONSOLIDATED FINANCIAL STATEMENTS TABLE OF CONTENTS

74	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

> CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Financial information appearing throughout this Annual Report is consistent with these consolidated financial statements. Management has also prepared consolidated financial statements for Royal Bank of Canada in accordance with Canadian generally accepted accounting principles pursuant to Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles, and these consolidated financial statements have also been provided to shareholders.

     In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

     The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

     The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the bank. This Committee reviews the consolidated financial statements of the bank and recommends them to the board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

     At least once a year, the Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the bank as deemed necessary to ensure that the provisions of the Bank Act (Canada), having reference to the safety of the depositors and shareholders of the bank, are being duly observed and that the bank is in sound financial condition.

     Deloitte & Touche LLP, independent auditors appointed by the shareholders of the bank upon the recommendation of the Audit Committee, have performed an independent audit of the consolidated financial statements and their report follows. The shareholders’ auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Financial Officer

Toronto, December 20, 2004

AUDITORS’REPORT TO SHAREHOLDERS

To the Shareholders of Royal Bank of Canada

We have audited the consolidated balance sheets of Royal Bank of Canada as at October 31, 2004 and 2003, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2004. These consolidated financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2004, in accordance with accounting principles generally accepted in the United States of America.

     We also reported separately on December 20, 2004, to the shareholders of the bank on our audit, conducted in accordance with Canadian generally accepted auditing standards, where we expressed an opinion without reservation on the October 31, 2004 and 2003, consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

     The consolidated financial statements for the year ended October 31, 2002, prior to the assessment of the impact of subsequent significant accounting changes including changes in financial statement presentation as disclosed in Note 1, the presentation of segment information in Note 3, the change in the calculation of earnings per share in Note 20, and other reclassifications to the 2002 consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, were audited by Deloitte & Touche LLP and PricewaterhouseCoopers LLP who expressed an opinion without reservation on those consolidated financial statements in their report dated November 19, 2002. We have audited the changes described in Notes 1, 3, 20, and other reclassifications to the 2002 consolidated financial statements, that were applied to the 2002 financial statements and in our opinion, such changes, in all material respects, are appropriate and have been properly applied.

Deloitte & Touche LLP
Chartered Accountants
Toronto, December 20,2004

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	75

CONSOLIDATED BALANCE SHEET

As at October 31 (C$ millions)	2004	2003
Assets

Cash and due from banks	$4,758	$2,887

Interest-bearing deposits with banks	5,236	3,092

Securities
Trading account (pledged – $14,850 and $11,791)	87,635	86,719
Available for sale	39,861	41,619

	127,496	128,338

Assets purchased under reverse repurchase agreements	34,862	36,289

Loans
Residential mortgage	84,172	78,819
Personal	36,848	32,186
Credit card	6,456	4,816
Business and government	61,678	56,726

	189,154	172,547
Allowance for loan losses	(1,644)	(2,055)

	187,510	170,492

Other
Customers’ liability under acceptances	6,184	5,943
Derivative-related amounts	40,081	36,640
Premises and equipment	1,731	1,655
Goodwill	4,416	4,633
Other intangibles	523	580
Reinsurance recoverables	1,701	3,321
Separate account assets	120	224
Other assets	33,064	18,497

	87,820	71,493

	$447,682	$412,591

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$28,273	$24,388
Interest-bearing	141,177	130,135
International
Non-interest-bearing	3,169	3,183
Interest-bearing	98,956	102,812

	271,575	260,518

Other
Acceptances	6,184	5,943
Obligations related to securities sold short	23,815	22,743
Obligations related to assets sold under repurchase agreements	21,705	23,735
Derivative-related amounts	42,870	38,427
Insurance claims and policy benefit liabilities	9,352	8,630
Separate account liabilities	120	224
Other liabilities	43,640	26,199

	147,686	125,901

Subordinated debentures	8,522	6,581

Non-controlling interest in subsidiaries	1,524	1,474

Shareholders’ equity
Preferred shares	813	813
Common shares (shares issued and outstanding – 644,747,812 and 656,021,122)	6,966	6,999
Additional paid-in capital	229	88
Retained earnings	12,347	11,591
Treasury stock (shares held – 5,815,487 and nil)	(348)	—
Accumulated other comprehensive income(loss)	(1,632)	(1,374)

	18,375	18,117

	$447,682	$412,591

Gordon M. Nixon	Robert B. Peterson
President and Chief Executive Officer	Director

76	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

For the year ended October 31 (C$ millions)	2004	2003	2002
Interest income
Loans	$9,819	$10,039	$10,367
Trading account securities	2,603	2,049	2,115
Available for sale securities	854	976	1,060
Assets purchased under reverse repurchase agreements	531	806	688
Deposits with banks	142	111	159

	13,949	13,981	14,389

Interest expense
Deposits	5,210	5,467	5,709
Other liabilities	1,626	1,560	1,405
Subordinated debentures	429	376	406
	7,265	7,403	7,520

Net interest income	6,684	6,578	6,869

Non-interest income
Insurance premiums, investment and fee income	2,267	2,045	1,910
Trading revenues	1,526	1,922	1,690
Investment management and custodial fees	1,198	1,143	1,177
Securities brokerage commissions	1,166	1,031	1,187
Deposit and payment service charges	1,050	1,078	1,041
Underwriting and other advisory fees	909	813	755
Mutual fund revenues	850	673	723
Foreign exchange revenues, other than trading	331	279	274
Card service revenues	324	303	285
Credit fees	224	227	223
Securitization revenues	196	165	172
Gain (loss)on sale of available for sale securities	82	19	(112)
Mortgage banking revenues	51	180	240
Other	492	491	626

	10,666	10,369	10,191

Total revenues	17,350	16,947	17,060

Provision for credit losses	347	715	1,065

Insurance policyholder benefits, claims and acquisition expense	1,509	1,404	1,330

Non-interest expense
Human resources	6,816	6,397	6,263
Occupancy	776	731	751
Equipment	875	833	825
Communications	689	719	757
Professional fees	493	460	416
Outsourced item processing	294	292	306
Amortization of other intangibles	69	71	72
Other	1,008	733	854

	11,020	10,236	10,244

Business realignment charges	192	—	—

Goodwill impairment	130	—	—

Net income before income taxes	4,152	4,592	4,421
Income taxes	1,194	1,443	1,415

Net income before non-controlling interest	2,958	3,149	3,006
Non-controlling interest in net income of subsidiaries	119	113	108

Net income	$2,839	$3,036	$2,898

Preferred share dividends	45	68	98

Net income available to common shareholders	$2,794	$2,968	$2,800

Average number of common shares (in thousands)	646,023	662,080	672,571
Earnings per share (in dollars) (1)	$4.31	$4.47	$4.16
Average number of diluted common shares (in thousands)	656,047	669,625	679,153
Diluted earnings per share (in dollars) (1)	$4.25	$4.42	$4.12

Dividends per share (in dollars)	$2.02	$1.72	$1.52

(1)	Restated comparatives as a result of EITF 03-6. See Note 1 on page 83.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	77

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the year ended October 31 (C$ millions)	2004	2003	2002
Preferred shares
Balance at beginning of year	$813	$1,515	$1,990
Redeemed for cancellation	—	(634)	(464)
Translation adjustment on shares denominated in foreign currency	—	(68)	(11)

Balance at end of year	813	813	1,515

Common shares
Balance at beginning of year	6,999	6,963	6,926
Issued	124	190	190
Issuance costs, net of related income taxes	—	—	(1)
Purchased for cancellation	(157)	(154)	(152)

Balance at end of year	6,966	6,999	6,963

Additional paid-in capital
Balance at beginning of year	88	76	33
Renounced stock appreciation rights, net of related income taxes	3	5	29
Stock-based compensation awards	68	7	14
Reclassified amounts	34	—	—
Initial adoption of FIN 46R, Consolidation of Variable Interest Entities	42	—	—
Other	(6)	—	—

Balance at end of year	229	88	76

Retained earnings
Balance at beginning of year	11,591	10,473	9,311
Net income	2,839	3,036	2,898
Preferred share dividends	(45)	(68)	(98)
Common share dividends	(1,303)	(1,137)	(1,022)
Premium paid on common shares purchased for cancellation	(735)	(698)	(612)
Issuance costs, net of related income taxes	—	(15)	(4)

Balance at end of year	12,347	11,591	10,473

Treasury stock
Reclassified amounts	(304)	—	—
Net purchases	(2)	—	—
Initial adoption of FIN 46R, Consolidation of Variable Interest Entities	(42)	—	—

Balance at end of year	(348)	—	—

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	178	113	202
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,551)	(893)	(54)
Gains and losses on derivatives designated as cash flow hedges	(192)	(104)	(127)
Additional pension obligation	(67)	(490)	(293)

Balance at end of year	(1,632)	(1,374)	(272)

Shareholders’ equity at end of year	$18,375	$18,117	$18,755

Comprehensive income, net of related income taxes
Net income	$2,839	$3,036	$2,898
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	65	(89)	12
Change in unrealized foreign currency translation gains and losses	(1,336)	(2,988)	(59)
Impact of hedging unrealized foreign currency translation gains and losses	678	2,149	43
Change in gains and losses on derivatives designated as cash flow hedges	(147)	(57)	(50)
Reclassification to earnings of gains and losses on cash flow hedges	59	80	113
Additional pension obligation	423	(197)	(276)

Total comprehensive income	$2,581	$1,934	$2,681

78	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended October 31 (C$ millions)	2004	2003	2002
Cash flows from operating activities
Net income	$2,839	$3,036	$2,898
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	347	715	1,065
Depreciation	384	380	388
Business realignment charges	192	—	—
Deferred income taxes	187	120	45
Impairment of goodwill and amortization of other intangibles	199	71	72
Writedown of deferred issuance costs	25	—	—
Gain on sale of premises and equipment	(52)	(18)	(35)
Gain on loan securitizations	(34)	(34)	(54)
Loss on investment in certain associated companies	24	29	—
(Gain) loss on sale of available for sale securities	(82)	(19)	112
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(1,484)	1,498	866
Net change in accrued interest receivable and payable	(199)	123	(166)
Current income taxes	(895)	672	419
Derivative-related assets	(3,457)	(5,390)	(2,608)
Derivative-related liabilities	4,438	5,690	3,289
Trading account securities	(1,651)	(9,988)	(11,017)
Reinsurance recoverables	1,620	(1,375)	(872)
Net change in brokers and dealers receivable and payable	(2,001)	272	704
Other	557	(5,439)	1,003

Net cash provided by (used in) operating activities	957	(9,657)	(3,891)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,722)	1,003	338
Change in loans, net of loan securitizations	(19,887)	(6,509)	(4,891)
Proceeds from loan securitizations	3,532	1,742	1,691
Proceeds from sale of available for sale securities	18,456	19,575	16,741
Proceeds from maturity of available for sale securities	38,093	26,993	12,317
Purchases of available for sale securities	(51,328)	(49,734)	(33,450)
Net acquisitions of premises and equipment	(422)	(398)	(390)
Change in assets purchased under reverse repurchase agreements	1,427	796	1,570
Net cash provided by(used in)acquisition of subsidiaries	438	(281)	(99)

Net cash used in investing activities	(12,413)	(6,813)	(6,173)

Cash flows from financing activities
Change in deposits –Canada	14,927	11,564	2,402
Change in deposits– International	(3,870)	3,045	4,997
Issue of subordinated debentures	3,100	—	635
Repayment of subordinated debentures	(990)	(100)	(505)
Redemption of preferred shares for cancellation	—	(642)	(461)
Issuance costs	—	(15)	(5)
Issue of common shares	119	183	168
Purchase of common shares for cancellation	(892)	(852)	(764)
Net purchases of treasury stock	(2)	—	—
Dividends paid	(1,309)	(1,181)	(1,104)
Dividends/distributions paid by subsidiaries to non-controlling interest	(115)	(107)	(107)
Change in obligations related to assets sold under repurchase agreements	(2,030)	2,626	245
Change in obligations related to securities sold short	1,072	4,753	1,953
Change in short-term borrowings of subsidiaries	3,344	(2,374)	3,362

Net cash provided by financing activities	13,344	16,900	10,816

Effect of exchange rate changes on cash and due from banks	(17)	(77)	(10)

Net change in cash and due from banks	1,871	353	742
Cash and due from banks at beginning of year	2,887	2,534	1,792

Cash and due from banks at end of year	$4,758	$2,887	$2,534

Supplemental disclosure of cash flow information
Amount of interest paid in year	$7,004	$7,170	$8,229
Amount of income taxes paid in year	$2,522	$1,723	$738

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	79

Consolidated financial statements (all tabular amounts are in millions of Canadian dollars, except per share amounts)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are stated in Canadian dollars, the currency of the country in which we are incorporated and principally operate. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP) and prevailing practices within the banking industry in that country. We have also prepared consolidated financial statements in accordance with Canadian GAAP and these have been provided to shareholders.

     GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

     Certain comparative amounts have been reclassified to conform with the current year’s presentation.

     The significant accounting policies followed in the preparation of these consolidated financial statements are summarized below:

Basis of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances. Pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R), as described in more detail in Note 8, we also consolidate variable interest entities (VIEs) where we are the entity’s Primary Beneficiary. The equity method is used to account for investments in associated companies or joint ventures in which we have significant influence or exercise joint control, respectively. These investments are reported in Other assets. We have included in Non-interest income our share of earnings, gains and losses realized on dispositions and writedowns to reflect other-than-temporary impairment in value of these investments.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the balance sheet date; income and expenses are translated at average rates of exchange for the year.

     The effects of translating operations of our subsidiaries, which include consolidated VIEs, foreign branches and associated companies with a functional currency other than the Canadian dollar are included in Other comprehensive income along with related hedge and tax effects. On disposal of such investments, the accumulated net translation gain or loss is included in Non-interest income. Other foreign currency translation gains and losses (net of hedging activities) are included in Non-interest income.

Securities

Securities are classified, based on management’s intentions, as Trading account or Available for sale.

     Trading account securities, which are purchased for sale in the near term, are reported at estimated fair value. Obligations to deliver trading account securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenues in Non-interest income. Dividend and interest income accruing on Trading account securities is recorded in Interest income. Interest accruing on interest-bearing securities sold short is recorded in Interest expense.

     Available for sale securities include securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. These securities are carried at estimated fair value. Unrealized gains and losses on these securities, net of income taxes, are reported in Other comprehensive income to the extent not hedged by derivatives in a fair value hedging relationship. Dividend and interest income is recorded in Interest income. Available for sale securities include tax-exempt securities, which are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the issuers with a borrowing rate advantage.

     Gains and losses realized on disposal of Available for sale securities, which are calculated on an average cost basis, and writedowns to reflect other-than-temporary impairment in value are included in Gain (loss) on sale of Available for sale securities in Non-interest income.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and sell securities under agreements to repurchase (repurchase agreements). Reverse repurchase agreements are treated as collateralized lending transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially acquired plus accrued interest. Repurchase agreements are treated as collateralized borrowing transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially sold, plus accrued interest on interest-bearing securities. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are included in Interest income and Interest expense, respectively.

Loans

Loans are stated net of an allowance for loan losses and unearned income, which comprises unearned interest and unamortized loan fees.

     Loans are classified as nonaccrual when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and Canadian government guaranteed loans are classified as nonaccrual unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days past due. Credit card balances are charged off when a payment is 180 days in arrears. Canadian government guaranteed loans are classified as nonaccrual when the loan is contractually 365 days in arrears. When a loan is identified as nonaccrual, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on nonaccrual loans is credited to the Provision for credit losses on that loan. Nonaccrual loans are returned to performing status when all amounts including interest have been collected, all charges for nonaccrual loans have been reversed and the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest.

     When a loan has been identified as nonaccrual, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously charged off and any increase in the carrying value of the loan is credited to the Provision for credit losses on the Consolidated statement of income. Where a portion of a loan is charged off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectibility of principal or interest, and payments are not 90 days past due.

     Collateral is obtained if, based on an evaluation of the client’s creditworthiness, it is considered necessary for the client’s overall borrowing facility.

     Assets acquired in respect of problem loans are recorded at their fair value less costs to sell. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Allowance for credit losses.

80	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (continued)

     Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest income over the expected term of the resulting loan. Otherwise, such fees are recorded as Other liabilities and amortized to Non-interest income over the commitment or standby period.

Allowance for credit losses

The allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable. The allowance relates primarily to loans but also to derivatives and other credit instruments such as acceptances, guarantees and letters of credit. The allowance is increased by the Provision for credit losses, which is charged to income, and decreased by the amount of charge-offs, net of recoveries.

     The allowance is determined based on management’s identification and evaluation of problem accounts, estimated probable losses that exist on the remaining portfolio, and on other factors including the composition and quality of the portfolio, and changes in economic conditions.

Allocated specific

Allocated specific allowances are maintained to absorb losses on both specifically identified borrowers and other more homogeneous loans that have been recognized as nonaccrual. The losses relating to identified large business and government debtors are estimated based on the present value of expected payments on an account-by-account basis. The losses relating to other portfolio-type products, excluding credit cards, are based on net charge-off experience. For credit cards, no specific allowance is maintained as balances are charged off if no payment has been received after 180 days. Personal loans are generally charged off at 150 days past due. Charge-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

Allocated general

The allocated general allowance represents the best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as nonaccrual. This amount is established quarterly through the application of expected loss factors to outstanding and undrawn facilities. The allocated general allowance for large business and government loans and acceptances is based on the application of expected default and loss factors, determined by loss migration analysis, delineated by loan type and rating. For more homogeneous portfolios, such as residential mortgages, small business loans, personal loans and credit cards, the determination of the allocated general allowance is done on a product portfolio basis. The losses are determined by the application of loss ratios determined through the analysis of loss migration and charge-off trends, adjusted to reflect changes in the product offerings and credit quality of the pool.

Unallocated

The unallocated general allowance is based on management’s assessment of probable, unidentified losses in the portfolio that have not been captured in the determination of the allocated specific or allocated general allowances. This assessment, evaluated quarterly, includes consideration of general economic and business conditions and regulatory requirements affecting key lending operations, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks and does not represent future losses or serve as a substitute for allocated allowances.

Acceptances

Acceptances are short-term negotiable instruments issued by our customers to third parties, which we guarantee. The potential liability under acceptances is reported as a liability in the Consolidated balance sheet. The recourse against the customer in the case of a call on these commitments is reported as a corresponding asset of the same amount in Other assets. Fees earned are reported in Non-interest income.

Derivatives

Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest, currency and other market risks. The most frequently used derivative products are foreign exchange forward contracts, interest rate and currency swaps, foreign currency and interest rate futures, forward rate agreements, foreign currency and interest rate options and credit derivatives. Market values are determined using pricing models that incorporate current market and contractual prices of the underlying instruments, time value of money, yield curve and volatility factors. All derivatives, including certain warrants, loan commitments and derivatives embedded in financial instruments or contracts that are not clearly and closely related to the economic characteristics and risks of the host financial instrument or contract, are recorded at fair value on the Consolidated balance sheet.

     When used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest income. A portion of the market value is deferred within Derivative-related amounts in liabilities to adjust for credit risk related to these contracts. The fair values of derivatives are reported on a gross basis as Derivative-related amounts in assets and liabilities, except where we have both the legal right and intent to settle these amounts simultaneously in which case they are presented on a net basis. Margin requirements and premiums paid are also included in Derivative-related amounts in assets, while premiums received are shown in Derivative-related amounts in liabilities.

     When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The hedge is documented at inception detailing the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset or liability being hedged, the risk that is being hedged, the type of derivative used and how effectiveness will be measured. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the risk being hedged both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

     Non-trading derivatives that do not qualify for hedge accounting are carried at fair value on a gross basis as Derivative-related amounts in assets and liabilities, with changes in fair value recorded in Non-interest income.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	81

Fair value hedge

Fair value hedge transactions predominantly use interest rate swaps to hedge the changes in the fair value of an asset, liability or firm commitment. The carrying amount of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Non-interest income. This change in fair value of the hedged item, to the extent that the hedge relationship is effective, is offset by changes in the fair value of the derivative.

     Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. The previously hedged asset or liability is no longer adjusted for changes in fair value. Cumulative fair value adjustments to the carrying amount of the hedged item are amortized into Net interest income over the remaining term of the hedged item. Hedge accounting is also discontinued upon the sale or early termination of the hedged item.

Cash flow hedge

Cash flow hedge transactions predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The effective portion of the changes in the fair value of the derivative is reported in Other comprehensive income. The ineffective portion is reported in Non-interest income. The amounts recognized in Accumulated other comprehensive income for cash flow hedges are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in the cash flows of the hedged item.

     Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. The amounts previously recognized in Accumulated other comprehensive income are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in the cash flows of the hedged item. On the sale or early termination of the hedged item, gains and losses are reclassified immediately to Non-interest income.

Hedges of net foreign currency investments in subsidiaries

Foreign exchange forward contracts and U.S. dollar liabilities are used to manage certain exposures from subsidiaries, branches and associated companies having a functional currency other than the Canadian dollar. Foreign exchange gains and losses on these hedging instruments are recorded in Other comprehensive income.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on the straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, 7 to 10 years for furniture, fixtures and other equipment, and lease term plus first option period for leasehold improvements. Gains and losses on disposal are recorded in Non-interest income.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill impairment is assessed at the reporting unit level on at least an annual basis on August 1. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment.

     If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

     Other intangibles with a finite life are amortized over their estimated useful lives, generally not exceeding 20 years, and also tested for impairment.

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book purposes compared with tax purposes. Accordingly, a deferred income tax asset or liability is determined for each temporary difference based on the enacted tax rates to be in effect when the underlying items of income and expense are expected to be realized. Income taxes on the Consolidated statement of income include the current and deferred portions of the expense. Income taxes applicable to items charged or credited to Shareholders’ equity are netted with such items. Changes in deferred income taxes related to a change in tax rates are recognized in the period the tax rate change is enacted.

     Net deferred income taxes accumulated as a result of temporary differences are included in Other assets. A valuation allowance is established to reduce deferred income tax assets to the amount more likely than not to be realized. In addition, the Consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different than what it would be if based on statutory rates.

Pensions and other postretirement benefits

We offer a number of benefit plans, which provide pension and other benefits to qualified employees. These plans include statutory pension plans, supplemental pension plans, defined contribution plans and health, dental and life insurance plans.

     We fund our statutory pension plans and health, dental and life insurance plans annually based on actuarially determined amounts needed to satisfy employee benefit entitlements under current pension regulations. These pension plans provide benefits based on years of service, contributions and average earnings at retirement.

     Actuarial valuations are performed on a regular basis to determine the present value of the accrued pension benefits, based on projections of employees’ compensation levels to the time of retirement. Investments held by the pension funds primarily comprise equity securities, bonds and debentures. Pension fund assets are valued at fair value.

     Pension benefit expense, which is included in Non-interest expenses–Human resources, consists of the cost of employee pension benefits for the current year’s service, interest cost on the liability, expected investment return on the market-related value of plan assets and the amortization of unrecognized prior service costs, unrecognized net actuarial gains or losses and unrecognized transition asset or obligation. Amortization is charged over the expected average remaining service life of employee groups covered by the plan.

     The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a prepaid pension benefit cost in Other assets. The cumulative excess of pension expense over pension fund contributions is reported as accrued pension benefit expense in Other liabilities. Other postretirement benefits are reported in Other liabilities.

     Defined contribution plan costs are recognized in income for services rendered by employees during the period.

     Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (i) an asset has been recognized as prepaid pension benefit cost, (ii) the liability already recognized as unfunded accrued pension benefit expense is less than the unfunded accumulated benefit obligation, or (iii) no accrued pension benefit expense or prepaid pension benefit cost has been recognized. If an additional liability is required to be recognized and it exceeds unrecognized prior service cost, the excess is reported as Additional pension obligation in Other comprehensive income.

82	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (continued)

Loan securitization

We periodically securitize loans by selling loans to independent special purpose entities or trusts that issue securities to investors. These transactions are accounted for as sales, and the loans removed from the Consolidated balance sheet when we are deemed to have surrendered control over such assets and have received in exchange consideration other than beneficial interests in these transferred loans. For a surrender of control to occur, the transferred loans must be isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the legal right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity as described in FASB Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140), its investors have the right to sell or pledge their ownership interest in the entity; and the seller must not continue to control the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. If the conditions are not met, the transfer is considered to be a secured borrowing, the loans remain on the Consolidated balance sheet and the proceeds are recognized as a liability.

     We often retain interests in the securitized loans, such as interest-only strips or servicing rights, and in some cases cash reserve accounts. Gains on these transactions are recognized in Non-interest income and are dependent in part on the previous carrying amount of the loans involved in the transfer, which is allocated between the loans sold and the retained interests, based on their relative fair value at the date of transfer.

     To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management’s best estimates of key assumptions such as payment rates, excess spread, credit losses and discount rates commensurate with the risks involved.

     Generally, the loans are transferred on a fully serviced basis. Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment, are classified as Available for sale securities.

Insurance operations

Investments are included in Available for sale securities. Investment income is included in Insurance premiums, investment and fee income under Non-interest income.

     Premiums from long-duration contracts, primarily life insurance, are recognized in Insurance premiums, investment and fee income when due, except for universal life and investment-type contracts, the premiums on which are credited to policyholder balances and included in Insurance claims and policy benefit liabilities. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services and investment-type contracts are recognized in Insurance premiums, investment and fee income over the related contract period.

     Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts except universal life and investment-type contracts are determined using the net level premium method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, and operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, the liability is equal to the policyholder account values and includes a net level premium reserve for some contracts. Liabilities for property and casualty insurance include unearned premiums, representing the unexpired portion of premiums, and estimated provisions for reported and unreported claims incurred.

     Reinsurance recoverables related to ceding reinsurance arrangements are reported as an asset on the balance sheet. Where transfer of risk has occurred, insurance actuarial liabilities are presented on a gross basis with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to transactions where a transfer of risk has not occurred are also presented on a gross basis with the funds paid to the reinsurer accounted for as deposits and included in reinsurance recoverables.

     Deferred acquisition costs, included in Other assets, consist of commissions, certain underwriting costs and other costs that vary with and are primarily related to the acquisition of new business. Amortization of deferred acquisition costs is included in Insurance policyholder benefits, claims and acquisition expense. Amortization of such costs is in proportion to premium revenue for short-and long-duration contracts and estimated gross profits for universal life and investment-type contracts. Deferred acquisition costs are reviewed for recoverability based on the profitability of the underlying insurance contract and, if not recoverable, are charged to Insurance policyholder benefits, claims and acquisition expense.

     Value of business acquired (VOBA) represents the present value of estimated net cash flows embedded in existing contracts we acquire and is included in Other assets. VOBA is amortized in the same manner as deferred acquisition costs for life insurance contracts.

     Separate account assets and liabilities represent funds for which investment income, gains and losses are accrued directly to the contract holders. The contractual arrangement is such that the underlying assets are registered in our name but the separate account policyholder bears the risk and rewards of the fund’s investment performance. We provide minimum death benefit and maturity value guarantees on separate accounts. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities. Separate account assets are carried at market value, are legally segregated and are not subject to claims that arise out of our other business. We derive only fee income from separate account assets, reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.

Earnings per share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, excluding Treasury stock. Net income available to common shareholders is determined after considering dividend entitlements of preferred shareholders and participating contracts. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in future, to the extent such entitlement is not subject to unresolved contingencies.

Significant accounting changes

Consolidation of variable interest entities

On January 17, 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to VIEs. This interpretation applied immediately to all VIEs created after January 31, 2003. On December 24, 2003, FASB issued a revision to Interpretation No. 46, which required application to new and existing VIEs by the end of the first reporting period that ended after March 15, 2004. We have applied FIN 46R to all VIEs as described in Note 8.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	83

Change in financial statement presentation

During the year, we reviewed the presentation of certain items in transit accounts and reclassified, commencing November 1, 2003, balances owing to other banks that arise from the clearing settlement system. These amounts were previously recorded in Cash and due from banks and have been reclassified to Deposits – interest-bearing, Other liabilities and Other assets in order to more appropriately reflect the nature of these balances. Balances due from other banks that arise from the clearing settlement system will continue to be classified in Cash and due from banks. At October 31, 2004, $180 million, $1.7 billion and $1.1 billion in Cash and due from banks were reclassified to Deposits – interest-bearing, Other liabilities and Other assets, respectively.

     We also reviewed the presentation of certain items on our Consolidated balance sheet and reclassified $3.2 billion (2003 – $5.7 billion) of certificates of deposit from Interest-bearing deposits with banks to Trading account securities, and $6.8 billion (2003 – $5.8 billion) to Available for sale securities in order to more appropriately reflect the nature of these instruments.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as Trading account securities and Other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency-denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Accounting for loan commitments accounted for as derivatives

On March 9, 2004, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105), which applies to loan commitments issued for loans that will be held for sale when funded. SAB 105 specifies that revenue associated with servicing assets embedded in these commitments should be recognized only when the servicing asset has been contractually separated from the associated loans. SAB 105 is effective for all loan commitments entered into after March 31, 2004. Implementing SAB 105 resulted in deferring the recognition of $8 million of revenues for the period April 1, 2004 to October 31, 2004.

Classification of economic hedges

In December 2003, the SEC clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133, Accounting for Derivative Instruments and Hedging Activities. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other, such that the income, expenses and fair value changes related to these derivatives are now all recorded in one line on our Consolidated statements of income for current and prior periods.

Two-class method of calculating earnings per share (EITF 03-6)

The Emerging Issues Task Force (EITF) reached final consensus on EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, which was subsequently ratified by the FASB on March 31, 2004. The final consensus requires a change in the calculation of earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This consensus is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. EITF 03-6 reduced earnings per share for all years presented by less than one cent except for the year ended October 31, 2004, where the reduction in basic earnings per share was approximately one cent. Basic and diluted earnings per share presented for 2003 are restated to reflect a reduction of one cent.

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (FAS 132R), to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. During the year, we adopted FAS 132R and the additional disclosures of our pension plans and other postretirement benefit plans are presented in Note 18.

Impairment of certain investments (EITF 03-1)

The EITF has reached consensus on EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, as it applies to investments accounted for under FAS 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), and cost method investments accounted for under Accounting Principles Board Opinions No. 18, The Equity Method of Accounting for Investments in Common Stock (APB 18). The consensus was ratified by the FASB on November 25, 2003 and March 31, 2004, for FAS 115 and APB 18 investments, respectively. Subsequent to these ratifications, the FASB issued a Staff Position, FSP EITF 03-1-1, on September 30, 2004, to defer indefinitely the effective date for recognition and impairment guidance under the EITF, but not the quantitative and qualitative disclosure requirements on unrealized loss positions for all marketable equity securities, debt securities and cost method investments for which another-than-temporary impairment has not been recognized. These disclosures, which are applicable to annual financial statements for fiscal years ending after June 15, 2004, are presented in Note 5.

84	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 SIGNIFICANT ACQUISITIONS

2004

During 2004, we completed the acquisitions of Provident Financial Group Inc. (Provident), William R. Hough & Co., Inc. (William R. Hough) and the Canadian operations of Provident Life and Accident Insurance Company (UnumProvident). The details of these acquisitions are as follows:

	Provident	William R. Hough	UnumProvident
Acquisition date	November 21, 2003	February 27, 2004	May 1, 2004
Business segment	RBC Banking	RBC Investments	RBC Insurance
Percentage of share acquired	n.a.	100%	n.a.
Purchase consideration	Cash payment of US$81	Cash payment of US$112	n.a. (2)
Fair value of tangible assets acquired	$1,145	$54	$1,617
Value of business acquired (VOBA) (1)	—	—	611
Fair value of liabilities assumed	(1,180)	(21)	(2,228)
Fair value of identifiable net tangible assets acquired	(35)	33	—
Core deposit intangibles (1)	13	—	—
Customer lists and relationships (2)	—	12	—
Goodwill	127	105	—

Total purchase consideration	$105	$150	$—

(1)	RBC Insurance acquired the Canadian operations of UnumProvident. As part of the acquisition, RBC Insurance assumed UnumProvident’s policy liabilities and received assets with the equivalent fair value to support future payments. Assets acquired include VOBA that is amortized in proportion to insurance premiums received on the acquired block of business from UnumProvident.

(2)	Core deposit intangibles and customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 8 and 15 years, respectively.

2003

During 2003, we completed the acquisitions of Admiralty Bancorp, Inc. (Admiralty), Business Men’s Assurance Company of America (BMA) and Sterling Capital Mortgage Company (SCMC). The details of these acquisitions are as follows:

	Admiralty	BMA	SCMC
Acquisition date	January 29, 2003	May 1, 2003	September 30, 2003
Business segment	RBC Banking	RBC Insurance/RBC Investments	RBC Banking
Percentage of shares acquired	100%	100%	100%
Purchase consideration	Cash payment of US$153	Cash payment of US$207 (1)	Cash payment of US$100
Fair value of tangible assets acquired	$942	$3,099	$470
Fair value of liabilities assumed	(866)	(2,891)	(437)
Fair value of identifiable net tangible assets acquired	76	208	33
Core deposit intangibles (2)	23	—	—
VOBA (3)	—	69	—
Goodwill	134	19	103

Total purchase consideration	$233	$296	$136

(1)	Includes the related acquisition of Jones & Babson Inc. by RBC Dain Rauscher for cash purchase consideration of US$19 million in exchange for net tangible assets with a fair value of $9 million and goodwill of $19 million.

(2)	Core deposit intangibles for Admiralty are amortized on a straight-line basis over an estimated average useful life of 10 years.

(3)	VOBA is amortized on a straight-line basis over a period of up to 30 years.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	85

NOTE 3 RESULTS BY BUSINESS AND GEOGRAPHIC SEGMENT

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2004	Banking	Investments	Insurance	Markets	Services	Other	Total	Canada	States	national
Net interest income	$5,517	$429	$–	$716	$177	$(155)	$6,684	$5,173	$1,117	$394
Non-interest income	2,036	3,322	2,267	2,123	742	176	10,666	5,797	3,260	1,609

Total revenues	7,553	3,751	2,267	2,839	919	21	17,350	10,970	4,377	2,003
Provision for credit losses	478	4	–	(80)	(19)	(36)	347	344	61	(58)
Insurance policyholder benefits, claims and acquisition expense	–	–	1,509	–	–	–	1,509	769	399	341
Non-interest expense	4,841	3,015	472	2,052	625	15	11,020	6,343	3,695	982
Business realignment charges	75	17	8	25	3	64	192	142	44	6
Goodwill impairment	130	–	–	–	–	–	130	–	130	–

Net income (loss) before income taxes	2,029	715	278	842	310	(22)	4,152	3,372	48	732
Income taxes	726	225	7	182	86	(32)	1,194	1,103	12	79
Non-controlling interest	16	–	–	2	–	101	119	108	6	5

Net income (loss)	$1,287	$490	$271	$658	$224	$(91)	$2,839	$2,161	$30	$648

Total average assets (1)	$172,300	$17,700	$12,100	$234,000	$1,900	$13,400	$451,400	$253,100	$97,000	$101,300

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2003	Banking	Investments	Insurance	Markets	Services	Other	Total	Canada	States	national
Net interest income	$5,546	$419	$–	$428	$164	$21	$6,578	$5,105	$1,209	$264
Non-interest income	2,106	3,111	2,045	2,197	680	230	10,369	5,179	3,348	1,842

Total revenues	7,652	3,530	2,045	2,625	844	251	16,947	10,284	4,557	2,106
Provision for credit losses	554	(2)	–	189	2	(28)	715	521	106	88
Insurance policyholder benefits, claims and acquisition expense	–	–	1,404	–	–	–	1,404	543	376	485
Non-interest expense	4,642	2,911	424	1,671	595	(7)	10,236	5,822	3,504	910

Net income before income taxes	2,456	621	217	765	247	286	4,592	3,398	571	623
Income taxes	894	209	(11)	271	69	11	1,443	1,209	201	33
Non-controlling interest	8	–	–	3	–	102	113	101	7	5

Net income	$1,554	$412	$228	$491	$178	$173	$3,036	$2,088	$363	$585

Total average assets (1)	$162,400	$17,600	$8,900	$199,300	$2,000	$11,800	$402,000	$233,900	$82,200	$85,900

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2002	Banking	Investments	Insurance	Markets	Services	Other	Total	Canada	States	national
Net interest income	$5,557	$371	$–	$532	$136	$273	$6,869	$5,407	$1,106	$356
Non-interest income	2,090	3,276	1,910	2,142	672	101	10,191	4,791	3,643	1,757

Total revenues	7,647	3,647	1,910	2,674	808	374	17,060	10,198	4,749	2,113
Provision for credit losses	626	(1)	–	465	10	(35)	1,065	529	440	96
Insurance policyholder benefits, claims and acquisition expense	–	–	1,330	–	–	–	1,330	356	394	580
Non-interest expense	4,520	3,144	399	1,627	548	6	10,244	5,748	3,668	828

Net income before income taxes	2,501	504	181	582	250	403	4,421	3,565	247	609
Income taxes	947	158	(9)	143	77	99	1,415	1,318	48	49
Non-controlling interest	8	–	–	–	–	100	108	100	2	6

Net income	$1,546	$346	$190	$439	$173	$204	$2,898	$2,147	$197	$554

Total average assets (1)	$156,500	$15,100	$7,000	$180,700	$2,400	$10,100	$371,800	$226,900	$75,800	$69,100

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Investments, RBC Insurance, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology.

     The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies.

     We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review.

     For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions are recorded in the local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

     During the year, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International.

     Effective November 1, 2004, we realigned our organizational structure which resulted in the identification of new segments. Refer to Note 25 for a description of the new segments.

86	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 GOODWILL AND OTHER INTANGIBLES

Coincident with the completion of our annual goodwill impairment test, our business realignment, effective November 1, 2004, was announced. The results of our goodwill impairment test, which was based on a discounted cash flow model, indicate that goodwill attributable to RBC Mortgage Company (RBC Mortgage) is impaired by approximately $130 million.

     The following table discloses the changes in goodwill over 2004 and 2003.

Goodwill

				RBC Capital	RBC Global
	RBC Banking	RBC Investments	RBC Insurance	Markets	Services	Total
Balance at October 31, 2002	$2,229	$1,792	$187	$711	$121	$5,040
Goodwill acquired during the year	256	43	—	—	—	299
Other adjustments (1)	(347)	(258)	(18)	(84)	1	(706)

Balance at October 31, 2003	2,138	1,577	169	627	122	4,633
Goodwill acquired during the year	127	105	—	—	—	232
Goodwill impairment	(130)	—	—	—	—	(130)
Other adjustments (1)	(165)	(125)	(11)	(18)	—	(319)

Balance at October 31, 2004	$1,970	$1,557	$158	$609	$122	$4,416

(1)	Other adjustments include primarily foreign exchange translations on non-Canadian dollar denominated goodwill.

The projected amortization of Other intangibles for each of the years ending October 31, 2005, to October 31, 2009, is approximately $69 million. There were no writedowns of intangible assets due to impairment during the years ended October 31, 2004 and 2003.

Other intangibles

	2004			2003
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization (1)	amount	amount	amortization (1)	amount
Core deposit intangibles	$365	$(124)	$241	$381	$(93)	$288
Customer lists and relationships	342	(99)	243	314	(71)	243
Mortgage servicing rights	68	(31)	37	75	(27)	48
Other intangibles	4	(2)	2	3	(2)	1

	$779	$(256)	$523	$773	$(193)	$580

(1)	Total amortization expense for 2004 and 2003 are $69 million and $71 million, respectively.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	87

NOTE 5 SECURITIES

	Term to maturity (1)
						With no	2004	2003
	Within 3	3 months to	1 to 5	Over 5 years	Over	specific
	months	1 year	years	to 10 years	10 years	maturity	Total	Total
Trading account
Canadian government debt
Federal	$1,230	$2,023	$2,915	$695	$812	$—	$7,675	$9,718
Provincial and municipal	360	258	781	759	660	—	2,818	3,618
U.S. government debt
Federal	203	21	1,066	199	246	—	1,735	4,265
State, municipal and agencies	64	—	—	—	—	—	64	—
Other OECD government debt (2)	302	481	1,500	1,051	377	—	3,711	3,575
Mortgage-backed securities	16	19	280	184	518	—	1,017	889
Asset-backed securities	230	10	122	1,598	229	—	2,189	6,348
Corporate debt and other debt
Bankers’ acceptances	526	455	17	—	—	—	998	1,674
Certificates of deposit	2,503	1,676	794	—	—	—	4,973	8,146
Other	3,052	4,228	12,164	7,879	3,259	461	31,043	22,059
Equities	—	—	—	—	—	31,412	31,412	26,427

	8,486	9,171	19,639	12,365	6,101	31,873	87,635	86,719

Available for sale
Canadian government debt
Federal
Amortized cost	2,222	1,753	2,834	81	8	—	6,898	8,810
Estimated fair value	2,223	1,750	2,876	82	8	—	6,939	8,914
Yield (3)	2.9%	2.7%	4.2%	5.7%	3.1%	—	3.4%	n.a.
Provincial and municipal
Amortized cost	153	67	328	621	841	—	2,010	1,013
Estimated fair value	153	67	332	642	924	—	2,118	1,038
Yield (3)	2.7%	5.0%	3.9%	5.1%	6.3%	—	5.2%	n.a.
U.S. government debt
Federal
Amortized cost	17	98	94	49	217	—	475	726
Estimated fair value	17	98	94	50	207	—	466	718
Yield (3)	1.8%	2.9%	3.0%	4.6%	5.3%	—	4.1%	n.a.
State, municipal and agencies
Amortized cost	—	879	2,389	151	—	—	3,419	4,102
Estimated fair value	—	875	2,364	149	—	—	3,388	4,071
Yield (3)	—	1.8%	2.5%	3.5%	—	—	2.4%	n.a.
Other OECD government debt
Amortized cost	788	901	36	—	—	—	1,725	4,775
Estimated fair value	802	901	36	—	—	—	1,739	4,781
Yield (3)	1.0%	1.2%	6.1%	—	—	—	1.2%	.1%
Mortgage-backed securities
Amortized cost	—	48	3,242	828	1,920	—	6,038	5,512
Estimated fair value	—	49	3,262	839	1,932	—	6,082	5,543
Yield (3)	—	6.0%	4.1%	5.0%	4.5%	—	4.4%	4.5%
Asset-backed securities
Amortized cost	158	58	241	548	387	—	1,392	329
Estimated fair value	158	58	242	551	386	—	1,395	326
Yield (3)	2.5%	4.0%	4.3%	2.7%	2.6%	—	3.0%	5.6%
Corporate debt and other debt
Amortized cost	5,628	3,931	3,687	763	1,876	640	16,525	14,831
Estimated fair value	5,636	3,954	3,736	791	1,937	658	16,712	14,898
Yield (3)	1.8%	2.5%	2.8%	5.0%	5.7%	1.8%	2.8%	3.1%
Equities
Cost	—	—	—	—	—	1,018	1,018	1,293
Estimated fair value	—	—	—	—	—	1,022	1,022	1,330

Amortized cost	8,966	7,735	12,851	3,041	5,249	1,658	39,500	41,391
Estimated fair value	8,989	7,752	12,942	3,104	5,394	1,680	39,861	41,619

Total carrying value of securities	$17,475	$16,923	$32,581	$15,469	$11,495	$33,553	$127,496	$128,338

(1)	Actual maturities may differ from contractual maturities shown above, since borrowers may have the right to prepay obligations with or without prepayment penalties.

(2)	OECD stands for Organisation for Economic Co-operation and Development.

(3)	The weighted average yield is based on the carrying value at the end of the year for the respective securities.

n.a.	Due to the enhanced disclosure of Canadian government and U.S. government debt, the yields for 2003 were not reasonably determinable.

88	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 SECURITIES (continued)

Unrealized gains and losses on Available for sale securities

	2004				2003
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value	cost	gains	losses	value
Canadian government debt	$8,908	$154	$(5)	$9,057	$9,823	$135	$(6)	$9,952
U.S. government debt	3,894	3	(43)	3,854	4,828	16	(55)	4,789
Other OECD government debt	1,725	14	—	1,739	4,775	6	—	4,781
Mortgage-backed securities	6,038	53	(9)	6,082	5,512	59	(28)	5,543
Asset-backed securities	1,392	9	(6)	1,395	329	5	(8)	326
Corporate debt and other debt	16,525	200	(13)	16,712	14,831	89	(22)	14,898
Equities	1,018	55	(51)	1,022	1,293	45	(8)	1,330

	$39,500	$488	$(127)	$39,861	$41,391	$355	$(127)	$41,619

Realized gains and losses on sale of Available for sale securities

	2004	2003	2002
Realized gains	$146	$87	$82
Realized losses and writedowns	(64)	(68)	(194)

Gain (loss) on sale of Available for sale securities	$82	$19	$(112)

Fair value and unrealized losses position for Available for sale securities as at October 31, 2004

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses
Canadian government debt
Federal	$2,976	$5	$—	$—	$2,976	$5
U.S. government debt
Federal	299	1	206	10	505	11
State, municipal and agencies	2,701	22	444	10	3,145	32
Mortgage-backed securities	1,477	5	282	4	1,759	9
Asset-backed securities	618	2	28	4	646	6
Corporate debt and other debt	590	7	410	6	1,000	13
Equities	112	45	38	6	150	51

Total temporarily impaired securities	$8,773	$87	$1,408	$40	$10,181	$127

The unrealized losses for Canadian government debt, U.S. government debt, mortgage-backed securities and asset-backed securities were caused by increases in interest rates. The contractual terms of these investments either do not permit the issuer to settle the securities at a price less than the amortized costs of the investment, or permit prepayment of contractual amounts owing only with prepayment penalties assessed to recover interest foregone. As a result, it is not expected that these investments would be settled at a price less than the amortized cost. Unrealized losses for Corporate debt and other debt were caused by either increase in interest rates or credit rating downgrades in some cases, and we do not believe that it is probable that we will be unable to collect all amounts due according to the contractual terms of the investments. We have the ability and intent to hold these investments until there is a recovery of fair value, which may be at maturity. As a result, we do not consider these investments to be other-than-temporarily impaired as at October 31, 2004.

     Unrealized losses on equity securities are primarily due to the timing of the market prices, or the early years in the business cycle of the investees for certain investments. We do not consider these investments to be other-than-temporarily impaired as at October 31, 2004, as we have the ability and intent to hold them for a reasonable period of time until the recovery of fair value.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	89

NOTE 6 LOANS (1)

	2004	2003
Canada
Residential mortgage	$80,168	$73,978
Personal	30,415	26,445
Credit card	6,298	4,663
Business and government	32,120	28,669

	149,001	133,755

United States
Residential mortgage	3,227	4,096
Personal	5,849	5,015
Credit card	108	107
Business and government	17,210	17,423

	26,394	26,641

Other International
Residential mortgage	777	745
Personal	584	726
Credit card	50	46
Business and government	12,348	10,634

	13,759	12,151

Total loans (2)	189,154	172,547
Allowance for loan losses	(1,644)	(2,055)

Total loans net of allowance for loan losses	$187,510	$170,492

(1)	Includes all loans booked by location, regardless of currency or residence of borrower.

(2)	Loans are net of unearned income of $86 million (2003 — $113 million).

Loan maturities and rate sensitivity

	Maturity term (1)				Rate sensitivity
	Under	1 to 5	Over 5			Fixed	Non-rate-
As at October 31, 2004	1 year	years	years	Total	Floating	rate	sensitive	Total
Residential mortgage	$15,933	$63,730	$4,509	$84,172	$12,022	$72,004	$146	$84,172
Personal	26,810	8,004	2,034	36,848	30,176	6,483	189	36,848
Credit card	6,456	—	—	6,456	—	4,412	2,044	6,456
Business and government	50,184	8,399	3,095	61,678	28,058	32,696	924	61,678

Total loans	$99,383	$80,133	$9,638	189,154	$70,256	$115,595	$3,303	189,154
Allowance for loan losses				(1,644)				(1,644)

Total loans net of allowance for loan losses				$187,510				$187,510

(1)	Based on the earlier of contractual repricing or maturity date.

Non accrual loans

	2004	2003
Residential mortgage	$146	$131
Personal	189	235
Business and government	217	296

	552	662
Individually impaired business and government	707	1,083

	$1,259	$1,745

Allowance for individually impaired loans	$256	$479

Average balance of individually impaired loans (1)	$962	$1,388

(1)	For the year ended October 31, 2002, the average balance of individually impaired loans was $1,607 million.

Allowance for loan losses

	2004	2003	2002
Allowance for credit losses at beginning of year	$2,164	$2,314	$2,392

Charge-offs	(998)	(976)	(1,457)
Recoveries	212	170	198

Net charge-offs	(786)	(806)	(1,259)
Provision for credit losses	347	715	1,065
Adjustments	(11)	(59)	116

Allowance for credit losses at end of year	1,714	2,164	2,314
Allowance for off-balance sheet and other items (1)	(70)	(109)	(109)
Allowance for tax-exempt securities (1)	—	—	(2)

Allowance for loan losses at end of year	$1,644	$2,055	$2,203

(1)	The allowance for off-balance sheet and other items and allowance for tax-exempt securities is included in Other liabilities.

90	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 SECURITIZATIONS

The following table summarizes our new securitization activity for 2004, 2003 and 2002:

New securitization activity

	2004			2003			2002
		Residential	Commercial		Residential	Commercial		Residential	Commercial
	Credit	mortgage	mortgage	Credit	mortgage	mortgage	Credit	mortgage	mortgage
	card loans	loans (1)	loans	card loans	loans (1)	loans	card loans	loans (1)	loans
Securitized and sold	$–	$3,074	$486	$1,000	$610	$131	$–	$1,708	$–
Net cash proceeds received	–	3,035	497	1,000	607	135	–	1,691	–
Retained rights to future excess interest	–	75	–	9	24	–	–	71	–
Pre-tax gain on sale	–	36	11	9	21	4	–	54	–

(1)	Government guaranteed residential mortgage loans securitized during the year through the creation of mortgage-backed securities and retained were $1,903 million (2003 – $3,473 million; 2002 – $2,026 million). Retained mortgage-backed securities are classified as Available for sale.

Key assumptions (1)

	2004 (2)	2003		2002 (2)
	Residential	Credit	Residential	Residential
	mortgage	card	mortgage	mortgage
	loans	loans	loans	loans
Payment rate	12.00%	37.69%	12.00%	12.00%
Excess spread, net of credit losses	.74	5.74	1.17	1.20
Expected credit losses	–	1.64	–	–
Discount rate	3.83	10.00	4.11	4.75

(1)	All rates are annualized except the payment rate for credit card loans, which is monthly.

(2)	There were no credit card loan securitizations in 2004 and 2002.

The following table summarizes the loan principal, past due and net charge-offs for total loans reported on our Consolidated balance sheet and securitized loans that we manage as at October 31, 2004 and 2003:

Loans managed

	2004			2003
	Loan principal	Past due (1)	Net charge-offs	Loan principal	Past due(1)	Net charge-offs
Residential mortgage	$93,223	$245	$7	$85,031	$233	$10
Personal	36,848	233	257	32,186	287	305
Credit card	8,356	54	204	7,491	46	184
Business and government	61,678	946	354	56,726	1,401	336

Total loans managed (2)	200,105	1,478	822	181,434	1,967	835
Less: Loans securitized and managed (3)	10,951	–	36	8,887	–	29

Total loans reported on the Consolidated balance sheet	$189,154	$1,478	$786	$172,547	$1,967	$806

(1)	Includes nonaccrual loans as well as loans 90 days past due not yet classified as non accrual.

(2)	Excludes any assets we have temporarily acquired with the intent at acquisition to sell to special purpose entities.

(3)	Loan principal includes credit card loans of $1,900 million (2003– $2,675 million), mortgage-backed securities created and sold of $5,983 million (2003 – $2,936 million), mortgage-backed securities created and retained of $3,068 million (2003 – $3,276 million).

At October 31, 2004, key economic assumptions and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in key assumptions are shown in the first table on the next page.

     These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; generally, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

     The second table on the next page summarizes certain cash flows received from securitizations in 2004, 2003 and 2002.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	91

Sensitivity of key assumptions to adverse changes (1)

	Impact on fair value
	Credit	Residential
	card loans	mortgage loans
Fair value of retained interests	$13.3	$130.5
Weighted average remaining service life (in years)	.2	2.1
Payment rate	43.21%	12.00%
Impact on fair value of 10% adverse change	$(.8)	$(2.6)
Impact on fair value of 20% adverse change	(1.7)	(5.1)

Excess spread, net of credit losses	6.67%	.93%
Impact on fair value of 10% adverse change	$(1.3)	$(13.1)
Impact on fair value of 20% adverse change	(2.6)	(26.1)

Expected credit losses	1.53%	–
Impact on fair value of 10% adverse change	$(.4)	–
Impact on fair value of 20% adverse change	(.9)	–

Discount rate	10.00%	3.41%
Impact on fair value of 10% adverse change	$–	$(.4)
Impact on fair value of 20% adverse change	–	(.9)

(1)	All rates are annualized except for the credit card loans payment rate, which is monthly.

Cash flows from securitizations

	2004		2003		2002
		Residential		Residential		Residential
	Credit	mortgage	Credit	mortgage	Credit	mortgage
	card loans	loans	card loans	loans	card loans	loans
Proceeds reinvested in revolving securitizations	$10,028	$1,202	$7,843	$1,268	$8,512	$303
Cash flows from retained interests in securitizations	84	46	64	13	64	15

NOTE 8 VARIABLE INTEREST ENTITIES

The Financial Accounting Standards Board (FASB) Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R), defines a variable interest entity (VIE) as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. FIN 46R requires the Primary Beneficiary to consolidate a VIE and defines the Primary Beneficiary as the entity that is exposed to a majority of the VIE’s expected losses (as defined in FIN 46R) or entitled to a majority of the VIE’s expected residual returns (as defined in FIN 46R) or both. In addition, FIN 46R prescribes certain disclosures for VIEs that are not consolidated but in which we have a significant variable interest.

     The following table provides information about VIEs that we have consolidated or in which we have a significant variable interest:

		Maximum exposure
	Total assets as at	to loss as at
	October 31, 2004	October 31, 2004
VIEs in which we have a significant variable interest (1):
Multi-seller conduits we administer (2)	$25,608	$25,443
Third-party conduits	3,994	1,133
Structured finance VIEs	2,079	1,436
Investment funds	2,192	508
CDOs	999	12
Other	510	77

Consolidated VIEs (3):
Structured finance VIEs	$1,406
Investment funds	713
Repackaging VIEs	673
Compensation vehicles	206
Other	299

(1)	The maximum exposure to loss resulting from our significant variable interest in these variable interest entities (VIEs) consists mostly of investments, loans, liquidity facilities and fair value of derivatives with them.

(2)	Total assets represents maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31,2004. Actual assets held by these conduits as at October 31,2004, were $18,529 million.

(3)	The assets that support the obligations of the consolidated VIEs are reported on our Consolidated balance sheet primarily as follows: Interest-bearing deposits with banks of $94 million, Trading account securities of $1,330 million, Available for sale securities of $405 million, Business and government loans of $924 million and Other assets of $338 million. The compensation vehicles of $206 million hold our common shares, which are reported as Treasury stock. The obligation to provide common shares to employees is recorded as an increase to Additional paid-in capital as the expense for the corresponding stock-based compensation plan is recognized.

92	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 VARIABLE INTEREST ENTITIES (continued)

Multi-seller conduits

We administer multi-seller asset-backed commercial paper conduit programs (multi-seller conduits), which purchase financial assets from our clients and finance those purchases by issuing asset-backed commercial paper. Clients utilize multi-sellers to diversify their financing sources and to reduce funding costs. We restructured certain multi-seller conduits with commitments to purchase assets of $18,661 million in the first quarter of 2004 and, therefore, we were not required to consolidate them when we initially adopted FIN 46R. In the last quarter of 2004, we completed the restructuring of the remaining multi-seller conduits with commitments to purchase assets of $6,947 million and, thus, no longer consolidate these multi-seller conduits as at October 31, 2004. There was no net income impact from consolidation of these multi-seller conduits during the year; however, revenues and expenses each increased by $35 million. As part of the restructurings, an unrelated third party (the “expected loss investor”) agreed to absorb credit losses (up to a maximum contractual amount) that may occur in the future on the assets in the multi-seller conduits (the “multi-seller conduit first-loss position”) before us and the multi-seller conduit’s debt holders. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority of each multi-seller conduit’s expected losses when compared to us; therefore, we are not the Primary Beneficiary and are not required to consolidate these conduits under FIN 46R. However, we continue to hold a significant variable interest in these multi-seller conduits resulting from our provision of backstop liquidity facilities and partial credit enhancement and our entitlement to residual fees. The liquidity and credit enhancement facilities are also included and described in our disclosure on guarantees in Note 21.

Collateralized Debt Obligations

We act as collateral manager for several Collateralized Debt Obligation (CDO) entities, which invest in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. As part of this role, we are required to invest in a portion of the CDO’s first-loss tranche, which represents our exposure to loss. In most cases, our share of the first-loss tranche and the fees we earn as collateral manager do not expose us to a majority of the expected losses and we are therefore not the Primary Beneficiary of these CDOs. For this reason, we deconsolidated a previously consolidated CDO with assets of $361 million upon adoption of FIN 46R.

Repackaging VIEs

We use repackaging VIEs, which generally transform credit derivatives into cash instruments, to distribute credit risk and create unique credit products to meet investors’ specific requirements. We enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these VIEs as collateral for notes issued that do not meet sale recognition criteria under FASB Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140). We sometimes invest in the notes issued by these VIEs, which causes us to be the Primary Beneficiary requiring consolidation.

Structured finance VIEs

We finance VIEs that are part of transactions structured to achieve a desired outcome such as limiting exposure to specific assets, supporting an enhanced yield and meeting client requirements. Sometimes our interest in such a VIE exposes us to a majority of its expected losses, resulting in consolidation.

Investment funds

We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We are the Primary Beneficiary where our participation in the derivative or our investment in other funds exposes us to a majority of their respective expected losses.

Capital trusts

We continue to not consolidate RBC Capital Trust II, which was created in 2003 to issue Innovative Tier 1 capital of $900 million. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of the expected losses. We deconsolidated certain other capital trusts of approximately $150 million upon adoption of FIN 46R for similar reasons.

Securitization of our financial assets

We employ special purpose entities (SPEs) in the process of securitizing our assets, none of which has been consolidated at October 31, 2004, under FIN 46R. One entity is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, and our level of participation in each of the remaining SPEs relative to others does not expose us to a majority of the expected losses. For details on our securitization activities please refer to Note 7.

Mutual funds and assets administered in trust

Under FIN 46, we had originally concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns to which investors or beneficiaries are exposed, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

We continue to monitor developments, including additional interpretive guidance issued by standard setters, which affect our interpretation of FIN 46R.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	93

NOTE 9 PREMISES AND EQUIPMENT

	2004		2003
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Land	$149	$—	$149	$154
Buildings	608	304	304	331
Computer equipment	1,958	1,353	605	536
Furniture, fixtures and other equipment	1,068	716	352	280
Leasehold improvements	905	584	321	354

	$4,688	$2,957	$1,731	$1,655

The depreciation expense for premises and equipment amounted to $384 million, $380 million and $388 million in 2004, 2003 and 2002, respectively.

NOTE 10 OTHER ASSETS

	2004	2003
Receivable from brokers, dealers and clients	$14,906	$2,568
Non-cash collateral that can be sold or repledged	7,363	3,877
Investment in associated corporations	1,653	1,511
Accrued interest receivable	1,406	1,288
Insurance-related assets (1)	1,405	1,190
Net deferred income tax asset	679	883
Prepaid pension benefit cost (2)	571	138
Other	5,081	7,042

	$33,064	$18,497

(1)	Insurance-related assets include policy loan balances, premiums outstanding, deferred acquisition costs and value of business acquired.

(2)	Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.

NOTE 11 DEPOSITS

				2004	2003
	Demand (1)	Notice (2)	Term (3)	Total	Total
Personal	$12,731	$34,054	$66,224	$113,009	$106,709
Business and government	44,706	9,329	77,515	131,550	129,936
Bank (4)	2,493	57	24,466	27,016	23,873

	$59,930	$43,440	$168,205	$271,575	$260,518

Non-interest-bearing
Canada				$28,273	$24,388
United States				2,284	2,076
Other International				885	1,107
Interest-bearing
Canada (4)				141,177	130,135
United States				33,621	36,361
Other International				65,335	66,451

				$271,575	$260,518

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits are primarily chequing accounts.

(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.

(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2004, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $13.4 billion (2003 – $11.9 billion) and other notes and similar instruments in bearer form we have issued of $27.3 billion (2003 – $27.3 billion).

(4)	Includes a $900 million senior deposit note issued to RBC Capital Trust II (described in Note 14), which bears interest at an annual rate of 5.812% maturing on December 31, 2053. This note is redeemable, in whole or in part, on and after December 31, 2008, or earlier in certain circumstances, at our option, subject to the approval of the Superintendent of Financial Institutions Canada. It is convertible at any time at the option of RBC Capital Trust II into 40 of our First Preferred Shares Series U per $1,000 of note principal. RBC Capital Trust II will exercise the conversion right in circumstances in which holders of RBC TruCS Series 2013 exercise their holder exchange right to acquire our First Preferred Shares Series U.

94	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 OTHER LIABILITIES

	2004	2003
Payable to brokers, dealers and clients	$13,576	$3,241
Short-term borrowings of subsidiaries	11,180	7,842
Non-cash collateral that can be sold or repledged	7,363	3,877
Accrued interest payable	1,312	1,387
Accrued pension and other postretirement benefit expense (1)	930	1,092
Insurance-related liabilities	543	342
Dividends payable	347	313
Other	8,389	8,105

	$43,640	$26,199

(1)	Accrued pension and other postretirement benefit expense represents the cumulative excess of pension and other postretirement benefit expense over pension fund contributions.

NOTE 13 SUBORDINATED DEBENTURES

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of the Superintendent of Financial Institutions Canada.

	Earliest par value		Interest		Denominated in
Maturity	redemption date		rate		foreign currency		2004	2003
March 15, 2009			6.50%		US$	125	$152	$165
April 12, 2009		(1)	5.40%				—	350
June 11, 2009		(2)	5.10%				—	350
July 7, 2009		(3)	6.05%				—	175
October 12, 2009		(4)	6.00%				—	150
August 15, 2010	August 15, 2005	(5)	6.40%	(6)			688	700
February 13, 2011	February 13, 2006	(7)	5.50%	(6)			122	125
April 26, 2011	April 26, 2006	(8)	8.20%	(6)			77	100
September 12, 2011	September 12, 2006	(5)	6.50%	(6)			349	350
October 24, 2011	October 24, 2006	(9)	6.75%	(10)	US$	300	350	396
November 8, 2011	November 8, 2006	(11)		(12)	US$	400	488	526
June 4, 2012	June 4, 2007	(5)	6.75%	(6)			500	500
January 22, 2013	January 22, 2008	(13)	6.10%	(6)			497	500
January 27, 2014	January 27, 2009	(7)	3.96%	(6)			500	—
June 1, 2014	June 1, 2009	(14)	4.18%	(6)			1,000	—
November 14, 2014			10.00%				200	200
January 25, 2015	January 25, 2010	(15)	7.10%	(6)			498	500
April 12, 2016	April 12, 2011	(16)	6.30%	(6)			382	400
November 4, 2018	November 4, 2013	(17)	5.45%	(6)			1,000	—
June 8, 2023			9.30%				110	110
October 1, 2083		(18)		(19)			250	250
June 6, 2085		(18)		(20)	US$	300	365	396
June 18, 2103	June 18, 2009	(21)	5.95%	(22)			588	—

							8,116	6,243
Fair value adjustment (23)							406	338

							$8,522	$6,581

(1)	Redeemed on April 12, 2004, at par value.

(2)	Redeemed on June 11, 2004, at par value.

(3)	Redeemed on July 7, 2004, at par value.

(4)	Redeemed on October 12, 2004, at par value.

(5)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 5 basis points and (ii) par value, and thereafter at any time at par value.

(6)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers’ Acceptance rate.

(7)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.

(8)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(9)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on U.S. Treasury notes plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(10)	Interest at a rate of 6.75% until earliest par value redemption date, and thereafter at a rate of 1.00% above the U.S. dollar 6-month LIBOR.

(11)	Redeemable on the earliest par value redemption date at par value.

(12)	Interest at a rate of 50 basis points above the U.S. dollar 3-month LIBOR until earliest par value redemption date, and thereafter at a rate of 1.50% above the U.S. dollar 3-month LIBOR.

(13)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 18 basis points and (ii) par value, and thereafter at any time at par value.

(14)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 9 basis points and (ii) par value, and thereafter at any time at par value.

(15)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.

(16)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.

(17)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 14 basis points and (ii) par value, and thereafter at any time at par value.

(18)	Redeemable on any interest payment date at par value.

(19)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.

(20)	Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

(21)	Redeemable on June 18, 2009, or every fifth anniversary of such date at par value. Redeemable on any other date at the greater of par and the yield on a non-callable Government of Canada bond plus .21% if redeemed prior to June 18, 2014, or .43% if redeemed at any time after June 18, 2014.

(22)	Interest at a rate of 5.95% until earliest par value redemption date and every 5 years thereafter at the 5-year Government of Canada yield plus 1.72%.

(23)	The fair value adjustment reflects the adjustment to the carrying value of hedged subordinated debentures in fair value hedging relationships. The subordinated debentures specifically hedged have maturity dates ranging from August 15, 2010, to June 18, 2103.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	95

Maturity schedule

     The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

At October 31, 2004	Total
1 to 5 years	$152
5 to 10 years	4,710
Thereafter	3,660

Total	$8,522

NOTE 14 NON-CONTROLLING INTEREST IN SUBSIDIARIES

	2004	2003
Trust Capital Securities issued by RBC Capital Trust (1)	$1,434	$1,434
Other	90	40

	$1,524	$1,474

(1)	Including accrued distribution amounts.

We issue RBC Trust Capital Securities (RBC TruCS) through our consolidated subsidiary RBC Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario. The proceeds of the RBC TruCS are used to fund the Trust’s acquisition of trust assets. Upon consolidation, these RBC TruCS are reported as Non-controlling interest in subsidiaries. RBC Capital Trust II (Trust II), an open-end trust, is another entity that issues RBC TruCS, the proceeds of which are used to purchase a senior deposit note from us. Trust II is a variable interest entity under FIN 46R. We do not consolidate Trust II as we are deemed not to be its Primary Beneficiary. Therefore, the RBC TruCS issued by Trust II are not reported on our Consolidated balance sheet, but the senior deposit note is reported in Deposits (described in Note 11). Holders of RBC TruCS are eligible to receive semi-annual non-cumulative fixed cash distributions. Should the Trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares.

The terms of the RBC TruCS outstanding at October 31, 2004, were as follows:

				Redemption date	Conversion date
				At the option of	At the option
Issuer	Issuance date	Distribution date	Annual yield	the trust	of the holder (3)	Principal amount
RBC Capital Trust (1), (4)
650,000 Trust Capital Securities — Series 2010	July 24, 2000	June 30, December 31	7.288%	December 31, 2005	December 31, 2010	$650
750,000 Trust Capital Securities — Series 2011	December 6, 2000	June 30, December 31	7.183%	December 31, 2005	December 31, 2011	750

Total included in Non-controlling interest in subsidiaries						$1,400

RBC Capital Trust II (2), (4)
900,000 Trust Capital Securities — Series 2013	July 23, 2003	June 30, December 31	5.812%	December 31, 2008	Any time	$900

(1)	Subject to the approval of the Superintendent of Financial Institutions Canada (OSFI), the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS Series 2010 and Series 2011, without the consent of the holders.

(2)	Subject to the approval of OSFI, the Trust may, in whole or in part, on the Redemption date specified above, and on any Distribution date thereafter, redeem any outstanding RBC TruCS Series 2013, without the consent of the holders.

(3)	Holders of RBC TruCS Series 2010 and Series 2011 may exchange, on any Distribution date on or after the conversion date specified above, RBC TruCS Series 2010 and Series 2011 for 40 non-cumulative redeemable First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS Series 2013 may, at any time, exchange all or part of their holdings for 40 non-cumulative redeemable First Preferred Shares Series U, for each RBC TruCS Series 2013 held.

(4)	The RBC TruCS Series 2010 and 2011 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date at the holder’s option or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date at the holder’s option, as indicated above. The RBC TruCS Series 2013 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to December 31, 2013 or (ii) the Redemption Price if the redemption occurs on or after December 31, 2013. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for Series 2010 and Series 2011, respectively, and a maturity date of December 31, 2013, plus 23 basis points, for Series 2013.

96	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 SHARE CAPITAL

Authorized share capital

Preferred — An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $10 billion and $5 billion, respectively.

Common — An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding shares

	2004			2003			2002
	Number		Dividends	Number		Dividends	Number		Dividends
	of shares		declared	of shares		declared	of shares		declared
	(000s)	Amount	per share	(000s)	Amount	per share	(000s)	Amount	per share
First Preferred
Non-cumulative Series E (1)	—	$—	$—	—	$—	$—	—	$—	$3.06
US$ Non-cumulative Series I (1)	—	—	—	—	—	—	—	—	US .02
Non-cumulative Series J (1)	—	—	—	—	—	.90	12,000	294	1.78
US$ Non-cumulative Series K (1)	—	—	—	—	—	US .80	10,000	384	US 1.58
Non-cumulative Series N	12,000	293	1.18	12,000	293	1.18	12,000	293	1.18
Non-cumulative Series O	6,000	145	1.38	6,000	145	1.38	6,000	145	1.38
US$ Non-cumulative Series P	4,000	128	US 1.44	4,000	128	US 1.44	4,000	152	US 1.44
Non-cumulative Series S	10,000	247	1.53	10,000	247	1.53	10,000	247	1.53

		$813			$813			$1,515

Common
Balance at beginning of year	656,021	$6,999		665,257	$6,963		674,021	$6,926
Issued under the stock option plan (2)	3,328	124		5,303	190		5,211	175
Issued on the acquisition of Richardson Greenshields Limited (3)	—	—		—	—		318	15
Issuance costs, net of related income taxes	—	—		—	—		—	(1)
Purchased for cancellation	(14,601)	(157)		(14,539)	(154)		(14,293)	(152)

Balance at end of year	644,748	$6,966	$2.02	656,021	$6,999	$1.72	665,257	$6,963	$1.52

Treasury
Reclassified amounts	4,950	$(304)		—	—		—	—
Net purchases	85	(2)		—	—		—	—
Initial adoption of FIN 46R,
Consolidation of Variable Interest Entities	780	(42)		—	—		—	—

Balance at end of year	5,815	$(348)	—	—	—	—	—	—	—

(1)	On May 26, 2003, we redeemed First Preferred Shares Series J and K. On October 11, 2002, we redeemed First Preferred Shares Series I and E, respectively.

(2)	Includes the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $4 million (2003 – $3 million); and from renounced tandem SARs, net of related income taxes, of $2 million (2003 – $4 million).

(3)	During 2002, we exchanged 1,846,897 Class C shares issued by our wholly owned subsidiary, Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited for 318,154 common shares.

Terms of preferred shares

				Conversion dates
	Dividend	Redemption	Redemption	At the option of	At the option of
	per share (1)	date (2)	price (3)	the bank (2), (4)	the holder (5)
First Preferred
Non-cumulative Series N	$.293750	August 24, 2003	$26.00	August 24, 2003	August 24, 2008
Non-cumulative Series O	.343750	August 24, 2004	26.00	August 24, 2004	Not convertible
US$ Non-cumulative Series P	US .359375	August 24, 2004	US 26.00	August 24, 2004	Not convertible
Non-cumulative Series S	.381250	August 24, 2006	26.00	August 24, 2006	Not convertible

(1)	Non-cumulative preferential dividends on Series N, O, P and S are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2)	Subject to the consent of the Superintendent of Financial Institutions Canada (OSFI) and the requirements of the Bank Act (Canada) (the act), we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series N at a price per share of $26, if redeemed during the 12 months commencing August 24, 2003, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after August 24, 2007, and in the case of Series O and P at a price per share of C$26 and US$26, respectively, if redeemed during the 12 months commencing August 24, 2004, and decreasing by $.25 each 12-month period thereafter to a price per share of C$25 and US$25, respectively, if redeemed on or after August 24, 2008, and in the case of Series S at a price per share of $26 if redeemed during the 12 months commencing August 26, 2006, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2010.

(3)	Subject to the consent of OSFI and the requirements of the act, we may purchase First Preferred Shares for cancellation at a purchase price, in the case of the Series N, O, P and S at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series N, O, P and S into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5)	Subject to our right to redeem or to find substitute purchasers, the holder may, on or after the dates specified above, convert First Preferred Shares into our common shares. Series N may be converted, quarterly, into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	97

Restrictions on the payment of dividends

     We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

     In addition, we may not declare or pay a dividend without the approval of the Superintendent of Financial Institutions Canada (OSFI) if, on the day the dividend is declared, the total of all dividends in that year would exceed the aggregate of our net income up to that day and of our retained net income for the preceding two years.

     We have agreed that if RBC Capital Trust or RBC Capital Trust II fail to pay any required distribution on the capital trust securities in full, we will not declare dividends of any kind on any of our preferred or common shares.

     Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

     We have also agreed that if, on any day we report financial results for a fiscal quarter, (a) we report a cumulative consolidated net loss for the immediately preceding four quarters; and (b) during the immediately preceding fiscal quarter we fail to declare any cash dividends on all of our outstanding preferred and common shares, we may defer payments of interest on the Series 2014-1 Reset Subordinated Notes (matures on June 18, 2103). During any period while interest is being deferred, (i) interest will accrue on these notes but will not compound; (ii) we may not declare or pay dividends (except by way of stock dividend) on, or redeem or repurchase, any of its preferred or common shares; and (iii) we may not make any payment of interest, principal or premium on any debt securities or indebtedness for borrowed money issued or incurred by us that rank subordinate to these notes.

Normal course issuer bid

Details of common shares repurchased under normal course issuer bids during 2004, 2003 and 2002 are given below.

Regulatory capital

We are subject to the regulatory capital requirements defined by OSFI, which includes the use of Canadian GAAP. Two measures of capital strength established by OSFI, based on standards issued by the Bank for International Settlements, are risk-adjusted capital ratios and the assets-to-capital multiple.

     OSFI requires Canadian banks to maintain a minimum Tier 1 and Total capital ratio of 4% and 8%, respectively. However, OSFI has also formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of at least 7% and a Total capital ratio of at least 10%. At October 31, 2004, our Tier 1 and Total capital ratios were 8.9% and 12.4%, respectively (2003 –9.7% and 12.8%, respectively).

     In the evaluation of our assets-to-capital multiple, OSFI specifies that total assets, including specified off-balance sheet financial instruments, should be no greater than 23 times Total capital. At October 31, 2004, our assets-to-capital multiple was 18.1 times (2003 – 18.2 times).

Dividend reinvestment plan

We announced on August 27, 2004, the implementation of a dividend reinvestment plan for registered common shareholders. The plan provides registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares. The plan is only open to shareholders residing in Canada or the United States.

     The first dividend eligible for the plan was paid November 24, 2004, to shareholders of record on October 26, 2004. Management has the flexibility to fund the plan through open market share purchases or treasury issuances.

			2004			2003			2002
	Number of	Number of			Number of			Number of
	shares eligible	shares	Average		shares	Average		shares	Average
	for repurchase	repurchased	cost		repurchased	cost		repurchased	cost
	(000s)	(000s)	per share	Amount	(000s)	per share	Amount	(000s)	per share	Amount
June 24, 2004 – June 23, 2005	25,000	6,412	$60.56	$388	—	$—	$—	—	$—	$—
June 24, 2003 – June 23, 2004	25,000	8,189	61.54	504	5,910	59.30	350	—	—	—
June 24, 2002 – June 23, 2003	20,000	—	—	—	8,629	58.09	502	9,819	52.27	513
June 22, 2001 – June 21, 2002	18,000	—	—	—	—	—	—	4,474	56.02	251

		14,601	$61.11	$892	14,539	$58.58	$852	14,293	$53.45	$764

98	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 INCOME TAXES

	2004	2003	2002
Income taxes in Consolidated statement of income
Current
Canada – Federal	$639	$726	$681
Provincial	329	317	265
International	155	319	153

	1,123	1,362	1,099

Deferred
Canada – Federal	3	88	205
Provincial	8	34	70
International	60	(41)	41

	71	81	316

	1,194	1,443	1,415

Income taxes (recoveries) in Consolidated statement of changes in shareholders’ equity
Unrealized gains and losses on available for sale securities, net of hedging activities	42	(71)	(13)
Unrealized foreign currency translation gains and losses, net of hedging activities	328	1,064	100
Gains and losses on derivatives designated as cash flow hedges	(21)	13	39
Additional pension obligation	245	(113)	(155)
Issuance costs	—	(3)	—
Stock appreciation rights	3	5	22

	597	895	(7)

Total income taxes	$1,791	$2,338	$1,408

Deferred income taxes

	2004	2003
Deferred income tax asset (1)
Allowance for credit losses	$464	$505
Deferred compensation	310	338
Pension related	135	292
Business realignment charges	60	—
Tax loss carryforwards	29	35
Deferred income	176	166
Other	361	299

	1,535	1,635

Valuation allowance	(12)	(16)

	1,523	1,619

Deferred income tax liability
Premises and equipment	(192)	(14)
Deferred expense	(226)	(289)
Other	(426)	(433)

	(844)	(736)

Net deferred income tax asset	$679	$883

(1)	We have determined that it is more likely than not that the deferred income tax asset net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.

Reconciliation to statutory tax rate

	2004		2003		2002
Income taxes reported in Consolidated statement of income/effective tax rate
Income taxes at Canadian statutory tax rate	$1,453	35.0%	$1,672	36.4%	$1,702	38.5%
Increase (decrease) in income taxes resulting from Lower average tax rate applicable to subsidiaries	(224)	(5.4)	(179)	(3.9)	(244)	(5.5)
Tax-exempt income from securities	(54)	(1.3)	(44)	(1.0)	(39)	(.9)
Goodwill impairment	46	1.1	—	—	—	—
Tax rate change	(10)	(.2)	31	.7	33	.7
Other	(17)	(.4)	(37)	(.8)	(37)	(.8)

	$1,194	28.8%	$1,443	31.4%	$1,415	32.0%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a deferred tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries’ accumulated unremitted earnings were repatriated are estimated at $714 million as at October 31, 2004 (2003 – $728 million; 2002 – $841 million).

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	99

NOTE 17 INSURANCE OPERATIONS

Insurance claims and policy benefit liabilities

	2004	2003
Claims liabilities	$444	$665
Future policy benefits liabilities	8,908	7,965

Insurance claims and policy benefit liabilities	$9,352	$8,630

The effects of changes in Insurance claims and policy benefit liabilities are included in the Consolidated statement of income within Insurance policyholder benefits, claims and acquisition expense in the period in which the estimates are changed.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.

     Reinsurance amounts included in Non-interest income for the years ended October 31 are shown in the table below:

Net premiums

	2004	2003	2002
Gross premiums	$2,235	$2,562	$2,065
Ceded premiums	(564)	(986)	(501)

Net premiums	$1,671	$1,576	$1,564

Reinsurance recoverables include amounts related to paid benefits, unpaid claims, future policy benefits and certain policyholder contract deposits.

Reinsurance recoverables

	2004	2003
Claims paid	$90	$356
Future policy benefits	1,611	2,965

Reinsurance recoverables	$1,701	$3,321

100	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 PENSIONS AND OTHER POSTRETIREMENT BENEFITS

We offer a number of defined benefit and defined contribution plans, which provide pension and postretirement benefits to eligible employees.

     Components of the change in our plan assets, weighted average asset allocations by category and benefit obligations year over year are as follows:

Plan assets, benefit obligation and funded status

	Pension plans (1)		Other postretirement plans (2)
	2004	2003	2004	2003
Change in fair value of plan assets (3)
Opening fair value of plan assets	$4,657	$3,747	$—	$—
Actual return on plan assets	475	415	—	—
Company contributions	221	670	27	27
Plan participant contributions	24	23	2	1
Benefits paid	(284)	(263)	(29)	(28)
Business acquisitions	—	97	—	—
Change in foreign currency exchange rate	(26)	(32)	—	—

Closing fair value of plan assets	$5,067	$4,657	$—	$—

Change in benefit obligation
Opening benefit obligation	$5,282	$4,590	$1,379	$1,067
Service cost	136	120	48	39
Interest cost	330	306	91	80
Plan participant contributions	24	23	2	1
Actuarial loss (gain)	34	443	(61)	214
Benefits paid	(284)	(263)	(29)	(28)
Plan amendments and curtailments	20	—	—	1
Business acquisitions	—	123	—	18
Change in foreign currency exchange rate	(39)	(60)	(11)	(13)

Closing benefit obligation	$5,503	$5,282	$1,419	$1,379

Funded status
Excess of benefit obligation over plan assets	$(436)	$(625)	$(1,419)	$(1,379)
Unrecognized net actuarial loss	855	1,071	455	549
Unrecognized transition (asset) obligation	(17)	(19)	157	174
Unrecognized prior service cost	168	181	12	13
Contributions between September 30 and October 31	1	25	2	2
Other	—	(1)	—	—

Prepaid asset (accrued liability) as at October 31	$571	$632	$(793)	$(641)

Amounts recognized in the Consolidated balance sheet consist of:
Prepaid pension benefit cost	$571	$138	$—	$—
Accrued pension benefit expense	(137)	(451)	(793)	(641)
Intangible asset	35	175	—	—
Accumulated other comprehensive income (before taxes)	102	770	—	—

Net amount recognized as at October 31	$571	$632	$(793)	$(641)

Accumulated benefit obligation (1)	$5,036	$5,038	n.a.	n.a.

Weighted average assumptions to calculate benefit obligation
Discount rate	6.25%	6.25%	6.50%	6.50%
Rate of increase in future compensation	4.40%	4.40%	4.40%	4.40%

           Asset category

	Actual		Asset mix policy ranges
	2004	2003	Target	Range
Equity securities	59%	59%	60%	+/–10%
Debt securities	41	41	40	+/–10%

Total	100%	100%	100%

(1)	For pension plans with projected benefit obligations that were more than plan assets, the benefit obligation and fair value of plan assets for all these plans totalled $4,953 million (2003 –$4,991 million) and $4,437 million (2003 – $4,328 million), respectively. For all plans where the accumulated benefit obligation exceeds the value of the plan assets, the accumulated benefit obligation and the value of the assets were $790 million (2003 – $4,543 million) and $657 million (2003 – $4,067 million), respectively.

(2)	Includes postretirement health, dental and life insurance. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the postretirement health and life plans were 8% for medical and 5% for dental, decreasing to an ultimate rate of 4% in 2013.

(3)	Plan assets includes 680,400 (2003 – 525,342) Royal Bank of Canada common shares having a fair value of $41 million (2003 – $31 million). In addition, dividends amounting to $1.4 million (2003 – $1.1 million) were received on Royal Bank of Canada common shares held in the plan assets during the year.

Note: The measurement date used for financial reporting purposes of the pension plan assets and benefit obligation is September 30.

Overall expected long-term rate of return on assets assumption

The assumed expected rate of return on assets is determined by considering long-term expected returns on risk-free investments (primarily government bonds) and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on asset assumption for the portfolio. This resulted in the selection of an assumed expected rate of return of 7% for 2002 to 2005.

Investment policies and strategies

The Pension Plan Management Committee oversees the investment of plan assets. Pension assets are invested prudently over the long term in order to meet pension obligations, at a reasonable cost. The asset mix policy takes into consideration a number of factors including:

1.	Investment characteristics including expected return, volatilities, and correlations of both plan assets and plan liabilities.

2.	The plan’s tolerance for risk, which dictates the trade-off between increased short-term volatility and enhanced long-term expected returns.

3.	Diversification of plan assets, through the inclusion of several asset classes, to minimize the risk of large losses, unless it is clearly prudent not to do so.

4.	The liquidity and current return of the portfolio relative to the anticipated cash flow requirements of the plan.

5.	Actuarial factors such as membership demographics and future salary growth rates.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	101

Pension benefit expense

	2004	2003	2002
Service cost	$136	$120	$113
Interest cost	330	306	297
Expected return on plan assets	(315)	(300)	(300)
Amortization of transition asset	(2)	(2)	(2)
Amortization of prior service cost	32	31	32
Amortization of actuarial loss (gain)	84	15	(27)
Settlement loss	—	—	52
Other	—	—	(45)

Defined benefit pension expense	265	170	120
Defined contribution pension expense	64	67	61

Pension benefit expense	$329	$237	$181

Weighted average assumptions to calculate pension benefit expense
Discount rate	6.25%	6.75%	7.00%
Assumed long-term rate of return on plan assets	7.00%	7.00%	7.00%
Rate of increase in future compensation	4.40%	4.40%	4.40%

Other postretirement benefit expense

	2004	2003	2002
Service cost	$48	$39	$22
Interest cost	91	80	51
Amortization of transition obligation	17	17	17
Amortization of actuarial loss (gain)	32	24	—
Amortization of prior service cost	1	1	2

Other postretirement benefit expense	$189	$161	$92

Weighted average assumptions to calculate other postretirement benefit expense
Discount rate	6.50%	7.00%	7.25%
Rate of increase in future compensation	4.40%	4.40%	4.40%

2004 sensitivity of key assumptions

Pensions	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$181	$22
Impact of ..25% change in rate of increase in future compensation assumption	23	5
Impact of .25% change in the long-term rate of return on plan assets assumption	—	11

Postretirement	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$67	$8
Impact of ..25% change in rate of increase in future compensation assumption	2	—
Impact of 1.00% increase in health care cost trend rates	247	30
Impact of 1.00% decrease in health care cost trend rates	(194)	(28)

Benefit payments projection

		Other
		postretirement
	Pension plans	plans
2005	282	35
2006	292	38
2007	303	43
2008	314	47
2009	326	53
2010–2014	1,835	396

Note: Total contributions for the defined benefit pension plans and other postretirement benefit plans are expected to be approximately $169 million and $35 million, respectively, for 2005.

NOTE 19 STOCK BASED COMPENSATION

Stock option plans

We have two stock option plans – one for certain key employees and one for non-employee directors. On November 19, 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the non-employee plan. Under the employee plans, options are periodically granted to purchase common shares at prices not less than the market price of such shares on the day of grant. The options vest over a 4-year period for employees and are exercisable for a period not exceeding 10 years from the grant date.

     For options issued prior to October 31, 2002, that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

     Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options.

     Compensation expense for SARs is recognized using estimates based on past experience, of participants exercising SARs rather than the corresponding options. The compensation expense for these grants, which is amortized over the associated option’s vesting period, was $6 million for the year ended October 31, 2004 (2003 – $18 million; 2002 – $27 million).

102	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 STOCK-BASED COMPENSATION (continued)

Stock options

	2004		2003		2002
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
	(000s)	exercise price	(000s)	exercise price	(000s)	exercise price
Outstanding at beginning of year	24,803	$42.06	28,479	$39.54	30,158	$36.84
Granted	1,189	62.63	1,985	58.03	4,215	49.12
Exercised – Common shares	(3,328)	35.94	(5,303)	34.48	(5,211)	32.07
– SARs	(176)	41.35	(170)	37.35	(291)	34.01
Cancelled	(116)	47.86	(188)	47.55	(392)	38.37

Outstanding at end of year	22,372	$44.04	24,803	$42.06	28,479	$39.54

Exercisable at end of year	16,401	$40.43	15,415	$38.24	14,050	$36.07
Available for grant	13,215		14,309		16,105

Range of exercise prices

	Options outstanding			Options exercisable
	Number	Weighted	Weighted average	Number	Weighted
	outstanding	average	remaining	exercisable	average
	(000s)	exercise price	contractual life	(000s)	exercise price
$14.46–$15.68	117	$15.68	2.0	117	$15.68
$24.80–$28.25	1,183	26.27	5.1	1,183	26.27
$30.00–$39.64	9,279	36.61	5.2	9,279	36.61
$43.59–$49.36	8,671	49.14	7.4	5,323	49.13
$50.00–$59.35	1,939	57.96	9.0	492	57.90
$60.00–$62.63	1,183	62.63	10.0	7	62.63

Total	22,372	$44.04	6.6	16,401	$40.43

Fair value method

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123), recommends the recognition of an expense for option awards using the fair value method of accounting. It permits the use of the intrinsic value based method, Accounting Principles Board Opinions No. 25, Accounting for Stock Issued to Employees (APB 25), provided pro forma disclosures of net income and earnings per share applying the fair value method are made. For options with SARs attached, FAS 123 recommends the recognition of an intrinsic value based expense for the entire award. We adopted the recommendations of FAS 123 prospectively for new awards granted after November 1, 2002. The fair value compensation expense recorded for the year ended October 31, 2004, in respect of these plans was $9 million (2003 – $6 million).

We have provided pro forma disclosures, which demonstrate the effect as if we had adopted the recommended recognition provisions of FAS 123 in 2004, 2003 and 2002 for awards granted before 2003 as indicated below:

Pro forma net income and earnings per share

	As reported (1)			Pro forma (2)
	2004	2003	2002	2004	2003	2002
Net income	$2,839	$3,036	$2,898	$2,809	$2,990	$2,856
Earnings per share	4.31	4.47	4.16	4.27	4.40	4.09
Diluted earnings per share	4.25	4.42	4.12	4.21	4.35	4.06

(1)	Basic and diluted earnings per share for 2003 have been restated to reflect a reduction of one cent per share as a result of adopting EITF 03-6 during 2004. See Note 1 for details.

(2)	Compensation expense under the fair value method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.

The fair value of options granted during 2004 was estimated on the date of grant using an option pricing model with the following assumptions:

(i)	risk-free interest rate of 4.22% (2003 – 4.61%; 2002 – 4.89%),

(ii)	expected option life of six years (2003 – six years; 2002 – six years),

(iii)	expected volatility of 18% (2003 – 20%; 2002 – 20%) and

(iv)	expected dividends of 2.90% (2003 – 2.95%; 2002 – 2.90%). The fair value of each option granted was $10.93 (2003 – $11.60; 2002 – $10.02).

Employee share ownership plans

We offer many employees an opportunity to own our shares through RBC savings and share ownership plans. Under these plans, the employee can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in common shares. For the RBC Dominion Securities Savings Plan our maximum annual contribution is $4,500 per employee. For the RBC UK Share Incentive Plan our maximum annual contribution is £1,500 per employee. We contributed $54 million (2003 – $55 million; 2002 – $49 million), under the terms of these plans, towards the purchase of common shares. As at October 31, 2004, an aggregate of 17,905,473 common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives and non-employee directors. Under these plans, each executive or director may choose to receive all or a percentage of their annual incentive bonus or directors’ fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the fiscal year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs as at October 31, 2004, was $111 million (2003 – $105 million; 2002 – $73 million). The share appreciation and dividend-related compensation expense recorded for the year ended October 31, 2004, in respect of these plans was $4 million (2003 – $16 million; 2002 – $16 million).

     We have a deferred bonus plan for certain key employees within RBC Capital Markets. Under this plan, a percentage of each employee’s annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	103

the three following year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus as at October 31, 2004, was $241 million (2003 – $215 million; 2002 – $187 million). The share appreciation and dividend-related compensation expense for the year ended October 31, 2004, in respect of this plan was $4 million (2003 –$22 million; 2002 – $20 million).

     We offer deferred share plans to certain key employees within RBC Investments with various vesting periods up to a maximum of five years. Awards under some of these plans may be deferred in the form of common shares, which are held in trust, or DSUs. The participant is not allowed to convert the DSU until retirement, permanent disability or termination of employment. The cash value of DSUs is equivalent to the market value of common shares when conversion takes place. Certain plans award share units that track the value of common shares with payout in cash at the end of a maximum five-year term. The value of deferred shares held in trust as at October 31, 2004, was $59 million (2003 – $58 million; 2002 – $34 million). The value of the various share units as at October 31, 2004, was $20 million (2003 – $26 million; 2002 – $10 million). The stock-based compensation expense recorded for the year ended October 31, 2004, in respect of these plans, was $14 million (2003 – $30 million; 2002 – $32 million).

     We offer a performance deferred share plan to certain key employees. The performance deferred share award is made up of 50% regular shares and 50% performance shares, all of which vest at the end of three years. At the time the shares vest, the performance shares can be increased or decreased by 50% depending on our total shareholder return compared to 20 North American financial institutions. The value of common shares held as at October 31, 2004, was $195 million (2003 – $102 million; 2002 – $34 million). Compensation expense of $70 million (2003 – $33 million; 2002 – $11 million) was recognized for the year ended October 31, 2004, in respect of this award.

     We offer a mid-term compensation plan to certain senior executive officers. Awards under this program are converted into share units equivalent to common shares. The share units vest over a three-year period in equal installments of one-third per year. The units have a value equal to the market value of common shares on each vesting date and are paid in either cash or common shares at our option. No awards have been made under this program since 2001. The value of the share units as at October 31, 2004 was nil (2003 – $9 million; 2002 – $16 million). The compensation expense recorded for the year ended October 31, 2004, in respect of this plan was nil (2003 – $5 million; 2002 – $12 million).

     We maintain a non-qualified deferred compensation plan for key employees in the United States under an arrangement called the RBC US Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include a share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions. All matching contributions are allocated to the RBC share unit fund. The value of the RBC share units held under the plan as at October 31, 2004, was $159 million (2003 – $111 million; 2002 – $70 million). The compensation expense recorded for the year ended October 31, 2004, was $24 million (2003 – $10 million; 2002 –$12 million). On the acquisition of Dain Rauscher, certain key employees of Dain Rauscher were offered retention unit awards totalling $318 million in award value to be paid out evenly over expected service periods of between three and four years. Payments to participants of the plan are based on the market value of common shares on the vesting date. The liability under this plan was $36 million as at October 31, 2004 (2003 – $100 million; 2002 – $151 million). The compensation expense recorded for the year ended October 31, 2004, in respect of this plan was $16 million (2003 – $63 million; 2002 – $74 million).

     For other stock-based plans, compensation expense of $4 million was recognized for the year ended October 31, 2004 (2003 – $8 million; 2002 – $19 million). The value of the share units and shares held under these plans as at October 31, 2004, was $13 million (2003 – $13 million; 2002 – $10 million).

     The information provided earlier in this section excludes the impact of derivatives, which we use to mitigate our exposure to volatility in the price of our common shares under many of these deferred share plans.

NOTE 20 EARNINGS PER SHARE

	2004	2003(3)	2002
Basic earnings per share
Net income	$2,839	$3,036	$2,898
Preferred share dividends	(45)	(68)	(98)
Undistributed earnings allocated to participating contracts	(8)	(6)	(4)

Net income after participating contracts and preferred dividends	$2,786	$2,962	$2,796

Average number of common shares (in thousands)	646,023	662,080	672,571

	$4.31	$4.47	$4.16

Diluted earnings per share
Net income after participating contracts and preferred dividends	$2,786	$2,962	$2,796
Adjustment for participating contracts included in diluted common shares	4	—	—

Net income adjusted for diluted computation	$2,790	$2,962	$2,796

Average number of common shares (in thousands)	646,023	662,080	672,571
Convertible Class B and C shares (1)	—	—	14
Stock options (2)	6,614	7,545	6,568
Issuable under other stock-based compensation plans	3,410	—	—

Average number of diluted common shares (in thousands)	656,047	669,625	679,153

	$4.25	$4.42	$4.12

(1)	The convertible shares included the Class B and C shares issued by our wholly owned subsidiary Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited on November 1, 1996. The outstanding Class B shares were all exchanged into Royal Bank of Canada common shares in 2001 and the remaining Class C shares were exchanged for common shares on November 9, 2001. The price of the Class C shares was determined based on our average common share price during the 20 days prior to the date the exchange was made. In 2002, 1,846,897 Class C shares were exchanged for 318,154 common shares.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of our common shares for the period. Excluded from the calculation of diluted earnings per share were average options outstanding of 1,087,188 with an exercise price of $62.63 (2003 – 25,205 at $59.35; 2002 – 9,761 at $53.76) as the options’ exercise price was greater than the average market price of our common shares.

(3)	Basic and diluted earnings per share for 2003 have been restated to reflect a reduction of one cent per share as a result of adopting EITF 03-6 during 2004. See Note 1 for details.

104	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee pursuant to Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     The table below summarizes significant guarantees we have provided to third parties.

Maximum potential amount of future payments

2004
Credit derivatives/written put options (1)	$32,342
Backstop liquidity facilities	24,464
Financial standby letters of credit/performance guarantees	14,138
Stable value products (1)	7,709
Credit enhancements	3,935
Mortgage loans sold with recourse	296

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. FIN 45 defines guarantees to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client. We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract and can range up to 15 years. We enter into written put options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity based contracts, and certain commodity based contracts. The term of these options varies based on the contract and can range up to five years.

     Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ term can range up to one year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.

     Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to eight years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. The carrying value includes amounts representing deferred revenue to be recognized in income over the life of the contract.

     We sell stable value products that offer book value protection primarily to plan sponsors of Employee Retirement Income Security Act (ERISA)-governed pension plans such as 401(k) plans, 457 plans, etc. The book value protection is provided on portfolios of intermediate/ short-term investment grade fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds when market value is below book value. We retain the option to exit the contract at any time.

     We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third-party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and four years.

     Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.

     At October 31, 2004, we have accrued $202 million in our Consolidated balance sheet in respect to the above guarantees.

     In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Financial instruments with contractual amounts representing credit risk

The primary purpose of these commitments is to ensure that funds are available to a client as required. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

     Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

     In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loan at all times.

     Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances or letters of credit.

     Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

     A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	105

Financial instruments with contractual amounts representing credit risk

	2004	2003
Documentary and commercial letters of credit	$592	$2,014
Securities lending	27,055	17,520
Commitments to extend credit
Original term to maturity of 1 year or less	45,682	40,432
Original term to maturity of more than 1 year	28,912	28,182
Uncommitted amounts	60,972	59,801
Note issuance/revolving underwriting facilities	23	24

	$163,236	$147,973

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are shown below.

Lease commitments

2005	$405
2006	374
2007	312
2008	265
2009	233
Thereafter	829

$2,418

Litigation

Enron Corp. (Enron) litigation

Royal Bank of Canada and certain related entities are defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities are also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities are named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

     It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for any particular period.

Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in 2004 by $74 million.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Pledged assets

Details of assets pledged against liabilities, including amounts that cannot be sold or repledged by the secured party, are shown in the following table:

Pledged assets

	2004	2003
Assets pledged to:
Foreign governments and central banks	$1,172	$1,220
Clearing systems, payment systems and depositories	1,257	1,055
Assets pledged in relation to:
Derivative transactions	3,759	2,415
Securities borrowing and lending	32,620	29,377
Obligations related to securities sold under repurchase agreements	21,705	23,735
Other	3,298	2,575

	$63,811	$60,377

106	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 GUARANTEES, COMMITMENTS AND CONTINGENCIES (continued)

Collateral

At October 31, 2004, the approximate market value of collateral accepted that may be sold or repledged by us was $63.5 billion (2003 – $63.1 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $28.2 billion (2003 – $40.4 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

NOTE 22 DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Derivative product types

Interest rate derivatives

     Interest rate futures and forwards (forward rate agreements) are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a future date at a specified price. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Interest rate swaps are over-the-counter contracts in which two counterparties exchange interest payments based on rates applied to a notional amount.

     Interest rate options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified amount of an interest-rate sensitive financial instrument at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Foreign exchange derivatives

     Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.

     Foreign currency options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified quantity of one foreign currency in exchange for another at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Credit derivatives

     Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.

     Credit default swaps provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment related to the deterioration in the value of the referenced asset. Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

     Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.

Equity derivatives

Equity futures and forwards are contractual obligations to buy or sell a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a specified future date. Forward contracts are effectively tailor-made agreements that are transacted between counter-parties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Equity swaps are over-the-counter contracts in which one counter-party agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

     Equity options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified quantity of an underlying equity index, a basket of stocks or a single stock at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Other derivative products

We also transact in other derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets. Certain warrants and loan commitments that meet the definition of derivative are also included as derivative instruments.

Derivatives held or issued for trading purposes

Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. We do not deal, to any significant extent, in leveraged derivative transactions. These transactions contain a multiplier which, for any given change in market prices, could cause the change in the transaction’s fair value to be significantly different from the change in fair value that would occur for a similar derivative without the multiplier.

Derivatives held or issued for non-trading purposes

We also use derivatives in connection with our own asset/liability management activities, which include hedging and investment activities.

     Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities. Purchased interest rate options are

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	107

used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio.

     Certain derivatives are specifically designated and qualify for hedge accounting. The purpose of hedge accounting is to minimize significant unplanned fluctuations in earnings and cash flows caused by changes in interest rates or exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in cash flows. In a fair value hedge, changes in fair value of the derivatives will substantially offset the changes in fair value of the hedged asset or liability. In a cash flow hedge, derivatives linked to the assets and liabilities will reduce the variability of cash flows. In a hedge of the net investment of foreign subsidiaries, derivatives will mitigate foreign exchange gains and losses on currency translation.

     We may also choose to enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.

Fair value hedge

For the year ended October 31, 2004, the ineffective portions recognized in Non-interest income amounted to a net unrealized loss of $4 million (2003 – $9 million gain). All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness.

     We did not hedge any firm commitments for the year ended October 31, 2004.

Cash flow hedge

For the year ended October 31, 2004, a net unrealized loss of $147 million (2003 – $57 million) was recorded in Other comprehensive income for the effective portion of changes in fair value of derivatives designated as cash flow hedges. The amounts recognized as Other comprehensive income are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in cash flows of the hedged item. A net loss of $59 million (2003 – $80 million) was reclassified to Net income during the year. A net loss of $77 million (2003 – $40 million) deferred in Accumulated other comprehensive income as at October 31, 2004, is expected to be reclassified to Net income during the next 12 months.

     For the year ended October 31, 2004, a net unrealized loss of $20 million (2003 – $43 million gain) was recognized in Non-interest income for the ineffective portions of cash flow hedges. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

     We did not hedge any forecasted transactions for the year ended October 31, 2004.

Hedges of net investments in foreign operations

For the year ended October 31, 2004, we experienced foreign currency losses of $1,336 (2003 – $2,988 million) related to our net investments in foreign operations, which were offset by gains of $678 (2003 – $2,149 million) related to derivative and non-derivative instruments designated as hedges of this currency exposure. The net foreign currency gains (losses) are recorded as a component of Other comprehensive income.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. This market value is referred to as replacement cost since it is an estimate of what it would cost to replace transactions at prevailing market rates if a default occurred.

     For internal risk management purposes, the credit equivalent amount arising from a derivative transaction is defined as the sum of the replacement cost plus an add-on that is an estimate of the potential change in the market value of the transaction through to maturity. The add-on is determined by statistically based models that project the expected volatility of the variable(s) underlying the derivative, whether interest rate, foreign exchange rate, equity or commodity price. Both the replacement cost and the add-on are continually re-evaluated over the life of each transaction to ensure that sound credit risk valuations are used. The risk-adjusted amount is determined by applying standard measures of counterparty risk to the credit equivalent amount.

     Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. The two main categories of netting are close-out netting and settlement netting. Under the close-out netting provision, if the counterparty defaults, we have the right to terminate all transactions covered by the master netting agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed by either the counterparty or us. Under the settlement netting provision, all payments and receipts in the same currency and due on the same day between specified branches are netted, generating a single payment in each currency, due either by us or the counterparty. We actively encourage counterparties to enter into master netting agreements. However, measurement of our credit exposure arising out of derivative transactions is not reduced to reflect the effects of netting unless the enforceability of that netting is supported by appropriate legal analysis as documented in our policy. The replacement cost of our derivatives before and after factoring in the impact of master netting agreements is $40 billion and $16 billion, respectively (2003 – $37 billion and $13 billion) at October 31, 2004. These amounts exclude fair value of $266 million (2003 – $82 million) relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risks. Fair value of $56 million (2003 – $92 million) relating to certain warrants, loan commitments and embedded derivatives that meet the definition of derivatives for financial reporting are also excluded.

     To further manage derivative-related counterparty credit exposure, we enter into agreements containing mark-to-market cap provisions with some counterparties. Under such provisions, we have the right to request that the counterparty pay down or collateralize the current market value of its derivatives position with us. The use of collateral is a significant credit mitigation technique for managing bank and broker-dealer derivative-related credit risk.

     We subject our derivative-related credit risks to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies. During 2004 and 2003, neither our actual credit losses arising from derivative transactions nor the level of impaired derivative contracts were significant.

108	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The concentrations described below are within limits as established by management.

					2004
							Other
			United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total
On-balance sheet assets (1)	$175,149	76%	$30,739	13%	$20,259	9%	$4,053	2%	$230,200

Off-balance sheet credit instruments (2)
Committed and uncommitted (3)	$54,979	41%	$49,099	36%	$21,850	16%	$9,638	7%	$135,566
Other	25,503	55	13,597	30	7,013	15	177	—	46,290
Derivatives before master netting agreement (4)	9,968	25	9,951	25	18,324	45	1,891	5	40,134

	$90,450	41%	$72,647	33%	$47,187	21%	$11,706	5%	$221,990

[Additional columns below]

[Continued from above table, first column(s) repeated]

					2003
							Other
			United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total
On-balance sheet assets (1)	$157,838	73%	$30,872	14%	$21,930	10%	$4,139	3%	$214,779

Off-balance sheet credit instruments (2)
Committed and uncommitted (3)	$59,353	46%	$41,949	33%	$22,845	18%	$4,268	3%	$128,415
Other	18,449	50	14,791	40	3,704	10	156	—	37,100
Derivatives before master netting agreement (4)	7,732	21	10,081	27	17,462	48	1,412	4	36,687

	$85,534	42%	$66,821	33%	$44,011	22%	$5,836	3%	$202,202

(1)	Includes assets purchased under reverse repurchase agreements, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 41% (2003 – 38%) and British Columbia at 10% (2003 – 11%). No industry accounts for more than 10% of total on-balance sheet credit instruments.

(2)	Represents financial instruments with contractual amounts representing credit risk.

(3)	Of the commitments to extend credit, the largest industry concentration relates to financial institutions of 37% (2003 – 39%), government of 13% (2003 – 16%), mining and energy of 11% (2003 – 12%), transportation of 4% (2003 – 6%), wholesale of 4% (2003 – 4%) and manufacturing of 3% (2003 – 3%).

(4)	The largest concentration by counterparty type of this credit risk exposure is with banks at 66% (2003 – 66%).

NOTE 24 ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values disclosed below are designed to approximate values at which these instruments could be exchanged in a current transaction between willing parties. However, many of the financial instruments lack an available trading market and therefore, fair values are based on estimates using net present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Therefore, the aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the instruments.

     The estimated fair values disclosed below do not reflect the value of assets and liabilities that are not considered financial instruments such as premises and equipment.

Financial assets and liabilities

		2004			2003
		Estimated			Estimated
	Book value	fair value	Difference	Book value	fair value	Difference
Financial assets
Cash and deposits with banks	$9,994	$9,994	$—	$5,979	$5,979	$—
Securities	127,496	127,496	—	128,338	128,338	—
Assets purchased under reverse repurchase agreements	34,862	34,862	—	36,289	36,289	—
Loans (net of allowance for loan losses)	187,510	188,986	1,476	170,492	172,306	1,814
Other assets	79,459	79,459	—	63,437	63,437	—
Financial liabilities
Deposits	271,575	272,437	(862)	260,518	261,834	(1,316)
Other liabilities	94,838	94,838	—	72,237	72,237	—
Subordinated debentures	8,522	8,453	69	6,581	6,587	(6)

Methodologies and assumptions used to estimate fair values of financial instruments

Loans

The fair value of the business and government loans portfolio is based on an assessment of two key risks as appropriate; interest rate risk and credit risk. Fair value is determined under a discounted cash flow methodology using a discount rate based on interest rates currently charged for new loans with similar terms and remaining maturities, adjusted for a credit risk factor, which is reviewed at least annually. Fair value of the consumer loan portfolio is based on a discounted cash flow methodology adjusted principally for prepayment risk. For certain variable rate loans that reprice frequently and loans without a stated maturity, fair values are assumed to be equal to carrying values.

Securities

The fair values of securities are provided in the Securities note to the consolidated financial statements (Note 5). These are based on quoted market prices, when available. If quoted market prices are not available, fair values are estimated using quoted market prices of similar securities.

ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS	U.S. GAAP ROYAL BANK OF CANADA	109

Deposits

The fair values of fixed rate deposits with a fixed maturity are determined by discounting the expected future cash flows, using market interest rates currently offered for deposits of similar terms and remaining maturities (adjusted for early redemptions where appropriate). The fair values of deposits with no stated maturity or deposits with floating rates are assumed to be equal to their carrying values.

Derivative financial instruments

The fair value of derivatives is equal to the book value. The fair values are determined using various methodologies. For exchange-traded instruments, fair value is based on quoted market prices, where available. For non-exchange-traded instruments or where no quoted market prices are available, fair value is based on prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate, incorporating primarily observable market data.

Other assets/liabilities

The carrying values of Other assets and Other liabilities approximate their fair values.

Subordinated debentures

The fair values of subordinated debentures are based on quoted market prices for similar issues, or current rates offered to us for debt of the same remaining maturity.

Financial instruments valued at carrying value

Due to their short-term nature, the fair value of Cash and deposits with banks and Assets purchased under reverse repurchase agreements are assumed to approximate carrying value.

NOTE 25 BUSINESS REALIGNMENT CHARGES

On September 9, 2004, the Board of Directors approved a realignment of our organizational structure effective November 1, 2004. The objectives of the business realignment are to accelerate revenue growth, reduce costs and to streamline and improve the efficiency of our operations in order to better serve our clients. A key aspect of the realignment involves reorganizing our existing five segments into the following three, effective November 1, 2004:

•	a Canadian personal and business segment, which combines our Canadian banking, investments and global insurance businesses, including Canadian, U.S. and international insurance operations;

•	a U.S. and international segment, which includes banking and investments in the U.S., banking and brokerage in the Caribbean, and Global Private Banking internationally; and

•	a global capital markets segment that includes corporate banking, which serves corporate and larger commercial clients.

During the fourth quarter, we began executing the other key initiatives of the business realignment, which comprise staff reductions and reducing occupancy costs. We expect the majority of these realignment initiatives to be completed during fiscal 2005 although certain lease obligations extend beyond that time.

Business realignment charges

	Employee-related	Premises-related	Other	Total
	charges	charges	charges	charges
Realignment charges	$166	$13	$13	$192
Cash payments	—	—	—	—

Balance at October 31, 2004	$166	$13	$13	$192

At October 31, 2004, we recorded aggregate pre-tax business realignment charges of $192 million, of which $166 million relates to severance costs for 1,660 employee positions. The distribution of the employee positions across the segments is as follows: Banking – 1,030; Investments – 88; Insurance – 145; Capital Markets – 113; Global Services – 10; Other – 274. Geographically, 1,120 positions relate to Canada, 477 to the U.S. and 63 Other International. Approximately 40 employees were notified by October 31, 2004.

     We are in the process of closing 38 of RBC Mortgage Company’s (RBC Mortgage) 213 branches in the United States. In addition, in January 2005, the Chicago headquarters of RBC Mortgage will be closed and the operations transferred to our Houston office. We have included in our business realignment charges the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee. We have also expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs. An additional 9 RBC Mortgage branches and 10 of RBC Centura Banks’ 275 branches are scheduled to be closed in fiscal 2005. The premises-related costs associated with these closures will be recorded in fiscal 2005.

     We engaged a professional services firm to provide us with strategic and organizational advice with respect to the business realignment initiatives. A charge of $13 million for these services is recorded in Other charges in the above table.

     At October 31, 2004, business realignment charges to be paid in future periods were $192 million and are recorded in Other liabilities on the Consolidated balance sheet. The total business realignment charges for each segment are disclosed in Note 3. As at October 31, 2004, the premises-related costs and the other costs pertain to the RBC Banking and Other segments, respectively.

110	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 SUBSEQUENT EVENTS

The following significant event occurred subsequent to October 31, 2004, and prior to the issuance of our 2004 consolidated financial statements.

     On November 23, 2004, we agreed to sell Liberty Insurance Services Corp. (LIS) to IBM. The sale, which is expected to close by December 31, 2004, subject to the satisfaction of customary conditions including the receipt of regulatory approvals, will result in the transfer of approximately 700 LIS employees to IBM. The total assets and liabilities of LIS are immaterial to RBC Insurance and the sale is expected to result in a nominal gain. In connection with the sale agreement, we entered into a long-term services agreement with IBM whereby it will perform certain processing and management functions for the U.S. operations of RBC Insurance.

116	U.S. GAAP ROYAL BANK OF CANADA	ANNUAL REPORT 2004 > CONSOLIDATED FINANCIAL STATEMENTS

QUARTERLY HIGHLIGHTS

		2004
(C$ millions, except per share and percentage amounts)	Q4	Q3	Q2	Q1	Q4
Consolidated statement of income
Net interest income	$1,725	$1,717	$1,602	$1,640	$1,592
Non-interest income	2,673	2,688	2,750	2,555	2,657
Provision for credit losses	(97)	(125)	(153)	28	(137)
Insurance policyholder benefits, claims and acquisition expense	(414)	(422)	(343)	(330)	(386)
Non-interest expense	(2,790)	(2,720)	(2,729)	(2,781)	(2,582)
Business realignment charges	(192)	–	–	–	—
Goodwill impairment	(130)	–	–	–	—
Income taxes	(235)	(342)	(328)	(289)	(316)
Non-controlling interest	(36)	(28)	(25)	(30)	(24)

Net income	$504	$768	$774	$793	$804

Earnings per share (1)
Basic	$.77	$1.17	$1.17	$1.20	$1.20
Diluted	.76	1.15	1.16	1.18	1.19
Performance ratios
Return on common equity	11.0%	16.8%	17.3%	18.1%	18.0%
Return on assets	.44	.66	.69	.73	.78
Return on assets after preferred dividends	.43	.65	.68	.72	.77
Net interest margin (2)	1.51	1.48	1.43	1.51	1.55
Non-interest income as a % of total revenues	60.8	61.0	63.2	60.9	62.5
Consolidated balance sheet
Assets
Cash, deposits with banks and securities	$137,490	$148,032	$147,215	$146,887	$134,317
Assets purchased under reverse repurchase agreements	34,862	37,988	37,187	32,612	36,289
Residential mortgage loans	84,172	82,211	80,201	78,577	78,819
Personal loans	36,848	38,947	37,701	36,057	32,186
Credit card loans	6,456	7,158	6,739	6,225	4,816
Business and government loans	61,678	65,955	65,877	63,334	56,726
Allowance for loan losses	(1,644)	(1,693)	(1,739)	(1,846)	(2,055)
Other assets	87,820	76,768	82,616	80,598	71,493

	$447,682	$455,366	$455,797	$442,444	$412,591

Liabilities and shareholders’ equity
Deposits – Canada	$169,450	$168,076	$164,182	$156,746	$154,523
Deposits – International	102,125	110,093	108,020	109,134	105,995
Other liabilities	147,686	148,193	154,392	148,857	125,901
Subordinated debentures	8,522	8,730	8,803	8,031	6,581
Non-controlling interest in subsidiaries	1,524	1,569	1,585	1,493	1,474
Total equity	18,375	18,705	18,815	18,183	18,117

	$447,682	$455,366	$455,797	$442,444	$412,591

Selected average balances and off-balance sheet data
Averages (3)
Assets	$454,300	$462,200	$457,100	$432,000	$406,500
Loans and acceptances	201,480	199,833	192,745	178,860	178,924
Deposits	273,591	272,632	267,254	262,025	252,314
Common equity	17,826	17,914	17,891	17,132	17,454
Total equity	18,639	18,727	18,703	17,944	18,271
Assets under administration	1,610,200	1,612,400	1,620,200	1,575,700	1,483,900
Assets under management	93,500	95,600	95,200	92,300	88,900
Provision for credit losses
Allocated specific	$122	$125	$153	$122	$137
Allocated general	(11)	18	(24)	(130)	7

Total allocated	111	143	129	(8)	144
Unallocated	(14)	(18)	24	(20)	(7)

Total	$97	$125	$153	$(28)	$137

Nonaccrual loans as a % of loans and acceptances	.64%	.71%	.83%	.95%	.98%
Capital ratios (Canadian basis) (4)
Common equity/risk-adjusted assets	9.5%	9.9%	10.2%	10.1%	10.5%
Tier 1	8.9	9.1	9.3	9.3	9.7
Total	12.4	12.7	12.9	12.9	12.8
Common share information
Shares outstanding (in thousands)
End of period	644,748	649,066	653,280	655,963	656,021
Average basic	641,166	645,074	647,737	650,044	656,952
Average diluted	651,279	654,768	658,144	659,356	664,450
Dividends per share	$.52	$.52	$.52	$.46	$.46
Book value per share	27.49	27.81	27.78	26.80	26.38
Common share price – High (5)	63.77	61.88	65.64	65.90	65.00
Low (5)	58.94	58.04	60.56	60.26	57.50
Close	63.40	61.50	60.95	63.19	63.48
Dividend yield	3.4%	3.5%	3.3%	2.9%	3.0%
Dividend payout ratio	68%	44%	44%	38%	38%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003
(C$ millions, except per share and percentage amounts)	Q3	Q2	Q1
Consolidated statement of income
Net interest income	$1,644	$1,628	$1,714
Non-interest income	2,658	2,433	2,621
Provision for credit losses	(167)	(211)	(200)
Insurance policyholder benefits, claims and acquisition expense	(335)	(312)	(371)
Non-interest expense	(2,581)	(2,514)	(2,559)
Business realignment charges	—	—	—
Goodwill impairment	—	—	—
Income taxes	(413)	(304)	(410)
Non-controlling interest	(30)	(31)	(28)

Net income	$776	$689	$767

Earnings per share (1)
Basic	$1.15	$1.00	$1.12
Diluted	1.14	0.99	1.10
Performance ratios
Return on common equity	17.4%	15.4%	16.9%
Return on assets	.77	.71	.77
Return on assets after preferred dividends	.75	.68	.74
Net interest margin (2)	1.62	1.67	1.71
Non-interest income as a % of total revenues	61.8	59.9	60.5
Consolidated balance sheet
Assets
Cash, deposits with banks and securities	$129,667	$126,461	$119,892
Assets purchased under reverse repurchase agreements	43,371	38,879	39,396
Residential mortgage loans	77,201	74,431	73,417
Personal loans	31,444	30,857	30,525
Credit card loans	5,625	5,327	5,214
Business and government loans	57,466	57,710	59,929
Allowance for loan losses	(2,156)	(2,226)	(2,267)
Other assets	66,786	66,812	66,190

	$409,404	$398,251	$392,296

Liabilities and shareholders’ equity
Deposits – Canada	$153,928	$148,156	$141,767
Deposits – International	103,805	103,410	106,864
Other liabilities	125,013	119,298	116,068
Subordinated debentures	6,780	6,828	6,885
Non-controlling interest in subsidiaries	1,454	1,475	1,445
Total equity	18,424	19,084	19,267

	$409,404	$398,251	$392,296

Selected average balances and off-balance sheet data
Averages (3)
Assets	$402,400	$399,700	$397,400
Loans and acceptances	176,070	177,609	178,444
Deposits	251,506	248,709	254,112
Common equity	17,475	17,697	17,512
Total equity	18,453	19,184	19,026
Assets under administration	1,444,000	1,368,200	1,434,200
Assets under management	89,200	88,700	91,600
Provision for credit losses
Allocated specific	$167	$211	$200
Allocated general	(5)	2	2

Total allocated	162	213	202
Unallocated	5	(2)	(2)

Total	$167	$211	$200

Nonaccrual loans as a % of loans and acceptances	1.07%	1.23%	1.35%
Capital ratios (Canadian basis) (4)
Common equity/risk-adjusted assets	10.4%	10.6%	10.6%
Tier 1	9.6	9.6	9.4
Total	12.7	12.8	12.7
Common share information
Shares outstanding (in thousands)
End of period	658,612	662,427	666,439
Average basic	660,810	664,634	666,006
Average diluted	668,133	671,991	674,035
Dividends per share	$.43	$.43	$.40
Book value per share	26.73	26.59	26.66
Common share price – High (5)	61.64	59.91	59.86
Low (5)	56.75	53.26	53.91
Close	58.90	59.80	55.30
Dividend yield	2.9%	3.0%	2.8%
Dividend payout ratio	37%	43%	36%

(1)	Earnings per share for the year may not equal the sum of the quarters.

(2)	Net interest income as a percentage of average assets.

(3)	Based on methods intended to approximate the average of the daily balances for the period.

(4)	Calculated using guidelines issued by the Superintendent of Financial Institutions Canada and Canadian GAAP financial information.

(5)	Intraday high and low share prices.